NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR
RELATING TO A SPECIAL MEETING OF SHAREHOLDERS OF
TRANS-ORIENT PETROLEUM LTD.

to be held on December 9, 2009

CONCERNING A PLAN OF ARRANGEMENT INVOLVING
TRANS-ORIENT PETROLEUM LTD., TAG OIL LTD.
AND TAG ACQUISITION CORP.

October 30, 2009

RECOMMENDATION TO TRANS-ORIENT SHAREHOLDERS
All members of the Board of Directors of Trans-Orient Petroleum Ltd. (“Trans-Orient”) eligible to vote unanimously recommend that all shareholders vote IN FAVOUR OF the special resolution to approve the Arrangement that, if completed, will result in the acquisition by TAG Oil Ltd. (“TAG Oil”) of all of the outstanding common shares of Trans-Orient for consideration of 1 TAG Oil common share for every 2.8 Trans-Orient common shares.

This Management Information Circular and the accompanying materials require your immediate attention. If you are uncertain as to how to deal with these documents or the matters to which they refer, please consult a professional advisor.

October 30, 2009

Dear fellow Shareholder:

Plan of Arrangement

On September 16, 2009, Trans-Orient Petroleum Ltd. (“Trans-Orient”) and TAG Oil Ltd. (“TAG Oil”) agreed to a strategic business combination to be effected by way of a plan of arrangement (the “Arrangement”) between Trans-Orient and TAG Oil pursuant to which TAG Oil will acquire all of the issued and outstanding common shares of Trans-Orient (the “Trans-Orient Shares”). Under the Arrangement, holders of the Trans-Orient Shares will receive 1 common share of TAG Oil in exchange for every 2.8 Trans-Orient Shares.

We believe that the business combination with TAG Oil will have significant benefits for holders of the Trans-Orient Shares (the “Shareholders” or the “Trans-Orient Shareholders”). It is anticipated that the increased scale, resources and capabilities of the combined company should position us to deliver greater value to the Shareholders over time. In an increasingly competitive market, the larger combined company should have better access to capital, projects and acquisition opportunities. While some sector-specific recovery has been seen for certain commodities, the financial markets have generally deteriorated quite dramatically since the early part of last year and we believe that the business combination with TAG Oil will result in a stronger company that will be better equipped to deal with the challenges ahead and to take advantage of the opportunities for growth that will inevitably arise.

You will find full details of the proposed Arrangement in the enclosed management information circular of Trans-Orient (the “Information Circular”). We encourage you to read the Information Circular in full. All members of the board of directors of Trans-Orient eligible to vote have unanimously determined that the Arrangement is in the best interests of Trans-Orient and is fair, from a financial point of view, to its Shareholders, and recommend that Shareholders vote in favour of the Arrangement. The recommendation of the board of directors is based on various factors, including the recommendation of an independent committee of the board of directors (the “Special Committee”) the opinion of Stephen Semeniuk, who is a certified financial advisor that was retained by the Special Committee, to the effect that, as of the date of such opinion, the Arrangement is fair, from a financial point of view, to the Trans-Orient Shareholders. The full text of such opinion is attached to the Information Circular as Appendix D.

If the proposed Arrangement is completed, you will have an ownership stake in a company which:

(a)

combines TAG Oil’s exploration and production property interests located in the onshore portion of the Taranaki Basin, New Zealand, with Trans-Orient’s exploration property interests located in the onshore portion of the East Coast Basin, New Zealand, to consolidate ownership and mitigate project risk to Shareholders;

(b)	yields benefits to Shareholders by providing access to a broad asset base and capitalization with significantly enhanced liquidity;

(c)	is able to sustain active development and exploration programs at a time where its peer companies are contracting their activities;

(d)	is well positioned for internal growth and better able to consider further consolidation and acquisition opportunities in the oil and natural gas industry; and

(e)	has an experienced and entrepreneurial management team with significant experience in project acquisition, generation, evaluation and development.

Special Meeting of Shareholders

You are invited to attend a special meeting (the “Meeting”) of the Shareholders to be held at the offices of McCullough O’Connor Irwin LLP, Suite 1100 - 888 Dunsmuir Street, Vancouver, British Columbia, V6C 3K4, on December 9, 2009 at 10:00 a.m. (Vancouver time).

At the Meeting, you will be asked to consider and, if deemed advisable, to pass a special resolution approving a statutory arrangement pursuant to section 288 of the Business Corporations Act (British Columbia), whereby TAG Oil will acquire all of the outstanding Trans-Orient Shares. The Arrangement will result in Shareholders exchanging their Trans-Orient Shares and acquiring, in respect of each 2.8 Trans-Orient Shares held, 1 common share of TAG Oil.

To be effective, the Arrangement must be approved by a resolution approved by two-thirds of the votes cast by Shareholders present or represented by proxy at the Meeting. The Arrangement is also subject to certain other conditions, including the approval of the TSX Venture Exchange and the Supreme Court of British Columbia.

Further Information

The accompanying Notice of Special Meeting and Information Circular provide a full description of the Arrangement and includes certain additional information to assist you in considering how to vote in respect of the Arrangement. You are encouraged to consider carefully all of the information in the accompanying Information Circular. If you require assistance, you should consult your financial, legal or other professional advisor.

Your vote is important, regardless of the number of Trans-Orient Shares you own. If you are a registered holder of Trans-Orient Shares, we encourage you to take the time now to complete, sign, date and return the enclosed form of proxy by not later than 10:00 a.m. (Vancouver time) on December 7, 2009 to ensure that your shares will be voted at the Meeting in accordance with your instructions, whether or not you are able to attend in person. If you hold your Trans-Orient Shares through a broker or other intermediary, you should follow the instructions provided by your broker or other intermediary to vote your shares. If you have any questions or require more information with regard to the procedures for voting or have questions regarding the Arrangement, please contact Trans-Orient at (604) 682-6496.

A letter of transmittal (the “Letter of Transmittal”), will be provided to you following completion of the Arrangement. You will be asked at that time to complete and return the Letter of Transmittal together with the certificate(s) representing your Trans-Orient Shares, to Computershare Investor Services Inc. at the address specified in the Letter of Transmittal. The Letter of Transmittal will contain other procedural information relating to the Arrangement and should be reviewed carefully. It is recommended that you complete, sign and return the Letter of Transmittal with the certificate(s) representing your Trans-Orient shares as soon as possible after you receive it.

Thank you for your continued support.

Yours very truly,

(signed) “Garth Johnson”

Garth Johnson
President and Chief Executive Officer

FREQUENTLY ASKED QUESTIONS ABOUT THE ARRANGEMENT AND THE MEETING

Following are some questions that you, as a Shareholder, may have relating to the Meeting and answers to those questions. These questions and answers do not provide all of the information relating to the Meeting or the matters to be considered at the Meeting and are qualified in their entirety by the more detailed information contained elsewhere in this Information Circular. You are urged to read this Information Circular in its entirety before making a decision related to your Trans-Orient Shares.

Q:	What am I voting on?

A:

You are being asked to vote IN FAVOUR OF the Arrangement Resolution approving the Arrangement, which provides for, among other things, TAG Oil acquiring all of the issued and outstanding Trans-Orient Shares. Through the Arrangement, Shareholders will receive 1 TAG Oil Share in exchange for every 2.8 Trans-Orient Shares held. You also are being asked to approve the transaction of any other business that may properly come before the Meeting or any adjournments or postponements of the Meeting.

Q:	When and where is the Meeting?

A:	The Meeting will take place on December 9, 2009 at 10:00 a.m. (Vancouver time), at the offices of McCullough O’Connor Irwin LLP, Suite 1100 - 888 Dunsmuir Street, Vancouver, British Columbia, V6C 3K4.

Q:	Who is soliciting my proxy?

A:

Your proxy is being solicited by management of Trans-Orient. This Information Circular is furnished in connection with that solicitation. The solicitation of proxies for the Meeting will be made primarily by mail, and may be supplemented by telephone or other personal contact by the officers or agents of Trans-Orient retained to assist in the solicitation of proxies.

Q:	Who can attend and vote at the Meeting and what is the quorum for the Meeting?

A:

Only Shareholders of record as of the close of business on October 28, 2009, the record date for the Meeting, are entitled to receive notice of and to attend, and to vote at, the Meeting or any adjournment(s) or postponement(s) of the Meeting.

The quorum for the transaction of business at the Meeting will be two Shareholders present at the opening of the Meeting entitled to vote at the Meeting, or one or more proxyholders representing two Shareholders entitled to vote at the Meeting, or one Shareholder and a proxyholder representing a Shareholder entitled to vote at the Meeting, who in any case hold, in the aggregate, at least 10% of the issued Trans-Orient Shares entitled to be voted at the Meeting.

Q:	How many Trans-Orient Shares are entitled to vote?

A:	As of October 28, 2009, there were 36,595,225 Trans-Orient Shares outstanding and entitled to vote at the Meeting. You are entitled to one vote for each Trans-Orient Share that you own.

Q:	What will I receive in the Arrangement?

A:	If the Arrangement is completed, Shareholders will be entitled to receive consideration of 1 TAG Oil Share for every 2.8 outstanding Trans-Orient Shares held.

Q:	How does the consideration offered for Trans-Orient Shares compare to the market price of the Trans- Orient Shares before the Arrangement was announced?

A:

The consideration to be received by the Shareholders under the Arrangement represents a discount of approximately 25% based on the weighted average trading price of Trans-Orient Shares and TAG Oil Shares on the TSXV for the 20 trading days ended September 15, 2009 (the trading day before the Arrangement was announced) and a 15% discount over Trans-Orient’s Share price on September 15, 2009. However, the transaction represents a 40% premium on Trans-Orient’s per-share net asset value.

Q:	What vote is required at the Meeting to approve the Arrangement Resolution?

A:

The Arrangement Resolution must be passed by the affirmative vote of at least 662/3% of the votes cast at the Meeting by Shareholders present in person or represented by proxy and entitled to vote at the Meeting.

Q:	What if I return my proxy but do not mark it to show how I wish to vote?

A:

If your proxy is signed and dated and returned without specifying your choice or is returned specifying both choices, your Trans-Orient Shares will be voted IN FAVOUR OF the Arrangement Resolution in accordance with the recommendation of the Trans-Orient Board.

Q:	When is the cut-off time for delivery of proxies?

A:

Proxies must be delivered to Computershare Investor Services Inc., by mail to 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1 or by hand to 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof. In this case, assuming no adjournment, the proxy-cut off time is 10:00 a.m. (Vancouver time) December 7, 2009. The Chair of the Meeting may waive the proxy-cut off time without notice.

Q:	Can I change my vote after I submitted a signed proxy?

A:	Yes.

In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a proxy may revoke it as to any matter on which a vote has not already been cast by either executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Registered Shareholder or the Registered Shareholder’s authorized attorney in writing, or, if the Shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare or at the head office of Trans-Orient at Suite 2901, 1050 Burrard Street, Vancouver, British Columbia, V6Z 2S3 or at the address of Trans-Orient’s Attorney for Service in British Columbia at Suite 1100, 888 Dunsmuir Street, Vancouver, British Columbia, V6C 3K4, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the Chair of the Meeting at the Meeting on the day of the Meeting or any reconvening thereof. A revocation of a proxy will not affect a matter on which a vote is taken before such revocation.

Q:	What are the recommendations of the Special Committee and the Directors?

A:

The Special Committee unanimously recommended that the Directors approve the Arrangement and recommend that Shareholders vote for the Arrangement, and all Directors eligible to vote unanimously recommend that Shareholders vote IN FAVOUR OF the Arrangement Resolution to approve the Arrangement.

Q:	Why are the Special Committee and the Directors making this recommendation?

A:

In reaching their conclusion that the Arrangement is substantively and procedurally fair from a financial point of view to Trans-Orient Shareholders and that the Arrangement is in the best interests of Trans-Orient, the Special Committee and the Directors considered and relied upon a number of factors, including those described under the headings “The Arrangement — Benefits of and Reasons for the Arrangement” and “The Arrangement — Fairness Opinion” in this Information Circular.

Q:	In addition to the approval of Shareholders, are there any other approvals required for the Arrangement?

A:

Yes, the Arrangement requires the approval of the Court and also is subject to the receipt of certain regulatory approvals, including the approval of the TSXV. See “The Arrangement — Approvals Required” in this Information Circular.

Q:	Are TAG Oil shareholders required to approve the Arrangement?

A:	The Arrangement does not require TAG Oil to seek the approval of TAG Oil shareholders.

Q:	Do any Directors and executive officers of Trans-Orient have any interests in the Arrangement that are different from, or in addition to, those of the Shareholders?

A:

In considering the recommendations of the Trans-Orient Board to vote in favour of the matters discussed in this Information Circular, Shareholders should be aware that some of the directors and executive officers of Trans- Orient may have interests in the Arrangement that are different from, or in addition to, the interests of Shareholders generally. See “Interests of Certain Persons in the Arrangement” in this Information Circular.

Q:	Will the Trans-Orient Shares continue to be listed on the TSXV and OTCBB after the Arrangement?

A:

No. Trans-Orient will be de-listed from the TSXV and OTCBB when the Arrangement is completed and Trans- Orient will become a wholly-owned subsidiary of TAG Oil through an Amalgamation with TAG Subco. When the Arrangement is completed, former Trans-Orient Shareholders will hold TAG Oil Shares, which will continue to be listed on Tier 1 on the TSXV.

Q:	Should I send my Share certificates now?

A:

No. A Letter of Transmittal will be sent to you following completion of the Arrangement. You are not required to send your certificates representing Trans-Orient Shares to validly cast your vote in respect of the Arrangement Resolution. We encourage Registered Shareholders to complete, sign, date and return the Letter of Transmittal, together with your share certificate(s) promptly upon receipt, which will assist TAG Oil in arranging for the prompt payment in respect of your Trans-Orient Shares if the Arrangement is completed.

Q:	When can I expect to receive consideration for my Trans-Orient Shares?

A:

Assuming completion of the Arrangement, if you hold your Trans-Orient Shares through an Intermediary, then you are not required to take any action and the TAG Oil Shares will be delivered to your Intermediary through the procedures in place for such purposes between CDS & Co. or similar entities and such Intermediaries. If you hold your Trans-Orient Shares through an Intermediary, you should contact your Intermediary if you have questions regarding this process.

In the case of Registered Shareholders, as soon as practicable after the Effective Date, assuming due delivery of the required documentation, including the applicable Trans-Orient Share certificates and a duly and properly completed Letter of Transmittal, TAG Oil will cause the Depositary to forward a certificate representing the TAG Oil Shares to which the Registered Shareholder is entitled by first class mail to the address of the Shareholder as shown on the register maintained by Computershare Investor Services Inc., unless the Shareholder indicates in the Letter of Transmittal that it wishes to pick up the certificate representing the TAG Oil Shares.

Shareholders who do not deliver their Trans-Orient Share certificates and all other required documents to the Depositary on or before the date which is six years after the Effective Date will lose their right to receive TAG Oil Shares for their Trans-Orient Shares.

See “The Arrangement – Share Exchange Procedures” in this Information Circular.

Q:	How will the votes be counted?

A:

Computershare Investor Services Inc., Trans-Orient’s Transfer Agent, counts and tabulates the proxies. Proxies are counted and tabulated by the Transfer Agent in such a manner as to preserve the confidentiality of the voting instructions of Registered Shareholders subject to a limited number of exceptions.

Q:	How will I know when the Arrangement will be implemented?

A:

The Effective Date will occur upon satisfaction or waiver of all of the conditions to the completion of the Arrangement. If the requisite level of approval is obtained at the Meeting, the Effective Date is expected to occur on or about December 15, 2009. On the Effective Date, Trans-Orient and TAG Oil will publicly announce that the conditions are satisfied or waived and that the Arrangement has been implemented.

Q:	Are there risks I should consider in deciding whether to vote for the Arrangement Resolution?

A:

Yes. Some of these risks include: (i) the Arrangement Agreement may be terminated in certain circumstances, in which case the market price for Trans-Orient Shares may be adversely affected; (ii) there can be no certainty that all conditions precedent to the Arrangement will be satisfied or waived, or as to the timing of their satisfaction or waiver; (iii) as Trans-Orient Shareholders will receive TAG Oil Shares based on a fixed exchange ratio, TAG Oil Shares received by Trans-Orient Shareholders under the Arrangement may have a market value lower than expected; (iv) the issue of TAG Oil Shares under the Arrangement and their subsequent sale may cause the market price of TAG Oil Shares to decline; (v) TAG Oil may not meet anticipated exploration and development results following completion of the Arrangement; and (vi) the Arrangement may give rise to adverse tax consequences to Trans-Orient Securityholders.

See “Risks Factors of the Arrangement” in this Information Circular.

Q:	What are the Canadian income tax consequences of the Arrangement?

A:

A Canadian resident who holds Trans-Orient Shares as capital property will generally not realize a capital gain or capital loss for Canadian income tax purposes on the exchange of those shares for TAG Oil Shares under the Arrangement. A non-resident who holds Trans-Orient Shares as capital property will generally not be subject to Canadian income tax in respect of any capital gain realized on the exchange unless the shares are “taxable Canadian property” and are not “treaty-protected property”.

Shareholders should be aware of the Canadian income tax consequences of the Arrangement summarized under “Certain Canadian Federal Income Tax Considerations” in this Information Circular.

For a summary of certain material Canadian income tax consequences of the Arrangement, see “Certain Canadian Federal Income Tax Considerations”. Such summary is not intended to be legal or tax advice to any particular Shareholder. Shareholders should consult their own tax and investment advisors with respect to their particular circumstances.

Q:	What are the U.S. Federal income tax consequences of the Arrangement?

A:

The exchange of Trans-Orient Shares for TAG Oil Shares pursuant to the Arrangement should qualify as a tax- deferred “reorganization” within the meaning of Section 368(a)(1) of the Code (a “Reorganization”). However, neither Trans-Orient nor TAG Oil has sought or obtained either a ruling from the IRS or an opinion of counsel regarding any of the tax consequences of the Arrangement. Accordingly, there can be no assurance that the IRS will not challenge the status of the Arrangement as a Reorganization or that the U.S. courts will uphold the status of the Arrangement as a Reorganization in the event of an IRS challenge.

Assuming the Arrangement is treated as a Reorganization and subject to special rules applicable to interests in passive foreign investment companies, as discussed under “Certain United States Federal Income Tax Considerations,” the U.S. Holders of Trans-Orient Shares should not recognize gain or loss for U.S. federal income tax purposes on the exchange of Trans-Orient Shares for TAG Oil Shares pursuant to the Arrangement. The passive foreign investment company rules may require U.S. Holders to recognize taxable gain subject to tax at ordinary income tax rates and incur an interest charge on a deemed income deferral benefit. This description of U.S. federal income tax consequences of the Arrangement is qualified in its entirety by the longer form discussion under “Certain U.S. Federal Income Tax Considerations” below, and neither this description nor the longer form discussion is intended to be legal or tax advice to any particular U.S. Holder of Trans-Orient Shares. Accordingly, U.S. Holders of Trans-Orient Shares should consult their own tax advisors with respect to their particular circumstances.

Q:	Am I entitled to Dissent Rights?

A:

The Plan of Arrangement and the Interim Order provide the Registered Shareholders with dissent rights in connection with the Arrangement that will be available in the event that the Arrangement Resolution is approved by the Shareholders. Registered Shareholders considering exercising dissent rights should seek the advice of their own legal counsel and tax and investment advisors and should carefully review the description of such rights set forth in this Information Circular, as well as the Plan of Arrangement and the Interim Order, and comply with the provisions of Sections 237 - 247 of the BCA,) the full text of which is set out on Appendix H to this Circular, as modified by the Plan of Arrangement) Interim Order and the Final Order. See “Dissenting Registered Shareholders’ Rights” in this Information Circular.

Q:	Are there tax consequences to exercising my dissent rights?

A:

Shareholders who duly exercise their dissent rights and whose Trans-Orient Shares are acquired by Trans- Orient for payment of fair value will be considered to have disposed of those shares for proceeds of disposition equal to the amount paid. Such a disposition could result in a deemed dividend and a gain or loss for Canadian income tax purposes, which could result in a requirement for the dissenting Shareholder to pay tax even if the fair value is less than the value of the consideration offered under the Arrangement and even if the dissenting Shareholder does not ultimately receive fair value for the shares until following the completion of the Arrangement. See “Certain Canadian Federal Income Tax Considerations” in this Information Circular. For a discussion of the material U.S. federal income tax consequences of exercising dissent rights, see “Certain United States Federal Income Tax Considerations” in this Information Circular.

Q:	What will happen to the Trans-Orient Shares that I currently own after completion of the Arrangement?

A:

Upon completion of the Arrangement, certificates representing Trans-Orient Shares will represent only the right of the Registered Shareholder to receive consideration of 1 TAG Oil Share for every 2.8 Trans-Orient Shares held. Trading in Trans-Orient Shares on the TSXV and OTCBB will cease and Trans-Orient will apply to terminate its status as a reporting issuer under Canadian and U.S. securities laws and will cease to be required to file reports with the applicable Canadian Securities Administrators and United States Securities and Exchange Commission. TAG Oil will continue to be listed on Tier 1 on the TSXV.

Q:	Who can I contact if I have questions?

A:

Shareholders who have additional questions about the Arrangement, including the procedures for voting, should contact Trans-Orient at (604) 682-6496. Shareholders who have questions about deciding how to vote should contact their financial, legal or professional advisors.

- ii -

- iii -

ENCLOSURES:

Form of Proxy relating to the Meeting
Voting Information Form

TRANS-ORIENT PETROLEUM LTD.

999 Canada Place
World Trade Centre, Suite 404
Vancouver, B.C. V6C 3E2

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF
TRANS-ORIENT PETROLEUM LTD.

NOTICE IS HEREBY GIVEN THAT the special meeting (the “Meeting”) of holders (the “Shareholders” or “Trans-Orient Shareholders”) of common shares of TRANS-ORIENT PETROLEUM LTD. (“Trans-Orient”) will be held at the offices of McCullough O’Connor Irwin LLP, Suite 1100, 888 Dunsmuir Street, Vancouver, British Columbia, V6C 3K4, on December 9, 2009 at 10:00 a.m., Vancouver time, for the following purposes:

1.

in accordance with the interim order of the Supreme Court of British Columbia dated November 4, 2009 (the “Interim Order”), to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”) approving an arrangement (the “Arrangement”) under section 288 of the Business Corporations Act (British Columbia) (the “BCA”), the purpose of which is to effect, among other things, the acquisition of all of the common shares of Trans-Orient by TAG Oil Ltd. (“TAG Oil”) through the exchange of the issued common shares of Trans-Orient (“Trans-Orient Shares”) for common shares of TAG Oil (“TAG Oil Shares”) on the basis of one TAG Oil Share for every 2.8 Trans-Orient Shares, as well as certain related transactions, all as more fully set forth in the accompanying management proxy circular (the “Information Circular”) of Trans-Orient; and

2.	to transact such other business as may be properly brought before the Meeting or any adjournment thereof.

Specific details of the matters proposed to be put before the Meeting are set forth in the accompanying Information Circular.

TAKE NOTICE that pursuant to the Interim Order, registered holders of Trans-Orient Shares may until 5:00 p.m. (Vancouver time) on December 7, 2009 give a notice of dissent by registered mail addressed to Trans-Orient at its offices located at 999 Canada Place, World Trade Center, Suite 404, Vancouver, British Columbia, V6C 3E2 with respect to the Arrangement Resolution. Registered holders of Trans-Orient Shares who validly dissent from the Arrangement will be entitled to be paid the fair value of their Trans-Orient Shares, subject to strict compliance with Sections 237 to 247 of the BCA, as modified by the provisions of the Interim Order, the Final Order and the Plan of Arrangement in respect of the Arrangement. Failure to comply strictly with the requirements set forth in Sections 237 to 247 of the BCA, as modified by the provisions of the Interim Order, the Final Order and the Plan of Arrangement in respect of the Arrangement may result in the loss or unavailability of any right of dissent. The right of dissent and the provisions of the BCA are described in the Information Circular under the heading “Dissenting Shareholders’ Rights”.

A Shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof. To be effective, the enclosed proxy must be received by Computershare Investor Services Inc., by mail to 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1 or by hand to 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9, at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Meeting or, if the Meeting is adjourned or postponed, at least 48 hours prior to the start of such adjourned or postponed meeting. The Chair of the meeting may waive the proxy-cut off time without notice. Non-registered holders of Trans-Orient Shares should complete and return the voting instruction form or other authorization provided to them in accordance with the instructions provided therein. Failure to do so may result in your Trans-Orient Shares not being voted at the Meeting.

The record date for determination of the Shareholders entitled to receive notice of and to vote at the Meeting is October 28, 2009. Only Shareholders whose names have been entered in the register of Trans-Orient on the close of business on that date will be entitled to receive notice of and to vote at the Meeting.

The Arrangement is subject to shareholder approval pursuant to the Interim Order of the Court and Section 289 of the BCA. Before the Arrangement can become effective, it must be approved by a final order of the Court (the “Final Order”). A copy of the Interim Order and the Notice of Hearing of Application of the Final Order together with the proposed form of the Final Order are attached as Appendix F and Appendix G, respectively, to the Information Circular.

The Information Circular and a form of proxy accompany this Notice.

DATED at the City of Vancouver, in the province of British Columbia, this 30th day of October, 2009.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Garth Johnson”

Garth Johnson
President, Chief Executive Officer and Director

NOTICE TO UNITED STATES SECURITYHOLDERS

The TAG Oil Shares and the TAG Oil Warrants to be issued under the Arrangement have not been and will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”), or the securities laws of any state of the United States. Such securities are being issued in reliance on the exemption from registration requirements set forth in Section 3(a)(10) of the 1933 Act and exemptions provided under the securities laws of each applicable state of the United States. The restrictions on resale imposed by the 1933 Act will depend on whether the holder of the TAG Oil Shares or TAG Oil Warrants, as applicable, issued pursuant to the Arrangement is an “affiliate” of TAG Oil after the Effective Date or within 90 days before the Effective Date. As defined in Rule 144 under the 1933 Act, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer. Usually, this includes the directors, executive officers and major shareholders of the issuer. The TAG Oil Warrants may not be exercised in the United States or by, or for the account or benefit of, any U.S. person (as defined in Rule 902(k) of Regulation S under the 1933 Act) or person in the United States unless an exemption from registration under the 1933 Act and applicable state securities laws is available. See “Securities Laws Considerations - U.S. Securities Laws” in this Information Circular.

This solicitation of proxies is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “1934 Act”). Such solicitation is made in the United States with respect to securities of a Canadian “foreign private issuer”, as such term is defined in Rule 405 promulgated under the 1933 Act, in accordance with Canadian corporate and securities laws and this Information Circular has been prepared in accordance with disclosure requirements applicable in Canada. Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act. Trans-Orient is not currently subject to the reporting requirements of the 1934 Act.

The historical financial information for TAG Oil incorporated by reference in this Information Circular have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ from United States generally accepted accounting principles (“U.S. GAAP”) in certain respects and are subject to Canadian auditing and auditor-independence standards, and thus are not comparable in all respects to financial statements prepared in accordance with U.S. GAAP and the rules and regulations of the United States Securities and Exchange Commission (the “SEC”).

Enforcement by securityholders of civil liabilities under the United States securities laws may be affected adversely by the fact that each party to the Arrangement is organized under the laws of a jurisdiction other than the United States, that some of their officers and directors are residents of countries other than the United States and that some of the experts named in this Information Circular are residents of Canada. As a result, it may be difficult or impossible for securityholders in the United States to effect service of process within the United States upon TAG Oil or Trans-Orient, their directors or officers, or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States. In addition, securityholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States.

Information concerning the properties and operations of TAG Oil and Trans-Orient has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. In particular, the information regarding oil and natural gas reserves and resources contained in this Information Circular was prepared pursuant to National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities adopted by the Canadian securities authorities. The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proven reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. Certain terms used in this Information Circular, including “probable”, “possible” and

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“recoverable”, “reserves”, and “resources” while recognized and required by Canadian securities regulations, are strictly forbidden by the SEC’s guidelines from being included in filings with the SEC. Accordingly, information regarding oil and natural gas reserves and resources contained herein may not be comparable to disclosures by United States companies contained in SEC filings.

United States Shareholders should be aware that the acquisition, holding and disposing of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for the Shareholders who are residents in, or citizens of, the United States may not be fully described herein. See “Certain Canadian Federal Income Tax Considerations - Non-Residents” and “Certain United States Federal Income Tax Considerations” in this Information Circular.

THE TAG OIL SHARES TO BE ISSUED PURSUANT TO THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITY IN ANY STATE OF THE UNITED STATES OR PROVINCE OF CANADA, NOR HAS THE SEC OR ANY SECURITIES REGULATORY AUTHORITY IN ANY STATE OF THE UNITED STATES OR PROVINCE OF CANADA PASSED UPON THE ACCURACY OR ADEQUACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

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CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This Information Circular and certain documents incorporated by reference into this Information Circular include “forward-looking statements” within the meaning of the 1933 Act, the 1934 Act and Canadian securities laws. All statements, other than statements of historical facts, included in this Information Circular or in documents incorporated by reference herein that address activities, events or developments that either Trans-Orient or TAG Oil expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of or involving Trans-Orient’s or TAG Oil’s business, operations, plans and other such matters are forward-looking statements. When used in this Information Circular, the words “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe”, “pro forma” and similar expressions are intended to identify forward-looking statements.

The statements made in this Information Circular about the anticipated impact the Arrangement may have on TAG Oil or Trans-Orient, as well as the benefits expected to result from the Arrangement, are forward-looking statements. Other forward-looking statements include, but are not limited to the following:

  the requirement for, and pricing of, future financings;

  the price of oil and natural gas;

  foreign currency fluctuations;

  timing and delays in obtaining government approvals;

  the timing of the Final Order and the Effective Date (each as defined herein) of the Arrangement;

  the estimates of TAG Oil’s oil and natural gas reserves and resources;

  TAG Oil’s oil and natural gas production levels;

  capital expenditure programs, estimated production costs, exploration expenditures and reclamation costs;

  expectations of market prices and costs;

  supply and demand for oil and natural gas;

  possible impacts of litigation;

  exploration, development and expansion plans and objectives;

  TAG Oil’s expectations regarding the ability to raise capital and to continually add to its oil and natural gas reserves and resources through acquisitions and development; and

  receipt of regulatory approvals and permits and treatment under governmental regulatory regimes.

These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Trans-Orient or TAG Oil to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to:

  the integration of acquisitions;

  volatility in market prices for oil and natural gas;

  changes in foreign currency exchange rates and interest rates;

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  liabilities inherent in oil and natural gas operations;

  uncertainties associated with estimating oil and natural gas reserves and resources;

  failure to obtain industry partners and other third party consents and approvals, when required;

  competition for, among other things, capital, acquisitions of oil and natural gas reserves, undeveloped lands and skilled personnel;

  incorrect assessments of the value of acquisitions; and

  geological, technical, drilling and processing problems.

Risks specific to Trans-Orient and TAG Oil, including risks specific to TAG Oil following completion of the Arrangement, are discussed in the section entitled “Risk Factors of the Arrangement” in this Information Circular.

Although Trans-Orient or TAG Oil, where applicable, have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Certain of the forward-looking statements and forward-looking information and other information contained herein concerning the oil and gas industry and TAG Oil’s and Trans-Orient’s general expectations concerning the oil and gas industry are based on estimates prepared by TAG Oil or Trans-Orient using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which TAG Oil or Trans-Orient believe to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, this data is inherently imprecise. While TAG Oil and Trans-Orient are not aware of any misstatement regarding any industry data presented herein, the oil and gas industry involves risks and uncertainties that are subject to change based on various factors.

The forward-looking statements contained herein and in the documents incorporated by reference herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this Information Circular are made as of the date of this Information Circular or as of the date specified in the documents incorporated by reference, as the case may be, and, except as required under applicable securities laws, neither TAG Oil nor Trans-Orient undertakes any obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise.

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CURRENCY AND EXCHANGE RATES

Unless otherwise indicated herein, references to “$” or “dollars” in this Information Circular and the Appendices hereto are to Canadian dollars, and references to “US$” or “U.S. dollars” are to United States dollars.

The following table sets forth:

  the rates of exchange for the years ended July 31 for the last five fiscal years, and the 3 months ended October 31, 2009, in effect at the end of each of the periods indicated;

  the average exchange rates in effect on the last business day of each month during such periods; and

  the high and low exchange rate during such periods;

in each case based on the buying rate as reported by the Bank of Canada for conversion of U.S. dollars into Canadian dollars.

	3 months
	ended October
	31, 2009	2009	2008	2007	2006	2005
Rate at end of period	1.0774	1.0790	1.0240	1.0668	1.1316	1.2241
Average rate during period	1.0753	1.1758	1.0072	1.1260	1.1551	1.1789
High for period	1.1072	1.3000	1.0778	1.1855	1.2185	1.2185
Low for period	1.0259	1.0253	0.9215	1.0378	1.0983	1.1467

On October 30, 2009, the buying rate as reported by the Bank of Canada for the conversion of Canadian dollars US$1.00 for CDN$1.0774.

METRIC EQUIVALENTS

For ease of reference, the following factors for converting imperial measurements into metric equivalents are provided:

To convert from imperial	To metric	Multiply by
Acres	Hectares	0.404686
Feet	Metres	0.30480
Miles	Kilometres	1.609344
Tons	Tonnes	0.907185
Ounces (troy)/ton	Grams/Tonne	34.2857

SUMMARY

The following is a summary of information contained elsewhere in this Information Circular. Reference is made to, and this summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information contained in this Information Circular and the attached Appendices. Shareholders are encouraged to read this Information Circular and the attached Appendices carefully and in their entirety. In this Information Circular, dollar amounts are expressed in Canadian dollars unless otherwise stated. Capitalized words and terms in this Summary have the same meanings as set forth in the Glossary.

The Meeting

This Information Circular is furnished in connection with the solicitation of proxies by management of Trans-Orient for use at the Meeting.

Date, Time and Place of Meeting

The Meeting will be held on December 9, 2009 at 10:00 a.m. (Vancouver time) at the offices of McCullough O’Connor Irwin LLP, Suite 1100, 888 Dunsmuir Street, Vancouver, British Columbia, V6C 3K4.

Purpose of the Meeting

The purpose of the Meeting is for the Shareholders to consider, pursuant to the Interim Order, and, if thought appropriate, to pass, with or without variation, the Arrangement Resolution adopting and ratifying the Arrangement Agreement and the transactions contemplated thereby.

The full text of the Arrangement Resolution is set out as Appendix A in this Information Circular. The Arrangement Resolution will require an affirmative vote of not less than 662/3% of the votes cast by those Trans-Orient Shareholders who, being entitled to do so, vote in person or by proxy in respect of that resolution at the Meeting.

The Arrangement

Subject to certain conditions, on the Effective Date, Trans-Orient Shareholders will hold approximately 43.74% of outstanding TAG Oil Shares and Trans-Orient will become a wholly-owned subsidiary of TAG Oil through the Amalgamation with TAG Subco.

If the Arrangement Resolution is approved by the affirmative vote of 662/3% of the votes cast by Trans-Orient Shareholders present in person or by proxy at the Meeting and all other conditions to the closing of the Arrangement are satisfied or waived, the Arrangement will be implemented by way of a court-approved plan of arrangement under the BCA. Pursuant to the Plan of Arrangement, on the Effective Date, the following transactions, among others, will occur and be deemed to occur without any further authorization, act or formality by TAG Oil, Trans-Orient or any other person:

(a)	Trans-Orient and TAG Subco will amalgamate pursuant to the BCA and continue as one corporation;

(b)	all Trans-Orient Shares held by TAG Oil or TAG Subco shall be cancelled without any repayment of capital in respect thereof;

(c)

all outstanding Trans-Orient Shares, other than Trans-Orient Shares held by a Dissenting Shareholder who is ultimately entitled to be paid the fair value of its Trans-Orient Shares, will be deemed exchanged by the holder thereof, free from any claims on the basis of 2.8 Trans-Orient Shares for each one TAG Oil Share;

(d)	each outstanding common share of TAG Subco will be deemed exchanged for one common share of Amalco;

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(e)	Amalco shall issue one common share to TAG Oil for each TAG Oil Share issued pursuant to the Arrangement;

(f)

each outstanding Trans-Orient Option and Trans-Orient Warrant will be deemed exercisable to subscribe for TAG Oil Shares following the Effective Time, adjusted in accordance with their respective terms; and

(g)

each Trans-Orient Share in respect of which Dissent Procedures have been exercised shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, claims and encumbrances, to Trans-Orient for cancellation and cancelled, with Trans-Orient being obliged to pay therefor the amount determined and payable in accordance with Article 4 of the Plan of Arrangement, and the name of such holder will be removed from the register of holders of Trans-Orient Shares.

Full particulars of the Arrangement are contained in the Plan of Arrangement attached to the Arrangement Agreement. A copy of the Plan of Arrangement is attached hereto as Appendix B. See “The Arrangement”.

Immediately following the Effective Date, Trans-Orient will be a wholly-owned subsidiary of TAG Oil through the Amalgamation with TAG Subco.

Assuming there are no Dissenting Shareholders and that no Trans-Orient Options or Trans-Orient Warrants are exercised during the period between the date of this Information Circular and the Effective Date, approximately 13,069,723 TAG Oil Shares will be issued to Shareholders pursuant to the Arrangement. As a result, there will be approximately 29,881,945 TAG Oil Shares issued and outstanding following completion of the Arrangement with former Trans-Orient Shareholders holding approximately 43.74% of the then outstanding TAG Oil Shares.

Directors and Officers of TAG Oil following the Arrangement

The Board of Directors of TAG Oil will be reconstituted following completion of the Arrangement to accommodate the addition of three current Trans-Orient Board members, such that the Board of TAG Oil is expected to be comprised of Garth Johnson, John Vaccaro, Ronald Bertuzzi, Michael Hart and Barry MacNeil. Messrs Johnson and Vaccaro are currently directors of TAG Oil and Messrs Johnson, Bertuzzi, Hart and MacNeil are currently directors of Trans-Orient.

See “Information Concerning TAG Oil Following Completion of the Arrangement – Directors and Officers of TAG Oil Post-Arrangement”.

Benefits of and Reasons for the Arrangement

The Trans-Orient Board believes that the Arrangement will have the following benefits for the Shareholders:

(a)

combines TAG Oil’s oil and natural gas exploration and production property interests in the onshore portion of the Taranaki Basin, New Zealand, with Trans-Orient’s exploration property interests in the onshore portion of the East Coast Basin, New Zealand, to consolidate ownership and mitigate project risk to Shareholders;

(b)	yields benefits to Shareholders by providing access to a broad asset base and capitalization with significantly enhanced liquidity;

(c)	gives Shareholders participation in a company, TAG Oil, that is able to sustain active exploration programs at a time where its peer companies are contracting their activities;

(d)

gives Shareholders participation in a company, TAG Oil, that is well positioned for internal growth and better able to consider further consolidation and acquisition opportunities in the oil and natural gas industry; and

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(e)

gives Shareholders participation in a company, TAG Oil, that has an experienced and entrepreneurial management team with significant experience in project acquisition, generation, evaluation and development.

See “The Arrangement – Benefits of and Reasons for the Arrangement” in this Information Circular.

Special Committee

The Special Committee of independent directors appointed by the Trans-Orient Board was formed to consider the Arrangement and to make recommendations to the Trans-Orient Board with respect to the Arrangement. After careful consideration, including a thorough review of the Arrangement Agreement and the Trans-Orient Fairness Opinion, as well as a thorough review of other matters, including matters discussed below, and consultation with its financial and legal advisors, the Special Committee has unanimously concluded that the transactions contemplated by the Arrangement Agreement are fair to the Company and the Trans-Orient Shareholders. In deciding to approve the Arrangement Agreement and the terms of the Arrangement, the Trans-Orient Board considered, among other things, the recommendation of the Special Committee. See “The Arrangement - Special Committee” in this Information Circular.

Fairness Opinion

In deciding to approve the Arrangement Agreement and the terms of the Arrangement, the Trans-Orient Board considered, among other things, the Trans-Orient Fairness Opinion. The Trans-Orient Fairness Opinion concludes that the Arrangement is fair, from a financial point of view, to Trans-Orient Shareholders. The complete text of the Trans-Orient Fairness Opinion, which sets forth certain assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this Information Circular as Appendix D. The Trans-Orient Fairness Opinion is not and should not be construed as a valuation of TAG Oil or Trans-Orient or their respective assets, liabilities or securities or as a recommendation to any Shareholder to vote in favour of the Arrangement Resolution. Shareholders are urged to read the Trans-Orient Fairness Opinion in its entirety. See “The Arrangement - Fairness Opinion” in this Information Circular.

Recommendation of the Trans-Orient Board

The Trans-Orient Board has reviewed the Arrangement Agreement, including the Plan of Arrangement, and the Trans-Orient Fairness Opinion and concluded that the transactions contemplated by the Arrangement Agreement are fair to the Trans-Orient Shareholders and in the best interests of Trans-Orient.

The Trans-Orient Board of Directors recommend that Trans-Orient Shareholders vote IN FAVOUR OF the Arrangement Resolution.

See “The Arrangement – Recommendations of the Trans-Orient Board”.

Approvals Required

Shareholder Approvals

In order for the Arrangement to become effective, as provided in the Interim Order and by section 289 of the BCA, it must be approved by an affirmative vote of holders of not less than 662/3% of the Trans-Orient Shares represented in person or by proxy at the Meeting. If more than 5% of the Trans-Orient Shares become the subject of Dissent Rights, the Arrangement may be terminated by TAG Oil. Should Shareholders fail to approve the Arrangement by the requisite majority, the Arrangement will be terminated. See “The Arrangement Agreement - Conditions to the Arrangement” and “The Arrangement – Consequences if Approvals Not Obtained” in this Information Circular.

Court Approval

Provided that the Arrangement is approved by the requisite majority of Shareholders and certain other conditions are met, Trans-Orient will make an application to the Court for the Final Order as soon as reasonably practicable after the approval of the Shareholders of Trans-Orient to the Arrangement is obtained, at the Courthouse, 800 Smithe Street, Vancouver, British Columbia. The Final Order is not effective until filed with the Registrar of Companies

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for British Columbia and the Final Order will only be filed when all other conditions to closing under the Arrangement Agreement have been met or waived. At the hearing for the Final Order, any Trans-Orient Securityholder or creditor of Trans-Orient has the right to appear, be heard and present evidence if such person is of the view that his or her interests may be prejudiced by the Arrangement. A copy of the proposed form of Final Order is included as part of Appendix G hereto, but remains subject to modification as required by legal counsel or the Court. See “The Arrangement - Approvals Required – Court Approval” in this Information Circular.

Exchange Approvals

Trans-Orient is currently listed on the TSXV and OTCBB and TAG Oil is currently listed on the TSXV. Applications have been made to the TSXV to list the TAG Oil Shares to be issued pursuant to the Arrangement and the TAG Oil Shares which, as a result of the Arrangement, are issuable upon the exercise of the Trans-Orient Options and the Trans-Orient Warrants. Approval of such listings must be obtained on or before the Effective Date, subject only to compliance with the usual requirements of the TSXV. As of the date of this Information Circular, the TSXV has granted its conditional approval of the Arrangement Agreement, subject only to confirmation of necessary shareholder and courts approvals.

Lock-Up Agreement

The directors, officers and certain shareholders of Trans-Orient, who collectively hold an aggregate of 18,210,250 Trans-Orient Shares, representing approximately 49% of the outstanding Trans-Orient Shares, on a non-diluted basis, as at October 30, 2009, have signed an agreement with TAG Oil pursuant to which they have each agreed to, amongst other things, support the Arrangement and to vote all of the Trans-Orient Shares directly or indirectly beneficially owned or over which control or direction is exercised by them at the time of the Meeting, or any adjournment thereof, in favour of the Arrangement Resolution and all other matters relating thereto to be considered at the Meeting. The form of Lock-up Agreement is attached as Schedule B to the Arrangement Agreement. See “The Arrangement - Lock-up Agreement” in this Information Circular.

Share Exchange Procedures

Promptly after the Effective Date, Trans-Orient Shareholders will receive a Letter of Transmittal, which they will be asked to complete and return, together with the certificate(s) representing their Trans-Orient Shares, to Computershare, as Exchange Agent. In addition, TAG Oil will promptly deliver to Computershare or otherwise make available certificates representing the number of TAG Oil Shares required to be issued to the Shareholders (excluding Dissenting Shareholders) in connection with the Arrangement. Upon surrender to the Exchange Agent for cancellation of a certificate which, immediately prior to the Effective Date, represented outstanding Trans-Orient Shares (excluding Trans-Orient Shares held by Dissenting Shareholders) together with the Letter of Transmittal, which has been completed and signed in the manner required thereby in respect of such certificate and such additional documents and instruments as the Exchange Agent may reasonably require, the holder of such surrendered certificate will be entitled to receive in exchange therefor, and the Exchange Agent will deliver to such holder, a certificate representing that number (rounded down to the nearest whole number) of TAG Oil Shares that such holder has the right to receive pursuant to the Plan of Arrangement. No fractional TAG Oil Shares will be issued to Shareholders upon the surrender of Trans-Orient Shares for exchange and no cash amount will be paid in lieu of such fractional shares.

Until surrendered, each certificate which immediately prior to the Effective Date represents Trans-Orient Shares will be deemed, at any time after the Effective Date, to represent only the right to receive upon the surrender thereof the certificate representing TAG Oil Shares that the holder thereof has the right to receive in respect of the Plan of Arrangement and in the case of Exchange Agent who have properly exercised their Dissent Rights in accordance with the Dissent Procedures, the right to be paid in accordance with such Dissent Rights.

Pursuant to the Plan of Arrangement, to the extent that a Shareholder has not surrendered the certificates representing the Trans-Orient Shares held by such Shareholder on or before the date which is six years after the Effective Date (the “final proscription date”), then such certificates formerly representing Trans-Orient Shares will cease to represent a claim or interest of any kind or nature, including a claim for dividends or other distributions, against TAG Oil or Trans-Orient by a former Trans-Orient Shareholder. On such date, all TAG Oil Shares to which the former holder of such certificates was entitled will be deemed to have been surrendered to TAG Oil and the

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interest of the Shareholder in such TAG Oil Shares will be terminated as of such final proscription date, and such Shareholder will not be paid any cash or other compensation.

Persons holding outstanding Trans-Orient Options and Trans-Orient Warrants on the Effective Date will not receive certificates representing replacement TAG Oil Options or TAG Oil Warrants; rather, all outstanding Trans-Orient Warrants and Trans-Orient Options on the Effective Date will be deemed exchanged for TAG Oil Options and TAG Oil Warrants, respectively, and shall be deemed adjusted and exercisable into TAG Oil Shares in accordance with their respective terms and the Exchange Ratio.

See “The Arrangement – Share Exchange Procedures” in this Information Circular.

Treatment of Trans-Orient Options and Trans-Orient Warrants

On the Effective Date, each outstanding Trans-Orient Option and Trans-Orient Warrant will be deemed exchanged for TAG Oil Options and TAG Oil Warrants, respectively, and shall be deemed adjusted and exercisable into TAG Oil Shares in accordance with their respective terms and the Exchange Ratio.

Each holder of Trans-Orient Options on the Effective Date will have the right to purchase, in lieu of the Trans-Orient Shares receivable upon exercise, the number of TAG Oil Shares equal to the number of TAG Oil Shares that would have been received if the Trans-Orient Optionee had exercised their Trans-Orient Options immediately prior to the Effective Date. Therefore, each outstanding Trans-Orient Option will be deemed exchanged for a TAG Oil Option such that: (i) on exercise of each such TAG Oil Option, the holder will be entitled to acquire, and will accept in lieu of the number of Trans-Orient Shares to which such holder was entitled immediately before the Effective Date, the number of TAG Oil Shares equal to the quotient of (A) the number of Trans-Orient Shares subject to the Trans-Orient Option immediately before the Effective Date divided by (B) 2.8, provided that if the foregoing would result in the issuance of a fraction of a TAG Oil Share, then the number of TAG Oil Shares otherwise issued on exercise of the TAG Oil Option will be rounded down to the nearest whole number of TAG Oil Shares; and (ii) each such TAG Oil Option will have an exercise price per TAG Oil Share, denominated in the same currency as applicable to the Trans-Orient Option for which it is exchanged, of an amount (rounded up to the nearest one-hundredth of a dollar) equal to the product of (C) the exercise price per Trans-Orient Share subject to such Trans-Orient Option immediately before the Effective Date multiplied by (D) 2.8. Such TAG Oil Options will be governed by the TAG Oil Stock Option Plan and the term of such TAG Oil Options will not be extended beyond the date that the Trans-Orient Options would have expired by their original terms.

Each holder of Trans-Orient Warrants on the Effective Date will have the right to purchase, in lieu of the Trans-Orient Shares receivable upon exercise, the number of TAG Oil Shares equal to the number of Trans-Orient Shares that would have been received if the holder had exercised their Trans-Orient Warrants immediately prior to the Effective Date. Therefore, each outstanding Trans-Orient Warrant will be deemed exchanged for a TAG Oil Warrant such that: (i) on exercise of each adjusted Trans-Orient Warrant, the holder will be entitled to acquire and will accept in lieu of the number of Trans-Orient Shares to which such holder was entitled immediately before the Effective Date, the number of TAG Oil Shares equal to the quotient of (A) the number of Trans-Orient Shares subject to the Trans-Orient Warrant immediately before the Effective Date divided by (B) 2.8, provided that if the foregoing would result in the issuance of a fraction of a TAG Oil Share, then the number of TAG Oil Shares otherwise issued on exercise of the adjusted Trans-Orient Warrant will be rounded down to the nearest whole number of TAG Oil Shares; and (ii) each such adjusted Trans-Orient Warrant will have an exercise price per TAG Oil Share, denominated in the same currency as applicable to the Trans-Orient Warrant immediately before the Effective Date, of an amount (rounded up to the nearest one-hundredth of a dollar) equal to the product of (C) the exercise price per Trans-Orient Share subject to such Trans-Orient Warrant immediately before the Effective Date multiplied by (D) 2.8. The term of the Trans-Orient Warrants will not be extended beyond the date that the Trans-Orient Warrants are set to expire.

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Summary of Arrangement Agreement

General

The Arrangement Agreement, dated effective September 14, 2009 and amended October 7, 2009, is made among Trans-Orient, TAG Oil and TAG Subco. The Arrangement Agreement provides for the acquisition by TAG Oil of all of the outstanding Trans-Orient Shares by way of a plan of arrangement effected under the provisions of the BCA.

Conditions to the Arrangement

The obligations of TAG Oil, TAG Subco and Trans-Orient to complete the Arrangement are subject to the satisfaction or waiver of certain mutual conditions, including, among others: (i) the Interim Order having been granted by the Court; (ii) the Arrangement Resolution having been approved by the Shareholders at the Meeting; (iii) the Final Order having been granted by the Court; (iv) no ruling or order of any regulatory authority, and no law having been enacted which prohibits, restrains or enjoins the completion of the Arrangement or which has or could have a Material Adverse Effect on Trans-Orient or TAG Oil on a consolidated basis; (v) on or before the Effective Date, the TAG Oil Shares to be issued pursuant to the Arrangement and upon the exercise of the TAG Oil Options exchanged for Trans-Orient Options and Trans-Orient Warrants as adjusted in accordance with the Arrangement Agreement having been approved for listing on the TSXV, subject only to the filing of customary required documents (conditional approval obtained); and (vi) all other required approvals and consents will have been obtained.

The obligation of TAG Oil and TAG Subco to complete the Arrangement is subject to the satisfaction or waiver of certain additional conditions for their sole benefit, including, among others, that (i) Trans-Orient Shareholders holding in the aggregate 5% or less of the outstanding Trans-Orient Shares shall have exercised the right to dissent contemplated by the Plan of Arrangement and TAG Oil receiving a certificate dated the day immediately preceding the Effective Date of an officer of Trans-Orient to such effect; (ii) the directors of Trans-Orient and each of the Trans-Orient Subsidiaries shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by Trans-Orient and the Trans-Orient Subsidiaries to permit the consummation of the Arrangement; (iii) there shall have been no Material Adverse Change with respect to Trans-Orient; (iv) the representations and warranties of Trans-Orient shall be true and correct in all material respects as of the Effective Date (except to the extent such representations and warranties speak as of an earlier date) as if made on and as of such date; (v) Trans-Orient shall have complied in all material respects with its covenants in the Arrangement Agreement and shall have delivered an officer’s certificate to such effect; (vi) all of the directors of Trans-Orient shall have executed resignations and mutual releases in a form acceptable to TAG Oil and Trans-Orient, acting reasonably; (vii) all of the employees (and officers) of Trans-Orient shall have been terminated; and (viii) the TSXV shall have conditionally approved the listing of the TAG Oil Shares without requiring TAG Oil to obtain shareholder approval for the issuance of such shares (conditional approval obtained).

The obligation of Trans-Orient to complete the Arrangement is subject to the satisfaction of certain additional conditions for its sole benefit, including, among others, that: (i) there shall have been no Material Adverse Change with respect to TAG Oil or TAG Subco; (ii) the representations and warranties of TAG Oil or TAG Subco shall be true and correct in all material respects as of the Effective Date (except to the extent such representations and warranties speak as of an earlier date) as if made on and as of such date; (iii) TAG Oil and TAG Subco shall have complied in all material respects with their covenants in the Arrangement Agreement and shall have delivered officers’ certificates to Trans-Orient to such effect; (iv) Semeniuk shall not have withdrawn the Trans-Orient Fairness Opinion; (v) the directors of TAG Oil and each of the TAG Subsidiaries shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by TAG Oil and the TAG Oil Subsidiaries to permit the consummation of the Arrangement; (vi) all of the employees (and officers) of Trans-Orient shall have been terminated and paid all accrued compensation and all severance amounts in accordance with their respective employment agreements or applicable law; and (vii) TAG Oil shall have completed the Cheal Acquisition (completed).

The Arrangement Agreement provides that, if any condition to the completion of the Arrangement is not satisfied or waived by the applicable party on or before the Effective Date (or any earlier date by which such condition is

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required to be satisfied), then the party entitled to the benefit of such condition may terminate the Arrangement Agreement.

Non-Solicitation and Superior Proposals

Pursuant to the Arrangement Agreement, Trans-Orient and TAG Oil have mutually agreed that they will not: (a) solicit or initiate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries or proposals regarding any Acquisition Proposal or potential Acquisition Proposal; (b) participate, directly or indirectly, in any discussions or negotiations regarding any Acquisition Proposal or potential Acquisition Proposal; (c) agree to, approve or recommend, or propose publicly to approve or recommend any Acquisition Proposal or potential Acquisition Proposal; (d) enter into any agreement related to any Acquisition Proposal or potential Acquisition Proposal; or (e) withdraw, modify or qualify in a manner adverse to the other party the approval of the other party’s directors of the transactions contemplated by the Arrangement Agreement. Notwithstanding the foregoing, nothing shall prevent or restrict the directors of the involved party from considering or negotiating any unsolicited bona fide Acquisition Proposal in respect of which such party is the target that may or may not be a Superior Proposal or from considering, negotiating, approving, recommending to the shareholders thereof or entering into an agreement in respect of a Superior Proposal from any person.

Termination and Termination Fees

The Arrangement Agreement may be terminated at any time prior to the Effective Date, including, among others:

(a)	by the mutual written consent of TAG Oil, TAG Subco and Trans-Orient;

(b)

by either Trans-Orient or TAG Oil and TAG Subco upon written notice to the other party, if any of the conditions in the Arrangement Agreement for its benefit are not met, unless such conditions are waived;

(c)

by TAG Oil and TAG Subco if the directors of Trans-Orient shall have withdrawn or modified in a manner adverse to TAG their approval or recommendation of the Arrangement or shall have approved or recommended any Superior Proposal;

(d)

by Trans-Orient if the directors of TAG Oil shall have withdrawn or modified in a manner adverse to Trans-Orient their approval of the Arrangement or shall have approved or recommended any Superior Proposal;

(e)

by either TAG Oil and TAG Subco or by Trans-Orient if the Trans-Orient Meeting shall have been held and completed and the approval of the Arrangement by Trans-Orient Shareholders required shall not have occurred;

(f)

by Trans-Orient upon any determination by Trans-Orient, subject to compliance with the procedures in the Arrangement Agreement, that an Acquisition Proposal in respect of Trans-Orient constitutes a Superior Proposal;

(g)

by TAG Oil and TAG Subco upon any determination by TAG Oil, subject to compliance with the procedures in the Arrangement Agreement, that an Acquisition Proposal in respect of Trans-Orient constitutes a Superior Proposal; or

(h)

by either or Trans-Orient or TAG Oil and TAG Subco if the Effective Date has not occurred by December 31, 2009, provided that such right to terminate shall not be available to any party whose failure to fulfill any obligation under the Arrangement Agreement was the cause of or resulted in such delay of the Effective Time.

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Each of TAG and Trans-Orient may become obligated to pay the other party a termination fee of $100,000 upon the termination of the Arrangement Agreement in certain specified circumstances. See “Arrangement Agreement – Termination and Termination Fees”.

The Effective Date of the Arrangement is expected to occur on or about December 15, 2009, or such other date as may be agreed upon, by TAG Oil, TAG Subco and Trans-Orient, subject to the Outside Date.

Summary of Certain Income Tax Considerations

Summary of Certain Canadian Federal Income Tax Considerations

A Canadian resident who holds Trans-Orient Shares as capital property and exchanges such shares for TAG Oil Shares under the Arrangement will generally not recognize a capital gain or capital loss under the Tax Act in respect of the exchange.

A non-resident who holds Trans-Orient Shares as capital property and exchanges such shares for TAG Oil Shares under the Arrangement will generally not be subject to tax under the Tax Act in respect of any capital gain realized on the exchange unless the shares are “taxable Canadian property” to such non-resident holder and not “treaty-protected property” as defined in the Tax Act.

All Shareholders and holders of Trans-Orient Options and Trans-Orient Warrants should review the more detailed information under “Certain Canadian Federal Income Tax Considerations” in the Information Circular and should consult with their own tax advisors for specific advice regarding their own particular circumstances.

Certain U.S. Federal Income Tax Considerations

The exchange of Trans-Orient Shares for TAG Oil Shares pursuant to the Arrangement should qualify as a tax-deferred “reorganization” within the meaning of Section 368(a)(1) of the Code (a “Reorganization”). However, neither Trans-Orient nor TAG Oil has sought or obtained either a ruling from the IRS or an opinion of counsel regarding any of the tax consequences of the Arrangement. Accordingly, there can be no assurance that the IRS will not challenge the status of the Arrangement as a Reorganization or that the U.S. courts will uphold the status of the Arrangement as a Reorganization in the event of an IRS challenge.

Assuming the Arrangement is treated as a Reorganization and subject to special rules applicable to interests in passive foreign investment companies, as discussed under “Certain United States Federal Income Tax Considerations,” the U.S. Holders of Trans-Orient Shares should not recognize gain or loss for U.S. federal income tax purposes on the exchange of Trans-Orient Shares for TAG Oil Shares pursuant to the Arrangement. The passive foreign investment company rules may require U.S. Holders to recognize taxable gain subject to tax at ordinary income tax rates and incur an interest charge on a deemed income deferral benefit. This description of U.S. federal income tax consequences of the Arrangement is qualified in its entirety by the longer form discussion under “Certain U.S. Federal Income Tax Considerations” below, and neither this description nor the longer form discussion is intended to be legal or tax advice to any particular U.S. Holder of Trans-Orient Shares. Accordingly, U.S. Holders of Trans-Orient Shares should consult their own tax advisors with respect to their particular circumstances.

Other Tax Considerations

This Information Circular does not address any tax considerations of the Arrangement other than Canadian and United States federal income tax considerations discussed herein. Shareholders who are resident in jurisdictions other than Canada and the United States, or whose tax considerations are not addressed in this Information Circular, should consult an independent tax advisor with respect to tax implications of the Arrangement to them. Shareholders should also consult their own tax advisors regarding provincial, territorial or state tax considerations of the Arrangement or of receiving and holding TAG Oil Shares.

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Securities Law Information

Securities Law Information for Canadian Shareholders

The issuance under the Arrangement of TAG Oil Shares to Trans-Orient Shareholders will constitute a distribution of shares by TAG Oil which will be exempt from the registration and prospectus requirements of the securities legislation in all Provinces and Territories of Canada in which Registered Shareholders are resident.

TAG Oil Shares received pursuant to the Arrangement by holders of Trans-Orient Shares who are resident in Canada, may be freely sold pursuant to the securities laws of Canada provided that: (a) any person, company or combination of persons or companies holding a sufficient number of TAG Oil Shares to affect materially the control of TAG Oil will be restricted in reselling such shares pursuant to applicable securities laws; (b) no unusual effort is made to prepare the market or to create a demand for the TAG Oil Shares; (c) no extraordinary commission or other consideration is paid to a person or company in respect of the trade; and (d) if the selling shareholder is an insider (including a senior officer) of TAG Oil, as the case may be, the selling shareholder has no reasonable grounds to believe that TAG Oil is in default of securities legislation. See “Securities Laws Considerations – Canadian Securities Laws” in this Information Circular.

To the extent that holders of Trans-Orient Shares reside in non-Canadian jurisdictions, the TAG Oil Shares received by such shareholders may be subject to certain additional trading restrictions under applicable securities laws. Resales of any TAG Oil Shares received by Trans-Orient Shareholders in connection with the Arrangement may be required to be made through properly registered securities dealers. Each holder of Trans-Orient Shares is advised to consult such holder’s legal advisors to determine the conditions and restrictions applicable to trades in the TAG Oil Shares.

Securities Law Information for United States Shareholders

The TAG Oil Shares and TAG Oil Warrants to be issued pursuant to the Arrangement have not been and will not be registered under the 1933 Act or the securities laws of any state of the United States. Such securities will be issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the 1933 Act and exemptions provided under applicable state securities laws. Section 3(a)(10) of the 1933 Act exempts from registration under the 1933 Act securities issued in exchange for one or more outstanding securities where, among other requirements, the terms and conditions of the issuance and exchange of such securities have been approved by any court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have notice of the hearing and the right to appear.

The TAG Oil Shares and TAG Oil Warrants received pursuant to the Arrangement may be resold without 1933 Act restrictions by persons who are not “affiliates” of TAG Oil after the Effective Date or within 90 days before the Effective Date. An “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with such issuer. Usually, that includes the directors, executive officers and major shareholders of the issuer. The TAG Oil Warrants may not be exercised in the United States or by, or for the account or benefit of, any U.S. person (as defined in Rule 902(k) of Regulation S under the 1933 Act) or person in the United States unless an exemption from registration under the 1933 Act and applicable state securities laws is available. See “Securities Laws Considerations - U.S. Securities Laws” in this Information Circular.

Dissenting Shareholders’ Rights

Shareholders of record of Trans-Orient are entitled as a consequence of the Arrangement to dissent and be paid the fair value of their Trans-Orient Shares, if such Shareholders give notice that they object to the Arrangement and TAG Oil and Trans-Orient proceed to make it effective. The notice and dissent procedure requirements MUST BE STRICTLY OBSERVED. If a Registered Shareholder dissents, and the Arrangement is completed, Trans-Orient will acquire the shares of the Dissenting Shareholder for a debt claim against Trans-Orient entitling the Dissenting Shareholder to be paid the “fair value” of its Trans-Orient Shares as determined immediately before the Arrangement Resolution is adopted. This amount may be the same as, more than or less than the consideration offered under the Arrangement. Only Registered Shareholders are entitled to dissent. One of the conditions to the Arrangement proceeding is that notices of dissent are not received for a number of the Trans-Orient Shares in excess

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of 5% of Trans-Orient’s issued and outstanding common shares as that may make the Arrangement impractical. See “Dissenting Shareholders’ Rights” in this Information Circular.

Risk Factors of the Arrangement

There are risks associated with the completion of the Arrangement.

Some of these risks include: (i) the Arrangement Agreement may be terminated in certain circumstances, in which case the market price for Trans-Orient Shares may be adversely affected; (ii) as Trans-Orient Shareholders will receive TAG Oil Shares based on a fixed exchange ratio, TAG Oil Shares received by Trans-Orient Shareholders under the Arrangement may have a market value lower than expected; (iii) the issue of TAG Oil Shares under the Arrangement and their subsequent sale may cause the market price of TAG Oil Shares to decline; (iv) TAG Oil may not meet anticipated exploration and development results following completion of the Arrangement; and (v) the Arrangement may give rise to adverse tax consequences to Trans-Orient Securityholders. These and other risk factors in respect of the Arrangement are discussed in greater detail herein under “Risk Factors of the Arrangement” in this Information Circular.

Selected Pro Forma Consolidated Financial Information

The following selected unaudited pro forma consolidated financial information for TAG Oil is based on the assumptions described in the respective notes to the TAG Oil unaudited pro forma condensed consolidated statements of operations and balance sheet as at June 30, 2009 included at Appendix I in this Information Circular. The unaudited pro forma consolidated balance sheet has been prepared based on the assumption that, among other things, the Arrangement had occurred on April 1, 2008. The unaudited pro forma consolidated statements of operations have been prepared based on the assumption that, among other things, the Arrangement had occurred on April 1, 2008. The unaudited pro forma condensed consolidated financial statements are not necessarily indicative of TAG Oil’s or Trans-Orient’s consolidated financial position and results from operations if the events reflected therein were in effect for the periods presented, nor do they purport to project TAG Oil’s consolidated financial position or results from operations for any future period.

The unaudited pro forma consolidated financial statements are based on certain assumptions and adjustments. The selected unaudited pro forma consolidated financial information given below should be read in conjunction with the description of the Arrangement contained in this Information Circular, the unaudited pro forma condensed consolidated financial statements contained in this Information Circular, the audited and unaudited consolidated financial statements of TAG Oil incorporated by reference in this Information Circular and the audited and unaudited consolidated financial statements of Trans-Orient filed on SEDAR.

The following tables represent selected unaudited pro forma consolidated financial information for TAG Oil derived from the TAG Oil unaudited pro forma condensed consolidated statements of operations and balance sheet as at June 30, 2009 included at Appendix I in this Information Circular.

Three Months
Ended June 30
2009
Balance Sheet Data
Cash and Cash Equivalents	10,903,492
Working Capital	11,155,090
Total Assets	22,280,868
Total Liabilities	3,273,700
Total Shareholders’ Equity	20,427,097

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	Three Months	Year Ended
	Ended June 30	March 31
	2009	2009
Operating Data
Revenues	1,425,619	12,663,297
Expenses	(1,828,237)	(32,487,470)
Other Items	-	-
Loss from Operations	(402,618)	(19,824,173)
Loss per Share	(0.01)	(0.66)

GLOSSARY

Unless the context otherwise requires or where otherwise provided, the following words and terms will have the meanings set forth below when read in this Information Circular, including the preceding Summary. These terms are not always used herein and may not conform to the defined terms used in Schedules and Appendices to this Information Circular.

“Acquisition Proposal” means, in respect of TAG Oil or Trans-Orient, any inquiry or proposal (other than an inquiry or proposal made with respect to the Arrangement) regarding (i) any merger, amalgamation, consolidation, share exchange, business combination or other similar transaction or series of related transactions involving TAG Oil or Trans-Orient, respectively, (ii) any sale, lease, exchange, transfer or other disposition of all or any material portion of the assets of TAG Oil (on a consolidated basis) or Trans-Orient (on a consolidated basis), respectively, (iii) any tender offer, take-over bid, exchange offer or similar transaction by any person involving the acquisition of securities of TAG Oil or Trans-Orient, respectively, (iv) any recapitalization, reorganization, liquidation, material sale or issue of treasury securities or rights or interests therein or thereto or rights or options to acquire any material number of treasury securities or any type of similar transaction which would or could constitute a de facto change in control of TAG Oil or Trans-Orient, respectively, or (v) any other similar transaction or series of related transactions which would or could constitute a de facto change in control of TAG Oil or Trans-Orient, respectively, or which would or could hinder the consummation of the transactions contemplated by, or otherwise defeat the purpose of, the Arrangement Agreement.

“Amalco” means the entity resulting from the amalgamation of Trans-Orient and TAG Subco following completion of the Arrangement.

“Arrangement” means the arrangement under the provisions of Division 5 of Part 9 of the BCA on the terms and conditions set forth in the Plan of Arrangement, subject to any amendment or supplement thereto made in accordance therewith or made at the direction of the Court in the Final Order.

“Arrangement Agreement” means the Arrangement Agreement dated September 14, 2009 and amended October 7, 2009, as it may be subsequently amended among TAG Oil, TAG Subco and Trans-Orient, including all schedules attached thereto, which was entered into for the purpose of effecting the Arrangement, a copy of which is available under the material documents filed by TAG Oil and Trans-Orient on SEDAR at www.sedar.com.

“Arrangement Resolution” means the special resolution of the Shareholders approving the Arrangement substantially in the form and content as set out in Appendix A hereto.

“BCA” means the Business Corporations Act (British Columbia), as amended.

“business day” means any day other than a Saturday, a Sunday or statutory holiday, in Vancouver, British Columbia or Toronto, Ontario.

“Canadian GAAP” means Canadian generally accepted accounting principles from time to time and which meet the standards established by the Canadian Institute of Chartered Accountants.

“Cheal Acquisition” means the acquisition by TAG Oil on October 26, 2009, of the remaining 69.5% interest in PMP 38156-S and PEP 38738-01, which is located in the onshore portion of the Taranaki Basin in New Zealand, that it did not already own from the receiver appointed to Austral Pacific Energy Ltd.

“Computershare” means Computershare Investor Services Inc., the registrar and transfer agent of Trans-Orient.

“Confidentiality Agreement” means the confidentiality agreement dated August 13, 2009 between Trans-Orient and TAG Oil.

“Court” means the Supreme Court of the Province of British Columbia.

“CRA” means the Canada Revenue Agency.

“Dissent Notice” means a written objection to the Arrangement Resolutions made by a Registered Shareholder in accordance with the Dissent Procedures.

“Dissent Procedures” means the dissent procedures described under “Dissenting Shareholders’ Rights”, describing the procedures set forth in Section 238 of the BCA required to be taken by a registered holder of Trans-Orient Shares to exercise the right of dissent in respect of such Trans-Orient Shares in connection with the Arrangement.

“Dissent Rights” means the right of a Registered Shareholder to dissent in respect of the Arrangement Resolution in strict compliance with the Dissent Procedures as more particularly described in Appendix H to this Information Circular.

“Dissenting Shareholder” means a Registered Shareholder who dissents in respect of the Arrangement Resolution in strict compliance with the Dissent Procedures.

“Effective Date” means the date set by TAG Oil and Trans-Orient as being the effective date in respect of the Arrangement, which is anticipated to occur on or about December 15, 2009.

“Encumbrance” includes any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing.

“Exchange Agent” means Computershare, being the exchange agent appointed by TAG Oil for the purpose of, among other things, exchanging certificates representing Trans-Orient Shares for certificates representing TAG Oil Shares in connection with the Arrangement.

“Final Order” means the order of the Court, as such order may be amended at any time prior to the Effective Date, pursuant to subsection 288(2)(b) of the BCA approving the Arrangement or, if appealed, then unless such appeal is withdrawn or denied, as affirmed.

“Governmental Authority” means any applicable: (i) multinational or supranational body or organization, nation, government, state, province, country, territory, municipality, quasigovernment, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any taxing authority, any ministry or department or agency of any of the foregoing; (ii) self-regulatory organization or stock exchange; (ii) entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government; and (iv) corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of such entities or other bodies pursuant to the foregoing.

“Information Circular” means this management information circular, including all schedules and appendices hereto, sent to the Shareholders in connection with the Meeting.

“IRS” means the United States Internal Revenue Service.

“Interim Order” means the interim order of the Court, as such order may be amended, pursuant to subsection 288(2)(b) of the BCA made in connection with the Arrangement, a copy of which is attached as Appendix F to this Information Circular.

“Letter of Transmittal” means the letter of transmittal that when duly completed and forwarded to Computershare with a certificate representing their Trans-Orient Shares, will enable the Shareholders to exchange their Trans-Orient Shares for TAG Oil Shares upon the completion of the Arrangement.

“Material Adverse Change” means, in respect of TAG Oil or Trans-Orient, any one or more changes, events or occurrences, and “Material Adverse Effect” means, in respect of TAG Oil or Trans-Orient, any state of facts, which, in either case, either individually or in the aggregate, are, or would reasonably be expected to be, material and adverse to the business, assets or financial condition of TAG Oil and the TAG Oil Subsidiaries, or Trans-Orient and the Trans-Orient Subsidiaries, respectively, on a consolidated basis provided that a Material Adverse Change or Material Adverse Effect shall not include any change or effect (whether alone or in combination with, any other effect), directly or indirectly, arising out of, relating to, resulting from or reasonably attributable to the announcement of the Arrangement Agreement or the pendency of completion of the transactions contemplated herein, changes in the economy of the United States or Canada generally, in the oil and gas industry generally or in the capital markets generally or any matter that has been disclosed to the public or the other parties hereto prior to the date of the Arrangement Agreement.

“Meeting” means the special meeting of the Shareholders to be held on December 9, 2009 in accordance with the terms of the Interim Order (including any adjourned or postponed meeting) for the purpose of considering and, if deemed advisable, approving the Arrangement and Arrangement Resolution.

“Meeting Materials” means the Trans-Orient Notice of Meeting, this Information Circular, the Plan of Arrangement (attached as an Appendix to this Information Circular), the Notice of Hearing of Application (attached as an Appendix to this Information Circular), and the form of proxy for use by the Trans-Orient Shareholders.

“NI 51-101” means National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities.

“NI 54-101” means National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer.

“OTCBB” the Over-the-Counter Bulletin Board, which is a regulated electronic trading service offered by the Financial Industry Regulatory Authority Inc., and is an electronic trading service on which the Trans-Orient Shares are traded.

“Plan of Arrangement” means the plan of arrangement in respect of the Arrangement under Section 288 of the BCA substantially in the form attached to this Information Circular as Appendix B, as amended, modified or supplemented from time to time in accordance with the Plan of Arrangement or the Arrangement Agreement or made at the direction of the Court (with the consent of TAG Oil and Trans-Orient acting reasonably) in the Final Order.

“Record Date” means the date that is set by Trans-Orient as the date at which Trans-Orient Shareholders of record will be able to vote at the Meeting, being October 28, 2009.

“Registered Shareholders” means a registered holder of Trans-Orient Shares as recorded in the shareholder register of Trans-Orient as maintained by Computershare, in its capacity as registrar and transfer agent for Trans-Orient.

“Registrar” means the Registrar of Companies appointed pursuant to Section 400 of the BCA.

“Securities Act” means the Securities Act (British Columbia), as amended.

“SEC” means the United States Securities and Exchange Commission.

“SEDAR” means the System for Electronic Document Analysis and Retrieval, existing at www.sedar.com.

“Semeniuk” means Stephen Semeniuk, CFA, provider of an independent fairness opinion to the Special Committee.

“Share Exchange Ratio” means the one TAG Oil Share which each Shareholder (other than those who exercise Dissent Rights) will be entitled to receive upon the completion of the Arrangement for every 2.8 Trans-Orient Shares held.

“Shareholders” or “Trans-Orient Shareholders” means the holders of Trans-Orient Shares set out from time to time in the register maintained by or on behalf of Trans-Orient in respect of Trans-Orient Shares.

“Special Committee” means the special committee of independent directors appointed by the Trans-Orient Board to consider the Arrangement and to make recommendations to the Trans-Orient Board with respect to the Arrangement.

“Subsidiary” means, with respect to a specified body corporate, any body corporate of which the specified body corporate is entitled to elect a majority of the directors thereof and includes any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to such a body corporate, excluding any body corporate in respect of which such direction or control is not exercised by the specified body corporate as a result of any existing contract, agreement or commitment.

“Superior Proposal” means, in respect of TAG Oil or Trans-Orient, an unsolicited bona fide written Acquisition Proposal in respect of TAG Oil or Trans-Orient, respectively, which the directors of TAG Oil or Trans-Orient, respectively, have determined in good faith, after consultation with, and receiving advice (which may include written opinions, a copy of which shall have been provided to Trans-Orient or TAG, respectively) from, as appropriate, the financial, legal and other advisors to TAG Oil or Trans-Orient, respectively, to the effect that such Acquisition Proposal (a) is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such proposal and the party making such proposal, (b) is fully financed or reasonably capable of being fully financed, and (c) would, if consummated in accordance with the terms thereof (but without assuming away the risk of non-completion), result in a transaction more favourable from a financial point of view to the TAG Oil Shareholders or the Trans-Orient Shareholders, respectively, than the Arrangement.

“TAG Oil” means TAG Oil Ltd., a corporation existing under the laws of British Columbia.

“TAG Oil Board” means the board of directors of TAG Oil.

“TAG Oil Options” means (i) the outstanding options to purchase TAG Oil Shares issued by TAG Oil, or (ii) the options to purchase TAG Oil Shares deemed exchanged for the Trans-Orient Options pursuant to the Plan of Arrangement, as the case may be.

“TAG Oil Securities” means the TAG Oil Shares, the TAG Oil Options and the TAG Oil Warrants issued or deemed to be issued or assumed on the Effective Date pursuant to the Plan of Arrangement.

“TAG Oil Shares” means common shares without par value in the capital of TAG Oil as constituted on the date hereof.

“TAG Oil Stock Option Plan” means the stock option plan of TAG Oil established on December 21, 2007 (and re-approved by the shareholders of TAG Oil on December 19, 2008) under which participants were granted TAG Oil Options.

“TAG Oil Subsidiaries” means, TAG Acquisition Corp., Cheal Petroleum Limited, TAG Oil (NZ) Limited and TAG Oil (Canterbury) Limited.

“TAG Oil Warrants” means (i) the outstanding warrants to purchase TAG Oil Shares issued by TAG Oil, or (ii) the Trans-Orient Warrants, as assumed and adjusted on the Effective Date pursuant to the Plan of Arrangement, as the case may be.

“TAG Subco” means TAG Acquisition Corp., a wholly-owned subsidiary of TAG Oil existing under the laws of British Columbia.

“Tax Act” means the Income Tax Act (Canada), as amended.

“Trans-Orient” means Trans-Orient Petroleum Ltd., a corporation existing under the laws of British Columbia.

“Trans-Orient Board” or “Trans-Orient Board of Directors” means the board of directors of Trans-Orient.

“Trans-Orient Fairness Opinion” means the written opinion dated September 15, 2009 from Semeniuk delivered to the Special Committee in connection with the Arrangement, a copy of which is attached as Appendix D to this Information Circular.

“Trans-Orient Notice of Meeting” means the notice of the Meeting sent to Shareholders together with this Information Circular.

“Trans-Orient Optionee” means an individual to whom a Trans-Orient Option is granted by Trans-Orient under the Trans-Orient Stock Option Plan.

“Trans-Orient Options” means the outstanding options to purchase Trans-Orient Shares issued pursuant to the Trans-Orient Stock Option Plan.

“Trans-Orient Securities” means the Trans-Orient Shares, the Trans-Orient Options and the Trans-Orient Warrants.

“Trans-Orient Securityholders” means the holders of the Trans-Orient Securities.

“Trans-Orient Shares” means the common shares without par value in the capital of Trans-Orient as constituted on the day hereof.

“Trans-Orient Stock Option Plan” means the stock option plan of Trans-Orient established on March 14, 2008 (and re-approved by the shareholders of Trans-Orient on January 23, 2009) under which participants were granted Trans-Orient Options.

“Trans-Orient Subsidiaries” means DLJ Management Corp., Eastern Petroleum (NZ) Limited, Orient Petroleum (NZ) Limited and Orient Petroleum (PNG) Limited.

“Trans-Orient Warrantholder” means the holder of the Trans-Orient Warrants.

“Trans-Orient Warrants” means the 200,000 warrants entitling the holder thereof to purchase an aggregate of 200,000 Trans-Orient Shares which are exercisable until June 24, 2010 at a price of US$0.80 per Trans-Orient Share.

“TSXV” means the TSX Venture Exchange, part of the Toronto-based TMX Group, which includes the Toronto Stock Exchange, and is a stock exchange on which the TAG Oil Shares and Trans-Orient Shares are traded.

“U.S.” or “United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

“U.S. Code” means the United States Internal Revenue Code of 1986, as amended.

“U.S. GAAP” means generally accepted accounting principles as applied in the United States.

“US$” means United States dollars.

“1933 Act” means the United States Securities Act of 1933, as amended.

“1934 Act” means the United States Securities Exchange Act of 1934, as amended.

GENERAL PROXY INFORMATION

Solicitation of Proxies

This Information Circular is provided in connection with the solicitation of proxies by the management of Trans-Orient for use at the Meeting to be held on December 9, 2009 at the offices of McCullough O’Connor Irwin LLP, Suite 1100, 888 Dunsmuir Street, Vancouver, British Columbia, V6C 3K4 at the time and for the purposes set forth in the accompanying Trans-Orient Notice of Meeting.

While it is anticipated that the solicitation of proxies by management of Trans-Orient will be primarily by mail, proxies may be solicited personally or by telephone by the directors, officers and regular employees of Trans-Orient at nominal cost in accordance with NI 54-101, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of Trans-Orient Shares held on record by such persons and Trans-Orient may reimburse such persons for reasonable fees and disbursements incurred by them in so doing. Trans-Orient will bear its costs in respect of the solicitation of proxies for its Meeting.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy are officers and/or directors of Trans-Orient. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO MUST BE A SHAREHOLDER EXCEPT AS PROVIDED FOR IN THE ARTICLES OF TRANS-ORIENT) TO REPRESENT HIM OR HER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed form of proxy is received by Computershare Investor Services Inc., by mail to 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1 or by hand to 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof. Proxies delivered after that time will not be accepted except at the discretion of the Chair of the Meeting. Internet, telephone and fax voting are also available 24 hours a day, using the instructions on the proxy form. If you vote by Internet, telephone or fax, do not mail back the proxy.

To vote using the telephone, call the Toll Free number shown on the proxy form, 1-866-732-8683 and provide your Control Number, Holder Account Number and Access Number listed on the bottom of the proxy form.

To vote by fax, forward your completed, signed and dated proxy by fax to Computershare at 1-866-249-7775 (for faxes within Canada and the U.S.) or 1-416-263-9524 (for faxes outside Canada and the U.S.).

The proxy form must be executed by the Shareholder or his attorney authorized in writing, or if a Shareholder is a corporation, the proxy form should be signed in its corporate name under its corporate seal by an authorized officer of such corporation whose title should be indicated. A proxy form signed by a person acting as attorney or in some other representative capacity should indicate such person’s capacity under his or her signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act.

Submitting a proxy by mail, by hand or by fax are the only methods by which a Shareholder may appoint a person as proxyholder other than a director or officer of Trans-Orient named on the form of proxy. A proxyholder that is not a management proxyholder cannot be appointed by telephone.

Voting of Proxies

The Trans-Orient Shares represented by a properly executed proxy in favour of persons proposed by management as proxyholders in the accompanying form of proxy will:

(a)	be voted in accordance with the instructions of the person appointing the proxyholder on any ballot that may be taken; and

(b)	where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made in such proxy.

ON A POLL, SUCH SHARES WILL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed as proxyholder thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of Trans-Orient knows of no such amendment, variation or other matter which may be presented to the Meeting.

Voting Shares and Principal Holders Thereof

Authorized Capital:	unlimited number of common shares without par value
Issued and Outstanding:	36,595,225(1) common shares without par value

(1) As at October 30, 2009

Only Registered Shareholders at the close of business on October 28, 2009 (the “Record Date”) who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their Trans-Orient Shares voted at the Meeting.

On a show of hands, every individual who is present and is entitled to vote as a Shareholder or as a representative of one or more corporate shareholders, or who is holding a proxy on behalf of a Shareholder who is not present at the Meeting, will have one vote, and on a poll every shareholder present in person or represented by a proxy and every person who is a representative of one or more corporate shareholders, will have one vote for each Trans-Orient Share registered in his name on the list of Shareholders, which is available for inspection during normal business hours at Computershare and will be available at the Meeting. Shareholders represented by proxyholders are not entitled to vote on a show of hands.

To the knowledge of the directors and executive officers of Trans-Orient, the following persons beneficially own, or exercise control or direction over, directly or indirectly, shares carrying 10% or more of the voting rights attached to all outstanding Trans-Orient Shares as at October 30, 2009:

Shareholder Name	Number of Common Shares(1)	Percentage of Class
Peter Loretto	8,645,143	23.62%
Lukas H. Lundin	5,000,000	13.66%
Alex Guidi	3,736,882	10.21%

(1) As reported in public filings.

Information for Non-Registered Shareholders

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of such Shareholders do not hold their shares in their own name. Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the names of a brokerage firm, bank or other intermediary or in the name of a clearing agency. Shareholders who do not hold their shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only Registered Shareholders may vote at the Meeting. If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in such Shareholder’s name on the records of Trans-Orient. Such common shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the brokers’ clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Trans-Orient Shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by Trans-Orient to the registered shareholders. However, its purpose is limited to instructing the registered shareholder (i.e. the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communication Solutions, Inc. (“Broadridge”). Broadridge typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A Beneficial Shareholder who receives a Broadridge voting instruction form cannot use that form to vote common shares directly at the Meeting. The voting instruction form must be returned to Broadridge (or instructions respecting the voting of Trans-Orient Shares must be communicated to Broadridge) well in advance of the Meeting in order to have the common shares voted.

All Beneficial Shareholders of Trans-Orient Shares can expect to be contacted by Broadridge or their brokers or their broker’s agents as set out above.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purposes of voting Trans-Orient Shares registered in the name of his broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the Registered Shareholder and vote the Trans-Orient Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Trans-Orient Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

All references to Shareholders in this Information Circular and the accompanying form of Proxy and Notice of Meeting are to Shareholders of record unless specifically stated otherwise.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a proxy may revoke it by:

(a)

executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Registered Shareholder or the Registered Shareholder’s authorized attorney in writing, or, if the Registered Shareholder is a company, under its corporate seal by an officer or attorney duly authorized, and by delivering the Proxy bearing a later date to Computershare or at the head office of Trans-Orient at Suite 2901, 1050 Burrard Street, Vancouver, British Columbia, V6Z 2S3 or at the address of Trans-Orient’s Attorney for Service in British Columbia at Suite 1100, 888 Dunsmuir Street, Vancouver, British Columbia, V6C 3K4, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b)	personally attending the Meeting and voting the Registered Shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INFORMATION CONCERNING THE MEETING

Time, Date and Place

The Meeting will be held at the offices of McCullough O’Connor Irwin LLP, Suite 1100, 888 Dunsmuir Street, Vancouver, British Columbia, V6C 3K4, on December 9, 2009 at 10:00 a.m. (Vancouver time) as set forth in the Trans-Orient Notice of Meeting.

Record Date and Shares Entitled to Vote

At the close of business on October 28, 2009, the Record Date, there were 36,595,225 Trans-Orient Shares issued and outstanding. Registered Shareholders at the close of business on the Record Date are entitled to receive notice of the Meeting and to vote thereat in the manner and subject to the procedures described in this Information Circular.

Matters to be Considered

At the Meeting, the Shareholders will be asked to consider and vote upon the Arrangement Resolution and such other matters as may properly come before the Meeting.

It is a mutual condition of the completion of the Arrangement that the Arrangement Resolution be approved by 662/3% of the votes cast by Shareholders present in person or by proxy at the Meeting.

The members of Trans-Orient Board of Directors eligible to vote unanimously recommend that Shareholders vote IN FAVOUR OF the Arrangement Resolution. (See “The Arrangement - Recommendations of the Trans-Orient Board” in this Information Circular).

Quorum and Votes Required for Certain Matters

The presence of two persons entitled to vote at meetings of Shareholders, either as Shareholders or proxyholders, who hold, in the aggregate, at least 10% of the issued Trans-Orient Shares entitled to be voted at the Meeting, will constitute a quorum for the Meeting.

Interests of Certain Persons in the Arrangement

In considering the recommendations of the Trans-Orient Board to vote in favour of the matters discussed in this Information Circular, Shareholders should be aware that some of the directors and executive officers of Trans-Orient may have interests in the Arrangement that are different from, or in addition to, the interests of Shareholders generally.

Garth Johnson, the Chief Executive Officer and a director of Trans-Orient is also the Chief Executive Officer and a director of TAG Oil. Mr. Johnson will continue to serve as the Chief Executive Officer and a director of TAG Oil on completion of the Arrangement. To the knowledge of the directors and executive officers of Trans-Orient, Mr. Johnson is the only director and executive officer of Trans-Orient who owns TAG Oil Shares and/or TAG Oil Options. Mr. Johnson owns 15,000 TAG Oil Shares and 55,000 TAG Oil Options.

THE ARRANGEMENT

Upon completion of the Arrangement, former Trans-Orient Shareholders will own approximately 43.74% of the outstanding TAG Oil Shares and Trans-Orient will be a wholly-owned subsidiary of TAG Oil through an Amalgamation with TAG Subco. In addition, current directors of Trans-Orient will comprise the majority of the board of TAG Oil. TAG Oil will otherwise continue its business and operations as in effect prior to the Effective Date.

Benefits of and Reasons for the Arrangement

The Trans-Orient Board believes that the Arrangement will have the following results for the Shareholders:

(a)

combines TAG Oil’s oil and natural gas exploration and production property interests in the onshore portion of the Taranaki Basin, New Zealand, with Trans-Orient’s exploration property interests in the onshore portion of the East Coast Basin, New Zealand, to consolidate ownership and mitigate project risk to Shareholders;

(b)	yields benefits to Shareholders by providing access to a broad asset base and capitalization with significantly enhanced liquidity;

(c)	gives Shareholders participation in a company, TAG Oil, that is able to sustain active exploration programs at a time where its peer companies are contracting their activities;

(d)

gives Shareholders participation in a company, TAG Oil, that is well positioned for internal growth and better able to consider further consolidation and acquisition opportunities in the oil and natural gas industry; and

(e)

gives Shareholders participation in a company, TAG Oil, that has an experienced and entrepreneurial management team with significant experience in project acquisition, generation, evaluation and development.

Background to the Arrangement

Management of Trans-Orient and the Trans-Orient Board of Directors are continually mindful of the strategic positioning of Trans-Orient and routinely review and evaluate options available to maximize shareholder value.

In late June, management and the Trans-Orient Board of Directors determined that under the current economic environment and the environment for junior oil and natural gas explorers in particular, it might be advantageous to the Shareholders for Trans-Orient to merge with TAG Oil. Trans-Orient and TAG Oil share a common Chief Executive Officer and common director and have previously combined key operations and staff in New Zealand. It was considered that formalizing the process of uniting certain operating functions into a larger company would provide Trans-Orient Shareholders with developmental potential as well as exploration exposure to two basins in New Zealand. This resulted in Trans-Orient formally approaching TAG Oil to discuss the possibility of a merger.

In early July, 2009, Garth Johnson initiated discussions with the Trans-Orient Board of Directors and the TAG Oil Board relating to the potential benefits of a merger of Trans-Orient and TAG Oil. On July 7, 2009, Garth Johnson sent a rough estimate of net asset values to the Trans-Orient Board of Directors and the TAG Oil Board for consideration.

On August 10, 2009, Trans-Orient formed a Special Committee to assist in consideration of the proposed terms of the Arrangement. On August 19, 2009, the Special Committee retained Semeniuk to provide advice and assistance in evaluating the proposed terms of the Plan of Arrangement. The Special Committee engaged in a review of the material legal terms of the offer with McCullough O’Connor Irwin LLP and of the financial terms of the offer with Semeniuk. Based on its review of the offer, Semeniuk provided the Special Committee with a verbal opinion that the terms were fair, from a financial point of view, to the Trans-Orient Shareholders. The Special Committee, after considering, among other matters, the finalized, written Trans-Orient Fairness Opinion, unanimously recommended that the Trans-Orient Board approve the Arrangement with TAG Oil and enter into the Arrangement Agreement.

On August 18, 2009 the TAG Oil Board also formed a special committee (the “TAG Special Committee”), consisting of John Vaccaro as the sole member, to assist with the consideration of the proposed Arrangement. The TAG Special Committee retained Evans & Evans as financial advisors. On September 11, 2009 the TAG Special Committee met with Evans & Evans and Blake, Cassels & Graydon LLP, legal counsel to TAG Oil, to review the legal and financial terms of the proposed Arrangement. At the conclusion of the meeting Evans & Evans provided a verbal opinion that the terms of the Arrangement were fair, from a financial point of view to TAG shareholders. The TAG Special Committee, after considering among other factors, the finalized, written fairness opinion delivered by Evans & Evans, unanimously recommended that the TAG Oil board of directors approve the Arrangement and the Arrangement Agreement.

On September 14, 2009, Trans-Orient, TAG Oil and TAG Subco entered into the Arrangement Agreement and announced the Arrangement by press release.

On October 7, 2009 Trans-Orient, TAG Oil and TAG Subco entered into an amending agreement to effect non-material amendments to the Arrangement Agreement and Plan of Arrangement in order to clarify certain language for U.S. tax purposes.

Trans-Orient Special Committee

On August 10, 2009, the Trans-Orient Board appointed the Special Committee of directors independent of management to consider the Arrangement and to make recommendations to the Trans-Orient Board with respect to the Arrangement. The Special Committee is comprised of Messrs. Barry MacNeil, Ronald Bertuzzi and Michael Hart.

On August 19, 2009, the Special Committee engaged Semeniuk to provide a fairness opinion with respect to the Arrangement. See “Fairness Opinion” in this Information Circular.

The Special Committee met separately from management with McCullough O’Connor Irwin LLP, legal counsel to Trans-Orient, on a number of occasions to discuss various matters pertaining to the Arrangement, including a review of the mandate of the Special Committee, the duties and responsibilities of the Special Committee and the procedures to be adopted by the Special Committee in its deliberations, due diligence matters and matters pertaining to the negotiation and settlement of the Arrangement Agreement.

After careful consideration, including a thorough review of the Arrangement Agreement and the Trans-Orient Fairness Opinion, as well as a thorough review of other matters, including matters discussed below, and consultation with its financial and legal advisors, the Special Committee unanimously concluded that the terms of the Arrangement are fair, from a financial point of view, the Company’s Shareholders. In deciding to approve the Arrangement Agreement and the terms of the Arrangement, the Trans-Orient Board considered, among other things, the recommendation of the Special Committee and the Trans-Orient Fairness Opinion.

Trans-Orient Fairness Opinion

Semeniuk was retained by the Special Committee to provide advice and assistance to Trans-Orient and, in connection with the Arrangement, to deliver an opinion as to the fairness of the Arrangement to the Trans-Orient Shareholders from a financial point of view. Semeniuk is a certified financial advisor. Under the terms of his verbal engagement, Semeniuk will be paid a fixed fee for his services, which is not contingent upon the completion of the Arrangement. In addition, Trans-Orient has agreed to reimburse Semeniuk for reasonable costs arising out of Semeniuk’s engagement.

On September 11, 2009, Semeniuk verbally confirmed to the Special Committee that, as of such date, the Arrangement is fair, from a financial point of view, to the Trans-Orient Shareholders and subsequently delivered on September 15, 2009, the Trans-Orient Fairness Opinion, which concludes that, based upon and subject to the factors referred to therein, the exchange ratio under the Arrangement is fair, from a financial point of view, to Trans-Orient and the Trans-Orient Shareholders as a whole and to the minority Shareholders of the Company.

The complete text of the Trans-Orient Fairness Opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken in connection with the opinion is attached to this Information Circular as Appendix D. The Trans-Orient Fairness Opinion addresses only the fairness of the Exchange Ratio under the Arrangement to the Shareholders from a financial point of view and is not and should not be construed as a valuation of TAG Oil or Trans-Orient or any of their respective assets or securities or a recommendation to any Shareholder as to whether to vote in favour of the Arrangement Resolution. Shareholders are urged to, and should, read the Trans-Orient Fairness Opinion in its entirety.

Neither Semeniuk nor any of his associates or affiliates is an insider, associate or affiliate (as such terms are defined in the Securities Act or the Rules thereunder) of Trans-Orient, TAG Oil or any of their respective associates or affiliates. Neither Semeniuk nor any of his associates or affiliates have provided any financial advisory services or participated in any financings involving Trans-Orient, TAG Oil or any of their respective associates or affiliates. There are no understandings, agreements or commitments among Semeniuk and Trans-Orient, TAG Oil or any of their respective associates or affiliates with respect to any future business dealings.

In connection with rendering its opinion, Semeniuk has reviewed and relied upon, or carried out, among other things, the following:

(a)	the Arrangement Agreement;

(b)	certain internal information prepared and provided to Semeniuk by the management of Trans- Orient, concerning the business, operations, assets, liabilities of Trans-Orient;

(c)

discussions with the management of Trans-Orient and TAG Oil concerning the current business plans of the respective companies, the respective companies’ financial condition, and their future business prospects;

(d)	public information relating to the business, financial condition and trading history of Trans-Orient and TAG Oil and other selected public companies Semeniuk considered relevant; and

(e)	such other information, investigations, analyses and discussions as Semeniuk considered necessary or appropriate in the circumstances.

The Trans-Orient Fairness Opinion states that Semeniuk had access to all information requested from the companies and no suggestions were requested of or offered by the companies as to the approach or methodology used in the preparation of the fairness opinion.

The Trans-Orient Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of Trans-Orient, TAG Oil and their respective affiliates, as they are reflected in the information provided to Semeniuk and as they were represented to Semeniuk in its discussions with management of Trans-Orient and TAG Oil. The Trans-Orient Fairness Opinion states that it should be understood that subsequent developments may affect the Trans-Orient Fairness Opinion and that Semeniuk does not have any obligation to update, revise, or reaffirm the Trans-Orient Fairness Opinion. Semeniuk has expressed no opinion as to the price at which the TAG Oil Shares will trade at any future time.

In rendering the Trans-Orient Fairness Opinion, Semeniuk received and relied upon or considered among other things, information, investigations, analyses and discussions that Semeniuk considers necessary and appropriate in the circumstances. The analyses of Semeniuk must be considered as a whole; selecting portions of the analyses and of the factors considered by Semeniuk, without considering all factors and analyses in connection with the preparation of the Trans-Orient Fairness Opinion, could create a misleading view of the process underlying the Trans-Orient Fairness Opinion. The preparation of a fairness opinion is a complex process and is not amenable to partial analysis or summary description.

Share Exchange Procedures

Exchange of Shares

Promptly after the Effective Date, Trans-Orient Shareholders will receive a Letter of Transmittal, which they will be asked to complete and return, together with the certificate(s) representing their Trans-Orient Shares, to Computershare, as Exchange Agent. In addition, TAG Oil will promptly deliver to Computershare or otherwise make available certificates representing the number of TAG Oil Shares required to be issued to the Shareholders (excluding Dissenting Shareholders) in connection with the Arrangement. Upon surrender to the Exchange Agent for cancellation of a certificate which, immediately prior to the Effective Date, represented outstanding Trans-Orient Shares (excluding Trans-Orient Shares held by Dissenting Shareholders) together with the Letter of Transmittal, which has been completed and signed in the manner required thereby in respect of such certificate and such additional documents and instruments as the Exchange Agent may reasonably require, the holder of such surrendered certificate will be entitled to receive in exchange therefor, and the Exchange Agent will deliver to such holder, a certificate representing that number (rounded down to the nearest whole number) of TAG Oil Shares that such holder has the right to receive pursuant to the Plan of Arrangement. No fractional TAG Oil Shares will be issued to Shareholders upon the surrender of Trans-Orient Shares for exchange and no cash amount will be paid in lieu of such fractional shares.

Until surrendered, each certificate which immediately prior to the Effective Date represented Trans-Orient Shares will be deemed, at any time after the Effective Date, to represent only the right to receive upon such surrender the certificate representing TAG Oil Shares that the holder thereof has the right to receive pursuant to the Plan of Arrangement and in the case of Dissenting Shareholders who have properly exercised their Dissent Rights in accordance with the Dissent Procedures, the right to be paid in accordance with such Dissent Rights.

If any certificate that immediately prior to the Effective Date represented outstanding Trans-Orient Shares has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Exchange Agent will cause to be delivered in exchange for such lost, stolen or destroyed certificate, a certificate representing the TAG Oil Shares deliverable in respect thereof in accordance with such holder’s Letter of Transmittal, as determined in accordance with the Plan of Arrangement. When authorizing such delivery in exchange for any lost, stolen or destroyed certificate, the person to whom a certificate representing TAG Oil Shares is to be issued must, as a condition precedent to the issuance thereof, give a bond satisfactory to TAG Oil and the Exchange Agent, in such amount as TAG Oil and the Exchange Agent may direct, or otherwise indemnify TAG Oil, TAG Subco and the Exchange Agent in a manner satisfactory to TAG Oil and the Exchange Agent, against any claim that may be made against TAG Oil, TAG Subco or the Exchange Agent with respect to the certificate representing Trans-Orient Shares which is alleged to have been lost, stolen or destroyed.

No dividends or other distributions declared or made on or after the Effective Date with respect to TAG Oil Shares with a record date on or after the Effective Date will be delivered to the holder of any unsurrendered certificate that immediately prior to the Effective Date represented outstanding Trans-Orient Shares that were exchanged pursuant to the Arrangement, unless and until the holder of record of such certificate surrenders such certificate (together with a Letter of Transmittal which has been completed and signed in the manner required thereby in respect of such certificate) or complies with the required procedures in respect of any certificate that has been lost, stolen or destroyed. Subject to applicable law, at the time of such surrender of any such certificate or compliance with the required procedures in respect of lost, stolen or destroyed certificates, there will be paid to the holder of record of the certificate representing TAG Oil Shares, without interest, the amount of dividends or other distributions with a record date on or after the Effective Date but prior to the date of such surrender paid with respect to such TAG Oil Shares.

TAG Oil, TAG Subco and the Exchange Agent are entitled to deduct and withhold from any dividend or distribution otherwise payable to any holder of Trans-Orient Shares such amounts as TAG Oil, TAG Subco or the Exchange Agent are required or permitted to deduct and withhold with respect to such payment under the Tax Act, the U.S. Code or any applicable provision of federal, provincial, U.S. state, local or foreign tax law or treaty. To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes hereof as having been paid to the Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

Pursuant to the Plan of Arrangement, to the extent that a Shareholder has not surrendered the certificates representing the Trans-Orient Shares held by such Shareholder on or before the date which is six years after the Effective Date (the “final proscription date”), then such certificates formerly representing Trans-Orient Shares will cease to represent a claim or interest of any kind or nature, including a claim for dividends or other distributions, against TAG Oil or Trans-Orient by a former Trans-Orient Shareholder. On such date, all TAG Oil Shares to which the former holder of such certificates was entitled will be deemed to have been surrendered to TAG Oil and the interest of the Shareholder in such TAG Oil Shares will be terminated as of such final proscription date, and such Shareholder will not be paid any cash or other compensation.

Treatment of Warrants and Options

On the Effective Date, each outstanding Trans-Orient Option and Trans-Orient Warrant will be deemed exchanged for TAG Oil Options and TAG Oil Warrants, respectively, and shall be deemed adjusted and exercisable into TAG Oil Shares in accordance with their respective terms and the Exchange Ratio. No replacement certificates representing new TAG Oil Options or new TAG Oil Warrants will be issued.

Each holder of Trans-Orient Options on the Effective Date will have the right to purchase, in lieu of the Trans-Orient Shares receivable upon exercise, the number of TAG Oil Shares equal to the number of TAG Oil Shares that would have been received if the Trans-Orient Optionee had exercised their Trans-Orient Options immediately prior to the Effective Date. Therefore, each outstanding Trans-Orient Option will be deemed exchanged for a TAG Oil Option such that: (i) on exercise of each such TAG Oil Option, the holder will be entitled to acquire, and will accept in lieu of the number of Trans-Orient Shares to which such holder was entitled immediately before the Effective Date, the number of TAG Oil Shares equal to the quotient of (A) the number of Trans-Orient Shares subject to the Trans-Orient Option immediately before the Effective Date divided by (B) 2.8, provided that if the foregoing would result in the issuance of a fraction of a TAG Oil Share, then the number of TAG Oil Shares otherwise issued on exercise of the TAG Oil Option will be rounded down to the nearest whole number of TAG Oil Shares; and (ii) each such TAG Oil Option will have an exercise price per TAG Oil Share, denominated in the same currency as applicable to the Trans-Orient Option for which it is exchanged, of an amount (rounded up to the nearest one-hundredth of a dollar) equal to the product of (C) the exercise price per Trans-Orient Share subject to such Trans-Orient Option immediately before the Effective Date multiplied by (D) 2.8. Such TAG Oil Options will be governed by the TAG Oil Stock Option Plan and the term of such TAG Oil Options will not be extended beyond the date that the Trans-Orient Options would have expired by their original terms.

Each holder of Trans-Orient Warrants on the Effective Date will have the right to purchase, in lieu of the Trans-Orient Shares receivable upon exercise, the number of TAG Oil Shares equal to the number of TAG Oil Shares that would have been received if the holder had exercised their Trans-Orient Warrants immediately prior to the Effective Date. Therefore, each outstanding Trans-Orient Warrant will be deemed exchanged for a TAG Oil Warrant such that: (i) on exercise of each adjusted Trans-Orient Warrant, the holder will be entitled to acquire and will accept in lieu of the number of Trans-Orient Shares to which such holder was entitled immediately before the Effective Date, the number of TAG Oil Shares equal to the quotient of (A) the number of Trans-Orient Shares subject to the Trans-Orient Warrant immediately before the Effective Date divided by (B) 2.8, provided that if the foregoing would result in the issuance of a fraction of a TAG Oil Share, then the number of TAG Oil Shares otherwise issued on exercise of the adjusted Trans-Orient Warrant will be rounded down to the nearest whole number of TAG Oil Shares; and (ii) each such adjusted Trans-Orient Warrant will have an exercise price per TAG Oil Share, denominated in the same currency as applicable to the Trans-Orient Warrant immediately before the Effective Date, of an amount (rounded up to the nearest one-hundredth of a dollar) equal to the product of (C) the exercise price per Trans-Orient Share subject to such Trans-Orient Warrant immediately before the Effective Date multiplied by (D) 2.8. The term of the Trans-Orient Warrants will not be extended beyond the date that the Trans-Orient Warrants are set to expire. Trans-Orient, TAG Oil and the holders of the Trans-Orient Warrants will be deemed to have agreed, notwithstanding the terms of each Trans-Orient Warrant, (i) to adjust the outstanding Trans-Orient Warrants in accordance with the terms of each Trans-Orient Warrant subject in all cases to Section 3.01 of the Plan of Arrangement (see Appendix B); and (ii) that the Trans-Orient Warrants will not be exercisable by or on behalf of a U.S. Person (as defined in Regulation S under the 1933 Act) or a person in the United States unless an exemption from registration under the 1933 Act and any applicable state securities laws is available.

Description of Plan of Arrangement

The following is a summary of the terms of the Plan of Arrangement. Reference is made to, and this summary is qualified in its entirety by, the full text of the Plan of Arrangement attached as Appendix B to this Information Circular. A copy of the Arrangement Agreement has been filed on SEDAR by both TAG Oil and Trans-Orient. Shareholders are urged to review the entire Arrangement Agreement at www.sedar.com.

Completion of the Arrangement will result in former Trans-Orient Shareholders holding approximately 43.74% of outstanding TAG Oil Shares and Trans-Orient becoming a wholly-owned subsidiary of TAG Oil through an Amalgamation with TAG Subco. Subject to the conditions in the Arrangement Agreement being satisfied or waived, TAG Oil and Trans-Orient will apply to the Court for the Final Order approving the Plan of Arrangement.

On the Effective Date, subject to the provisions of the Plan of Arrangement, the following will occur and will be deemed to occur in the following order without any further act or formality:

(a)	Trans-Orient and TAG Subco will amalgamate pursuant to the BCA and continue as one corporation;

(b)	all Trans-Orient Shares held by TAG Oil or TAG Subco shall be cancelled without any repayment of capital in respect thereof;

(c)

all outstanding Trans-Orient Shares, other than Trans-Orient Shares held by a Dissenting Shareholder who is ultimately entitled to be paid the fair value of its Trans-Orient Shares, will be exchanged by the holder thereof on the basis of 2.8 Trans-Orient Shares for each one TAG Oil Share;

(d)	each outstanding common share of TAG Subco will be deemed exchanged for one common share of Amalco;

(e)	Amalco shall issue one common share to TAG Oil for each TAG Oil Share issued pursuant to the Arrangement;

(f)

each outstanding Trans-Orient Option and Trans-Orient Warrant will be deemed exercisable to subscribe for TAG Oil Shares following the Effective Time, adjusted in accordance with their respective terms; and

(g)

each Trans-Orient Share in respect of which Dissent Procedures have been exercised shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, claims and encumbrances, to Trans-Orient for cancellation and cancelled, with Trans-Orient being obliged to pay therefor the amount determined and payable in accordance with Article 4 of the Plan of Arrangement, and the name of such holder will be removed from the register of holders of Trans-Orient Shares.

The rights attaching to the TAG Oil Shares are described under “Information Concerning TAG Oil Following Completion of the Arrangement” in this Information Circular. No fractional TAG Oil Shares will be issued in connection with the foregoing (after aggregating all fractional entitlements for a particular shareholder) and fractions will be rounded down to the next nearest whole TAG Oil Share, and no cash amount shall be payable by TAG Oil in lieu of such fractional shares.

Assuming there are no Dissenting Shareholders and that no Trans-Orient Options or Trans-Orient Warrants are exercised during the period between the date of this Information Circular and the Effective Date, approximately 13,069,723 TAG Oil Shares will be issued to Shareholders pursuant to the Arrangement. As a result, there will be approximately 29,881,945 TAG Oil Shares issued and outstanding following completion of the Arrangement with former Shareholders holding approximately 43.74% of the then outstanding TAG Oil Shares.

Approvals Required

Shareholder Approvals

In order for the Arrangement to become effective it must be approved by an affirmative vote of holders of not less than 662/3% of the number of Trans-Orient Shares represented in person or by proxy at the Meeting. If more than 5% of the Trans-Orient Shares become the subject of Dissent Rights, the Arrangement may be terminated and if Shareholders fail to approve the Arrangement by the requisite majority, the Arrangement will be terminated. See “The Arrangement Agreement - Conditions to the Arrangement” and “The Arrangement - Consequences if Approvals Not Obtained” in this Information Circular.

Court Approval

Prior to the mailing of this Information Circular, Trans-Orient obtained the Interim Order, which provides for the calling and holding of the Meeting, the Dissent Rights and other procedural matters. A copy of the Interim Order is attached as Appendix F to this Information Circular.

Provided that the Arrangement is approved by the requisite majority of Shareholders and certain other conditions are met, Trans-Orient will make an application to the Court for the Final Order at 10:00 am on December 14, 2009 or so soon thereafter as counsel may be heard, at the Courthouse at 800 Smithe Street, Vancouver, British Columbia. The Final Order is not effective until filed with the Registrar of Companies for British Columbia and the Final Order will only be filed when all other conditions to closing under the Arrangement Agreement have been met or waived. At the hearing for the Final Order, any Trans-Orient Securityholder or other interested party has the right to appear, be heard and present evidence if such person is of the view that his or her interests may be prejudiced by the Arrangement. Any Shareholders or other interested party desiring to support or oppose the application must request a copy of the Petition for the proceedings, and any other court document as may be desired, on or before 4:00 p.m. on November 27, 2009 and must file an Appearance and deliver a copy of the filed Appearance, together with a copy of all material on which such person intends to rely at the Final Application, to the barristers for the Trans-Orient, Taylor Veinotte Sullivan, Barristers at Suite 300, 1168 Hamilton Street, Vancouver, British Columbia, V6B 2S2, on or before 4:00 p.m. on December 10, 2009, subject to the provisions of the Interim Order. A copy of the proposed form of Final Order is included as part of Appendix G hereto, but remains subject to modification as required by legal counsel or the Court.

The securities of TAG Oil to be issued pursuant to the Arrangement will not be registered under the 1933 Act, and will be issued in reliance upon the exemption from registration provided by Section 3(a)(10) thereof. The Court will be advised and will be assured at the hearing of the application for the Final Order that the Final Order will constitute the basis for an exemption from the registration requirements of the 1933 Act, with respect to the issuance of securities of TAG Oil pursuant to the Arrangement.

Trans-Orient has been advised by its legal counsel that the Court has broad discretion under the BCA when making orders with respect to the Arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement, either as proposed or as amended, in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit. Depending upon the nature of any required amendments, Trans-Orient and TAG Oil may determine not to proceed with the Arrangement.

Regulatory Approvals

Trans-Orient is currently listed on the TSXV and OTCBB and TAG Oil is currently listed on the TSXV. Application has been made to the TSXV to list the TAG Oil Shares to be issued pursuant to the Arrangement and the TAG Oil Shares which, as a result of the Arrangement, are issuable upon the exercise of the Trans-Orient Options and the Trans-Orient Warrants. Approval of such listings must be obtained on or before the Effective Date, subject only to compliance with the usual requirements of the TSXV. As of the date of this Information Circular, the TSXV has granted its approval, subject only to Trans-Orient Shareholder approval and certain standard filings being made with the TSXV following the Effective Date.

Consequences if Approvals Not Obtained

In the event that the Arrangement is not approved by the Shareholders, the Court or the TSXV, as applicable, in the manner described above, or if any other condition to completion is not satisfied or waived, the Arrangement may not be completed. See “The Arrangement Agreement – Conditions to the Arrangement” and “The Arrangement Agreement - Termination and Termination Fees” in this Information Circular.

Lock-up Agreement

The directors, officers and certain shareholders of Trans-Orient, who collectively hold an aggregate of 18,190,250 Trans-Orient Shares, representing approximately 49% of the outstanding Trans-Orient Shares, on a non-diluted basis, as at the date of this Information Circular, have signed an agreement with TAG Oil pursuant to which they have each agreed to support the Arrangement and to vote all of the Trans-Orient Shares directly or indirectly beneficially owned or over which control or direction is exercised by them at the time of the Meeting, or any adjournment thereof, in favour of the Arrangement Resolution and all other matters relating thereto to be considered at the Meeting.

Recommendation of the Trans-Orient Board

All members of the Trans-Orient Board eligible to vote have unanimously approved the Arrangement Agreement and the Plan of Arrangement and unanimously recommend that the Shareholders vote IN FAVOUR OF the Arrangement Resolution. In recommending that the Shareholders vote in favour of such resolution, the Trans-Orient Board considered the expected results of the Arrangement as well as the following factors:

(a)

the Trans-Orient Fairness Opinion, which was addressed and delivered to the Special Committee, a copy of which is attached as Appendix D hereto, that, the Exchange Ratio under the Arrangement is fair, from a financial point of view, to Trans-Orient and the Trans-Orient Shareholders as a whole and to the minority Shareholders;

(b)

for Canadian federal income tax purposes, Canadian resident Shareholders who hold their Trans- Orient Shares as capital property will generally not realize a capital gain or capital loss for purposes of the Tax Act on the exchange of their Trans-Orient Shares for TAG Oil Shares under the Arrangement (see “Canadian Federal Income Tax Considerations”);

(c)

for U.S. federal income tax purposes, assuming the Arrangement qualifies as a tax-deferred reorganization under U.S. law and subject to special rules applicable to interests in passive foreign investment companies, the U.S. Holders of Trans-Orient Shares generally are expected not to recognize gain or loss for U.S. federal income tax purposes on the exchange of Trans-Orient Shares for TAG Oil Shares pursuant to the Arrangement (see “United States Federal Income Tax Considerations”);

(d)

under the terms of the Arrangement Agreement, the Trans-Orient Board is able to consider (in accordance with the provisions of the Arrangement Agreement) any unsolicited bona fide Acquisition Proposal that may be a Superior Proposal and approve or recommend such proposal to Shareholders or enter into an agreement in respect of a Superior Proposal, subject to the terms of the Arrangement Agreement (see “The Arrangement Agreement”); and

(e)	the anticipated size, financial strength and market liquidity of TAG Oil subsequent to the Arrangement.

In reaching its determination, the Trans-Orient Board also considered and evaluated, among other things: (i) information with respect to the financial condition, business and operations of each of TAG Oil and Trans-Orient on both a historical and pro-forma basis; (ii) information with respect to the assets and properties of TAG Oil and Trans-Orient; (iii) historical information regarding the trading prices of the TAG Oil Shares and the Trans-Orient Shares; (iv) the other terms of the Arrangement, including the structure of the Arrangement; (v) the judicial and regulatory approval requirements in connection with the Arrangement, including approval by the Court; (vi) the availability to Shareholders of Dissent Rights; and (vii) the risks associated with the completion of the Arrangement (including (a) that Shareholders will receive TAG Oil Shares based on a fixed exchange ratio which may result in such TAG Oil Shares having a market value lower than currently expected, (b) that the issue of the TAG Oil Shares to the Shareholders pursuant to the Arrangement and their subsequent sale may cause the market value of TAG Oil Shares to decline following completion of the Arrangement, and (c) the risks to Trans-Orient if the Arrangement is not completed, including the costs to Trans-Orient in pursuing the Arrangement and the diversion of the attention of management of Trans-Orient away from the conduct of the business of Trans-Orient in the ordinary course).

This discussion of the information and factors considered and given weight by the Trans-Orient Board is not intended to be exhaustive, but is believed to include all material factors considered by the Trans-Orient Board. In reaching the determination to approve and recommend the Arrangement Resolution, the Trans-Orient Board did not assign any relative or specific weight to the factors which were considered, and individual directors may have given a different weight to each factor.

THE ARRANGEMENT AGREEMENT

The following is a summary of the terms and conditions of the Arrangement Agreement and is qualified in its entirety by the full text of the Arrangement Agreement, which is incorporated herein by reference. The full text of the Arrangement Agreement, including the Plan of Arrangement attached as Schedule A thereto, has been filed on SEDAR at www.sedar.com by each of Trans-Orient and TAG Oil as a material agreement. Shareholders are encouraged to read the Arrangement Agreement in its entirety.

General

The Arrangement Agreement, dated effective September 14, 2009, and amended October 7, 2009, is made among TAG Oil, TAG Subco and Trans-Orient. The Arrangement Agreement provides for the acquisition by TAG Oil of all the outstanding Trans-Orient Shares by way of a plan of arrangement to be affected under the provisions of the BCA.

Exchange Ratio

Under the Arrangement, it is proposed that each Shareholder (other than those exercising Dissent Rights) will receive one TAG Oil Share for every 2.8 Trans-Orient Shares held. The Exchange Ratio is based on the weighted average share trading values of the companies’ respective shares for the twelve week period prior to the execution of the Arrangement Agreement as well as the underlying net asset values of the companies’ shares.

The Exchange Ratio represents a discount of approximately 25% based on the weighted average trading price of Trans-Orient Shares and TAG Oil Shares on the TSXV for the 20 trading days ended September 15, 2009 (the trading day before the Arrangement was announced) and a 15% discount over Trans-Orient’s Share price on September 15, 2009. However, the transaction represents a 40% premium on Trans-Orient’s per-share net asset value.

The methodology underlying the Exchange Ratio is further described in the Trans-Orient Fairness Opinion attached as Schedule D to this Information Circular.

Treatment of Warrants and Options of Trans-Orient

On the Effective Date, each outstanding Trans-Orient Option and Trans-Orient Warrant will be deemed exchanged for TAG Oil Options and TAG Oil Warrants, respectively and will be exercisable to subscribe for TAG Oil Shares in accordance with their respective terms. TAG Oil will execute all documents and instruments necessary including replacement certificates, if necessary, in order to give effect to the foregoing. Trans-Orient, TAG Oil and the holders of the Trans-Orient Warrants will be deemed to have agreed, notwithstanding the terms of each Trans-Orient Warrant, (i) to adjust the outstanding Trans-Orient Warrants in accordance with the terms of each Trans-Orient Warrant subject in all cases to Section 3.01 of the Plan of Arrangement (see Appendix B); and (ii) that the Trans-Orient Warrants will not be exercisable by or on behalf of a U.S. Person (as defined in Regulation S under the 1933 Act) or a person in the United States unless an exemption from registration under the 1933 Act and any applicable state securities laws is available. See “The Arrangement – Share Exchange Procedures – Treatment of Warrants and Options ” in this Information Circular for further detail.

Based on the number of Trans-Orient Options and Trans-Orient Warrants outstanding as at the date of this Information Circular, holders of Trans-Orient Options and Trans-Orient Warrants will be entitled to purchase TAG Oil Shares as further described in the table below. No replacement certificates representing new TAG Oil Options or new TAG Oil Warrants will be issued. All exercise prices in the table are in U.S. dollars.

Effect of Arrangement on Trans-Orient Options and Trans-Orient Warrants

	Before giving Effect to the Arrangement			After giving Effect to the Arrangement
	Number of				Number of
	Trans-Orient	Exercise		Effective	TAG Oil
	Shares	Price per		Exercise Price	Shares
Type of	Issuable upon	Trans-		per TAG Oil	Issuable upon
Security	Exercise	Orient Share	Expiry Date	Share	Exercise	Expiry Date

Options	1,225,000	$0.50	March 14, 2013	$1.40	437,500	March 14, 2013
Options	200,000	$0.80	June 26, 2013	$2.24	71,428	June 26, 2013
Options	50,000	$0.54	July 21, 2013	$1.51	17,857	July 21, 2013
Options	50,000	$0.70	August 1, 2013	$1.96	17,857	August 1, 2013
Options	420,000	$0.45	October 28, 2014	$1.26	150,000	October 28, 2014
Warrants	200,000	$0.80	June 24, 2010	$2.24	71,428	June 24, 2010

Representations and Warranties

The Arrangement Agreement contains various representations and warranties of TAG Oil and TAG Subco to Trans-Orient with respect to TAG Oil and the TAG Oil Subsidiaries and of Trans-Orient to TAG Oil and TAG Subco with respect to Trans-Orient and the Trans-Orient Subsidiaries. These representations and warranties relate to, among other things: (a) corporate organization, existence and similar corporate matters; (b) capitalization; (c) compliance with laws, constating documents and material agreements; (d) restrictions on business activities; (e) employment and labour matters; (f) the authorization, execution, delivery and enforceability of the Arrangement Agreement; (g) there being no default or event which would constitute a default under any agreement, contract or permit that is material to the conduct of the business and to which Trans-Orient or TAG Oil is bound; (h) the Trans-Orient Board having received the Trans-Orient Fairness Opinion with respect to the Arrangement and having determined unanimously that the Arrangement is fair, from a financial point of view, to the Trans-Orient Shareholders; (i) compliance with applicable securities laws relating to public disclosure of material information; (j) Trans-Orient and TAG Oil having conducted its respective business in the ordinary and regular course consistent with past practice; (k) the preparation and filing of the audited financial statements of Trans-Orient and TAG Oil; (l) the completeness and accuracy of financial and corporate books and records; (m) the filing of tax returns and tax matters; (n) TAG Oil and Trans-Orient not having suffered or incurred a Material Adverse Change; (o) the absence of litigation against each of Trans-Orient and TAG Oil; (p) title to properties and condition of assets; (q) environmental compliance; and (r) foreign private issuer status.

For further detail regarding representations and warranties, see Sections 3.01 and 3.02 of the Arrangement Agreement, a copy of which is filed on SEDAR at www.sedar.com.

Covenants

Until the Effective Date or the date upon which the Arrangement Agreement is terminated, whichever is earlier, Trans-Orient covenants and agrees that, except as contemplated by this Agreement or the Plan of Arrangement, it is required to, among other things:

(a)

except as consented to in writing by TAG Oil (such consent not to be unreasonably withheld or delayed) or as required to give effect to the transactions contemplated by the Arrangement Agreement, Trans-Orient shall not directly or indirectly do or permit to occur any of the following:

(i)

issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, or permit the Trans-Orient Subsidiaries to issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of, Trans-Orient or any of the Trans-

Orient Subsidiaries, other than the issue of Trans-Orient Shares pursuant to the exercise of outstanding Trans-Orient Options, or Trans-Orient Warrants in accordance with their terms as of the date of the Arrangement Agreement;

(ii)

other than pursuant to obligations or rights under existing contracts, agreements and commitments (to the extent such rights have been exercised or initiated by other persons), sell, lease or otherwise dispose of, or permit any of the Trans-Orient Subsidiaries to sell, lease or otherwise dispose of, any material property or assets or enter into any agreement or commitment in respect of any of the foregoing;

(iii)

amend or propose to amend the articles or by-laws (or their equivalent) of Trans-Orient or any of the Trans-Orient Subsidiaries or any of the terms of the Trans-Orient Options, or Trans-Orient Warrants as they exist at the date of the Arrangement Agreement;

(iv)

split, combine or reclassify any of the shares of Trans-Orient or any of the Trans-Orient Subsidiaries, or declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the shares of Trans-Orient;

(v)

redeem, purchase or offer to purchase, or permit any of the Trans-Orient Subsidiaries to redeem, purchase or offer to purchase, any Trans-Orient Shares and, other than pursuant to the Trans-Orient Stock Option Plan, any options or obligations or rights under existing contracts, agreements and commitments;

(vi)	reorganize, amalgamate or merge Trans-Orient or any of the Trans-Orient Subsidiaries with any other person;

(vii)

acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity, or permit any of the Trans-Orient Subsidiaries to acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity;

(viii)

(A) satisfy or settle any claim or liability, except (x) such as have been reserved against in the consolidated financial statements of Trans-Orient delivered to TAG Oil and TAG Subco, and which are, individually or in the aggregate, in an amount in excess of $50,000, and (y) in the ordinary course of business and consistent with past practice; (B) relinquish any contractual rights which are, individually or in the aggregate, in an amount in excess of $50,000; or (C) enter into any interest rate or currency swaps, hedges, caps, collars, forward sales or other similar financial instruments;

(ix)

incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or to make capital expenditures or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money or to make capital expenditures, or permit any of the Trans-Orient Subsidiaries to incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or to make capital expenditures or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money or to make capital expenditures in an amount either individually or in the aggregate exceeding $20,000; or

(x)	except as required by Canadian GAAP or any applicable Law, make any changes to the existing accounting practices of Trans-Orient or make any material tax election inconsistent with past practice;

(b)

Trans-Orient shall use its reasonable commercial efforts, and shall cause the Trans-Orient Subsidiaries to use their reasonable commercial efforts, to cause their respective current insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of internationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect, and TAG Oil agrees that Trans-Orient shall be able to purchase tail insurance coverage for its directors and officers in such amount and on such terms as Trans-Orient may determine, acting reasonably, provided that such tail coverage shall not expire until 6 years after the Effective Date; and

(c)

not enter into any transaction or perform any act that might interfere with, delay or be inconsistent with the consummation of the transactions contemplated herein or which would render, or which may reasonably be expected to render, untrue or inaccurate in any material respect of any of its representations and warranties set forth in the Arrangement Agreement.

(d)	Trans-Orient shall:

(i)

immediately cease and cause to be terminated any existing discussions or negotiations with any persons (other than TAG Oil) with respect to any potential Acquisition Proposal (provided that the foregoing shall not be applicable to future discussions or negotiations in accordance with the Arrangement Agreement), not release any third party from any confidentiality agreement to which such third party is a party, not release any third party from any standstill agreement to which such third party is a party, immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with it or any of the Trans-Orient Subsidiaries relating to a potential Acquisition Proposal and use all reasonable efforts to ensure that such requests are honoured;

(ii)

except as contemplated in the Arrangement Agreement, not take any action or permit any of the Trans-Orient Subsidiaries to take any action that would interfere with or be inconsistent with the completion of the transactions contemplated by this Agreement or would render, or that reasonably may be expected to render, any representation or warranty made by Trans-Orient in the Arrangement Agreement untrue or inaccurate at any time prior to the Effective Date if then made; and

(iii)

promptly notify TAG Oil of (A) any Material Adverse Change or Material Adverse Effect, or any change, event, occurrence or state of facts which could reasonably be expected to become a Material Adverse Change or to have a Material Adverse Effect, in respect of the business or in the conduct of the business of Trans-Orient, (B) any material Governmental Authority or third person complaints, investigations or hearings (or communications indicating that the same may be contemplated), (C) any breach by Trans-Orient of any covenant or agreement contained in the Arrangement Agreement, and (D) any event occurring subsequent to the date hereof that would render any representation or warranty of Trans-Orient contained in the Arrangement Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate.

(e)

Trans-Orient shall use all commercially reasonable efforts to satisfy, or cause to be satisfied, all conditions precedent to its obligations and the obligations of TAG Oil and TAG Subco set forth in the Arrangement Agreement to the extent that the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable laws to complete the transactions contemplated by the Arrangement Agreement, including using its commercially reasonable efforts to:

	(i)	obtain the approval of Trans-Orient Shareholders for the Arrangement in accordance with the provisions of the BCA, the Interim Order and the requirements of any applicable regulatory authority;

(ii)

obtain all other consents, approvals and authorizations as are required to be obtained by Trans-Orient or any of the Trans-Orient Subsidiaries under any applicable law or from any Governmental Authority which would, if not obtained, materially impede the completion of the transactions contemplated by the Arrangement Agreement or have a Material Adverse Effect on Trans-Orient;

(iii)

effect all necessary registrations, filings and submissions of information requested by Governmental Authorities required to be effected by it in connection with the transactions contemplated by the Arrangement Agreement and participate, and appear in any proceedings of, any party to the Arrangement Agreement before any Governmental Authority;

(iv)

oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting the Arrangement Agreement, the transactions contemplated by the Arrangement Agreement or seeking to stop, or otherwise adversely affecting the ability of the parties to the Arrangement Agreement to consummate, the transactions contemplated by the Arrangement Agreement;

(v)	fulfill all conditions and satisfy all provisions of the Arrangement Agreement and the Plan of Arrangement required to be fulfilled or satisfied by Trans-Orient; and

(vi)	cooperate with TAG Oil and TAG Subco in connection with the performance by each of them of their respective obligations under the Arrangement Agreement.

Conditions to the Arrangement

The obligations of TAG Oil, TAG Subco and Trans-Orient to complete the Arrangement are subject to the satisfaction or waiver of certain mutual conditions, including, among others: (i) the Interim Order having been granted by the Court; (ii) the Arrangement Resolution having been approved by the Shareholders at the Meeting; (iii) the Final Order having been granted by the Court; (iv) no ruling or order of any regulatory authority, and no law having been enacted which prohibits, restrains or enjoins the completion of the Arrangement or which has or could have a Material Adverse Effect on Trans-Orient or TAG Oil on a consolidated basis; (v) on or before the Effective Date, the TAG Oil Shares to be issued pursuant to the Arrangement and upon the exercise of the TAG Oil Options exchanged for Trans-Orient Options and Trans-Orient Warrants as adjusted in accordance with the Arrangement Agreement having been approved for listing on the TSXV, subject only to the filing of customary required documents; and (vi) all other required approvals and consents will have been obtained.

The obligation of TAG Oil and TAG Subco to complete the Arrangement is subject to the satisfaction or waiver of certain additional conditions for their sole benefit, including, among others, that (i) Trans-Orient Shareholders holding in the aggregate 5% or less of the outstanding Trans-Orient Shares shall have exercised the right to dissent contemplated by the Plan of Arrangement and TAG Oil receiving a certificate dated the day immediately preceding the Effective Date of an officer of Trans-Orient to such effect; (ii) the directors of Trans-Orient and each of the Trans-Orient Subsidiaries shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by Trans-Orient and the Trans-Orient Subsidiaries to permit the consummation of the Arrangement; (iii) there shall have been no Material Adverse Change with respect to Trans-Orient; (iv) the representations and warranties of Trans-Orient shall be true and correct in all material respects as of the Effective Date (except to the extent such representations and warranties speak as of an earlier date) as if made on and as of such date; (v) Trans-Orient shall have complied in all material respects with its covenants in the Arrangement Agreement and shall have delivered an officer’s certificate to such effect; (vi) all of the directors of Trans-Orient shall have executed resignations and mutual releases in a form acceptable to TAG Oil and Trans-Orient, acting reasonably; (vii) all of the employees (and officers) of Trans-Orient shall have been terminated; and (viii) the TSXV shall have conditionally approved the listing of the TAG Oil Shares without requiring TAG Oil to obtain shareholder approval for the issuance of such shares.

The obligation of Trans-Orient to complete the Arrangement is subject to the satisfaction of certain additional conditions for its sole benefit, including, among others, that: (i) there shall have been no Material Adverse Change with respect to TAG Oil or TAG Subco; (ii) the representations and warranties of TAG Oil or TAG Subco shall be true and correct in all material respects as of the Effective Date (except to the extent such representations and warranties speak as of an earlier date) as if made on and as of such date; (iii) TAG Oil and TAG Subco shall have complied in all material respects with their covenants in the Arrangement Agreement and shall have delivered officers’ certificates to Trans-Orient to such effect; (iv) Semeniuk shall not have withdrawn the Trans-Orient Fairness Opinion; (v) the directors of TAG Oil and each of the TAG Oil Subsidiaries shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by TAG Oil and the TAG Oil Subsidiaries to permit the consummation of the Arrangement; (vi) all of the employees (and officers) of Trans-Orient shall have been terminated and paid all accrued compensation and all severance amounts in accordance with their respective employment agreements or applicable law; and (vii) TAG Oil shall have completed the Cheal Acquisition.

The Arrangement Agreement provides that, if any condition to the completion of the Arrangement is not satisfied or waived by the applicable party on or before the Effective Date (or any earlier date by which such condition is required to be satisfied), then the party entitled to the benefit of such condition may terminate the Arrangement Agreement.

As at the date of this Information Circular, the TAG Oil Shares to be issued pursuant to the Arrangement and upon exercise of the TAG Oil Options deemed exchanged for the Trans-Orient Options and Trans-Orient Warrants, as adjusted in accordance with the Arrangement Agreement, have been approved for listing on the TSXV, subject only to the filing of customary required documents. In addition, as at the date of this Information Circular, TAG Oil has completed the Cheal Acquisition.

For further detail regarding conditions to the Arrangement, see Sections 5.01, 5.02 and 5.03 of the Arrangement Agreement, a copy of which is filed on SEDAR at www.sedar.com.

Non-Solicitation and Superior Proposals

Pursuant to the Arrangement Agreement, Trans-Orient and TAG Oil have mutually agreed that they will not: (i) solicit or initiate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries or proposals regarding any Acquisition Proposal or potential Acquisition Proposal; (ii) participate, directly or indirectly, in any discussions or negotiations regarding any Acquisition Proposal or potential Acquisition Proposal; (iii) agree to, approve or recommend, or propose publicly to propose or recommend, any Acquisition Proposal or potential Acquisition Proposal; (iv) enter into any agreement related to any Acquisition Proposal or potential Acquisition Proposal; or (v) withdraw, modify or qualify in a manner adverse to the other party the approval of the other party’s directors of the transactions contemplated by the Arrangement Agreement. Notwithstanding the foregoing, nothing shall prevent or restrict the directors of the involved party from considering or negotiating any unsolicited bona fide Acquisition Proposal in respect of which such party is the target that may or may not be a Superior Proposal or from considering, negotiating, approving, recommending to the shareholders thereof or entering into an agreement in respect of a Superior Proposal from any person.

For further detail regarding non-solicitation and superior proposals, see Sections 6.01 and 6.02 of the Arrangement Agreement, a copy of which is filed on SEDAR at www.sedar.com.

Termination and Termination Fees

The Arrangement Agreement may be terminated at any time prior to Effective Date, including, among others:

(a)	by the mutual written consent of TAG Oil, TAG Subco and Trans-Orient;

(b)

by either Trans-Orient or TAG Oil and TAG Subco upon written notice to the other party, if any of the conditions in the Arrangement Agreement for its benefit are not met, unless such conditions are waived;

(c)

by TAG Oil and TAG Subco if the directors of Trans-Orient shall have withdrawn or modified in a manner adverse to TAG their approval or recommendation of the Arrangement or shall have approved or recommended any Superior Proposal;

(d)

by Trans-Orient if the directors of TAG Oil shall have withdrawn or modified in a manner adverse to Trans-Orient their approval of the Arrangement or shall have approved or recommended any Superior Proposal;

(e)

by either TAG Oil and TAG Subco or by Trans-Orient if the Trans-Orient Meeting shall have been held and completed and the approval of the Arrangement by Trans-Orient Shareholders required shall not have occurred;

(f)

by Trans-Orient upon any determination by Trans-Orient, subject to compliance with the procedures in the Arrangement Agreement, that an Acquisition Proposal in respect of Trans-Orient constitutes a Superior Proposal;

(g)

by TAG Oil and TAG Subco upon any determination by TAG Oil, subject to compliance with the procedures in the Arrangement Agreement, that an Acquisition Proposal in respect of Trans-Orient constitutes a Superior Proposal;

(h)	by Trans-Orient if the Cheal Acquisition is not completed by November 30, 2009; or

(i)

by either Trans-Orient or TAG Oil and TAG Subco if the Effective Date has not occurred by December 31, 2009, provided that such right to terminate shall not be available to any party whose failure to fulfill any obligation under the Arrangement Agreement was the cause of or resulted in such delay of the Effective Time.

In the event that the Arrangement Agreement is terminated by (i) TAG Oil and TAG Subco pursuant to subsection (c) above, (ii) Trans-Orient pursuant to subsection (f) above, (iii) TAG Oil and TAG Subco pursuant to (b) above if Trans-Orient intentionally breaches its covenant to solicit proxies and hold the Meeting by failing to submit the Arrangement for approval to the Trans-Orient Shareholders on or prior to the date which is five business days prior to the December 31, 2009 completion deadline or failing to solicit proxies, or (iv) TAG and TAG Subco or Trans-Orient pursuant to (e) above in the event an Acquisition Proposal is made to Trans-Orient and made known to Trans-Orient Shareholders and not publicly withdrawn prior to the Meeting and such Acquisition Proposal is completed within 12 months of the Meeting, then Trans-Orient shall pay to TAG Oil within five business days following such termination an amount in cash equal to $100,000.

In the event that the Arrangement Agreement is terminated by (i) Trans-Orient pursuant to (d) above, or (ii) TAG and TAG Subco pursuant to (g) above, then TAG Oil shall pay to Trans-Orient within five business days following such termination an amount in cash equal to $100,000.

See Sections 6.03 and 7.02 of the Arrangement Agreement, a copy of which is filed on SEDAR at www.sedar.com.

Expenses of the Arrangement

The Arrangement Agreement provides that each of TAG Oil and Trans-Orient are to pay their own expenses incurred in connection with that agreement and the completion of the transactions contemplated thereby.

STOCK EXCHANGE LISTINGS

The Trans-Orient Shares are currently listed on the TSXV under the trading symbol “TOZ” and on the OTCBB under the trading symbol “TOPLF”. The TAG Oil Shares are listed on the TSXV under the symbol “TAO”.

Following completion of the Arrangement, the Trans-Orient Shares will be delisted from the TSXV and OTCBB and the TAG Oil Shares will continue to be listed on the TSXV.

PRICE RANGES AND TRADING VOLUMES

TAG Oil

The following tables set forth high and low prices and trading volumes of the TAG Oil Shares on the TSXV by month for the 12 most recently completed months. All values noted below are in Canadian dollars for the TSXV. All quotations for TSXV are from the websites located at www.finance.yahoo.com and www.tmx.com.

TSXV:

Month/Year	High	Low	Volume
	($)	($)
October 2008	0.09	0.05	196,500
November 2008	0.06	0.05	88,000
December 2008	0.06	0.03	576,500
January 2009	0.05	0.04	88,100
February 2009	0.28	0.04	22,300
March 2009	0.29	0.16	10,000
April 2009	0.22	0.17	14,800
May 2009	0.35	0.21	8,400
June 2009	0.51	0.28	16,000
July 2009	0.47	0.39	5,200
August 2009	0.45	0.37	35,900
September 2009	0.64	0.41	23,800
October 2009(1)	1.69	0.51	84,800

(1) From October 1, 2009 to October 30, 2009

The closing price of the TAG Oil Shares on the TSXV on September 15, 2009, the last trading day before the public announcement of the Arrangement, was $0.45.

Trans-Orient

The following tables set forth high and low prices and trading volumes of the Trans-Orient Shares on the TSXV and OTCBB by month for the 12 most recently completed months. OTCBB quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily reflect actual transactions. All values noted below are in U.S. dollars for the OTCBB and in Canadian dollars for the TSX-V. All quotations for TSXV and OTCBB are from the websites located at www.finance.yahoo.com and www.tmx.com.

TSXV:

Month/Year	High	Low	Volume
	($)	($)
October 2008	NA	NA	NA
November 2008	0.20	0.17	11,009
December 2008	0.17	0.08	137,620
January 2009	0.10	0.10	22
February 2009	0.16	0.10	1,250
March 2009	0.16	0.11	3,007
April 2009	0.35	0.11	4,124
May 2009	0.23	0.23	24
June 2009	0.36	0.13	8,686
July 2009	0.30	0.19	5,895
August 2009	0.27	0.22	7,696
September 2009	0.26	0.18	18,473
October 2009(1)	0.61	0.18	23,700

(1) From October 1, 2009 to October 30, 2009

The closing price of the Trans-Orient Shares on the TSXV on September 15, 2009, the last trading day before the public announcement of the Arrangement, was $0.19.

OTCBB:

Month/Year	High	Low	Volume
	(US$)	(US$)
October 2008	0.37	0.15	32,100
November 2008	0.20	0.13	4,600
December 2008	0.18	0.08	11,200
January 2009	0.13	0.08	200
February 2009	0.18	0.08	6,600
March 2009	0.12	0.08	5,100
April 2009	0.30	0.10	9,500
May 2009	0.30	0.16	2,500
June 2009	0.16	0.10	200
July 2009	0.20	0.10	1,000
August 2009	0.30	0.15	6,900
September 2009	0.22	0.18	4,900
October 2009(1)	0.64	0.17	4,600

(1) From October 1, 2009 to October 30, 2009

The closing price of the Trans-Orient Shares on the OTCBB on September 15, 2009, the last trading day before the public announcement of the Arrangement, was US$0.18.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

General

The following is a general summary, as of the date hereof, of the principal Canadian federal income tax considerations generally applicable to a Shareholder who disposes of Trans-Orient Shares under the Arrangement (or who duly dissents under the Arrangement and is paid the fair value for the shares by Trans-Orient) and who, for purposes of the Tax Act and at all relevant times: (i) holds the Trans-Orient Shares and will hold the TAG Oil Shares acquired pursuant to the Arrangement as capital property, and (ii) deals at arm’s length and is not affiliated with each of TAG Oil and Trans-Orient. Shareholders meeting all such applicable requirements are referred to as a “Holder” or “Holders” herein, and this summary only addresses such Holders. This summary is not applicable to a Holder (i) that is a “financial institution” (as defined in the Tax Act for purposes of the mark-to-market rules), (ii) that is a “specified financial institution” or “restricted financial institution” as defined in the Tax Act; (iii) to whom the financial currency reporting rules contained in subsection 261(4) of the Tax Act would apply; or (iv) a Holder an interest in which is a “tax shelter investment” for purposes of the Tax Act, and does not address other special situations.

This summary is based on the facts as set out in this Information Circular, the provisions of the Tax Act and regulations thereunder (in this summary, the “Regulations”) in force as at the date hereof, all proposed amendments to the Tax Act or the Regulations publicly announced by or on behalf of the Minister of Finance before the date hereof, and the current published administrative and assessing practices of the CRA. No assurance can be given that any proposed amendments to the Tax Act or Regulations will be enacted or promulgated in the form proposed, or at all. This summary does not otherwise take into account or anticipate changes in law, whether by judicial, governmental or legislative decision or action, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ significantly from those discussed herein. An advance income tax ruling will not be sought from the CRA in respect of the Arrangement.

This summary also assumes that Trans-Orient Shares will remain TSXV and OTCBB listed until the completion of the Arrangement, and that TAG Oil Shares will be listed on the TSXV as of the Effective Date.

THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT EXHAUSTIVE OF ALL POSSIBLE CANADIAN FEDERAL INCOME TAX CONSIDERATIONS APPLICABLE TO HOLDERS IN ALL CIRCUMSTANCES. THIS SUMMARY IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER. ACCORDINGLY, ALL HOLDERS SHOULD CONSULT THEIR OWN INDEPENDENT TAX ADVISORS FOR ADVICE WITH RESPECT TO THE INCOME TAX CONSEQUENCES APPLICABLE TO THEM HAVING REGARD TO THEIR OWN PARTICULAR CIRCUMSTANCES. THE DISCUSSION BELOW IS QUALIFIED ACCORDINGLY.

Shareholders Resident in Canada

The following portion of the summary is applicable only to Holders (as defined above under the heading “General”) who are resident or deemed to be resident in Canada at all relevant times for purposes of the Tax Act (a “Resident Holder” or “Resident Holders”). Trans-Orient Shares will generally be considered to be capital property to a Resident Holder unless the shares are held in the course of carrying on a business or were acquired in a transaction considered to be an adventure in the nature of trade. Certain Resident Holders whose Trans-Orient Shares might not otherwise qualify as capital property may, in certain circumstances, make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Trans-Orient Shares and every “Canadian security” (as defined in the Tax Act) owned by such Resident Holders in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Resident Holders contemplating an election under subsection 39(4) of the Tax Act should seek advice from their own tax advisers as to whether this would be beneficial.

Resident Holders Participating in the Arrangement

A Resident Holder who receives TAG Oil Shares upon the amalgamation of Trans-Orient and TAG Subco pursuant to the Arrangement will be considered to have disposed of their Trans-Orient Shares for proceeds of disposition equal to the Resident Holder’s adjusted cost base thereof immediately before the exchange. As a result, such a Resident Holder will not recognize a capital gain or capital loss in respect of the disposition. The Resident Holder will also be deemed to have acquired the TAG Oil Shares on amalgamation at a cost equal to the Resident Holder’s adjusted cost base of the Trans-Orient Shares immediately before the amalgamation. If the Resident Holder owns any other TAG Oil Shares as capital property at the time of the amalgamation, the adjusted cost base of all TAG Oil Shares owned by the Resident Holder immediately after the amalgamation will be determined in accordance with certain rules in the Tax Act by averaging the cost of the shares acquired on the amalgamation with the adjusted cost base of those other shares.

Resident Holders who Dissent

A Resident Holder who duly dissents to the Arrangement Resolution and whose Trans-Orient Shares are acquired by Trans-Orient for payment of fair value (a “Resident Dissenter”) will be considered to have disposed of such Trans-Orient Shares for proceeds of disposition equal to the amount paid (net of any interest awarded by a court). Such a disposition could result in a deemed dividend to the Resident Dissenter, to the extent the amount paid exceeds the paid up capital of the Resident Dissenter’s Trans-Orient Shares, and a capital gain or capital loss. In computing the capital gain or loss arising from such a disposition, any such deemed dividend is not considered to be part of the proceeds of disposition of the Trans-Orient Shares. The taxation of any such capital gain or capital loss will be generally as described above under the heading “Taxation of Capital Gains and Capital Losses”. Any interest awarded by a court must also be included in computing the Resident Dissenter’s income for purposes of the Tax Act.

Resident Holders of Trans-Orient Warrants

The following portion of the summary is applicable only to Trans-Orient Warrantholders who, for purposes of the Tax Act, are resident in Canada at all relevant times, hold their Trans-Orient Warrants as capital property, hold any Trans-Orient Shares and will hold the TAG Oil Shares acquired pursuant to the Trans-Orient Warrants as capital property, deal at arm’s length with TAG Oil and Trans-Orient, and who did not acquire their Trans-Orient Warrants in respect of, in the course of, or by virtue of, employment. Trans-Orient Warrantholders meeting all such requirements are referred to as “Resident Warrant Holders”, and this portion of the summary only addresses such Resident Warrant Holders.

Trans-Orient Warrants will generally be considered to be capital property to a Resident Warrant Holder unless the Trans-Orient Warrants are held in the course of carrying on a business or were acquired in a transaction considered to be an adventure in the nature of trade.

Although the matter is not free from doubt, the adjustments to the Trans-Orient Warrants contemplated by the Arrangement pursuant to which Resident Warrant Holders will be entitled to receive certain TAG Oil Shares in lieu of the number of Trans-Orient Shares otherwise issuable upon the exercise of the Trans-Orient Warrants, should not constitute substantial changes to the fundamental terms of the Trans-Orient Warrants and accordingly should not result, in and of themselves, in a disposition of the Trans-Orient Warrants by the Resident Warrant Holders for purposes of the Tax Act.

In the event that the adjustments to the Trans-Orient Warrants contemplated in the Arrangement are held to be so fundamental that their adoption results in a disposition of the Trans-Orient Warrants and an acquisition of different warrants, Resident Warrant Holders of Trans-Orient Warrants should be deemed to have disposed of their Trans-Orient Warrants for proceeds of disposition equal to the adjusted cost base of their Trans-Orient Warrants, such that holders should have no gain or loss on the disposition of their Trans-Orient Warrants, and to have acquired the different warrants at the adjusted cost base of the Trans-Orient Warrants.

A Resident Warrant Holder will not realize a gain or loss upon the exercise of a Trans-Orient Warrant. The Resident Warrant Holder’s cost of TAG Oil Shares acquired by exercising a Trans-Orient Warrant after the Arrangement becomes effective will be equal to the aggregate of the adjusted cost base of the Trans-Orient Warrant to that holder plus the exercise price paid for the TAG Oil Shares. The cost of the TAG Oil Shares acquired on the exercise of a Trans-Orient Warrant will be averaged with the adjusted cost base of any other TAG Oil Shares owned by the Resident Warrant Holder at that time.

In the event of the expiry of an unexercised Trans-Orient Warrant, the Resident Warrant Holder will generally realize a capital loss equal to the adjusted cost base of the Trans-Orient Warrant to the Resident Warrant Holder.

Resident Holders of Trans-Orient Options

The following portion of the summary addresses only those Trans-Orient Optionees who, for the purposes of the Tax Act, are individuals who are and have always been resident of Canada who were granted Trans-Orient Options as employees for providing employment services to Trans-Orient, and deal at arm’s length with TAG Oil and Trans-Orient. Individuals meeting all such requirements are referred to as “Resident Optionees”, and this part of the summary only addresses such Resident Optionees. The taxation of other holders of Trans-Orient Options, to the extent such holders hold their options as capital property, should be generally as described above under the heading “Resident Holder of Trans-Orient Warrants”.

A Resident Optionee who exchanges Trans-Orient Options with TAG Oil solely for TAG Oil Options pursuant to the Arrangement will not be considered to have disposed of such Trans-Orient Options for purposes of the Tax Act provided that the total value of the TAG Oil Shares the Resident Optionee is entitled to acquire under the TAG Oil Options immediately after the exchange (net of the related TAG Oil Option exercise price) does not exceed the total value of the Trans-Orient Shares the Resident Optionee was entitled to acquire under the Trans-Orient Options, immediately before the exchange (net of the related Trans-Orient Option exercise price). While this is a question of fact that can only be determined as of the Effective Date, the exchange ratios and other terms affecting Trans-Orient Optionees under the Arrangement were negotiated and structured with the intent that no Trans-Orient Optionee would receive an economic advantage or net benefit through an improvement in Trans-Orient Option rights, and management of the Parties believe this is consistent with the CRA’s assessing policy (although no ruling has been obtained or applied for in this regard). All Resident Optionees are advised to consult with their own tax advisors in this regard. Where a disposition of Trans-Orient Options to TAG Oil does arise for tax purposes on the exchange for TAG Oil Options, the Resident Optionee is, in general terms, deemed to receive a taxable employee benefit in the amount, if any, by which the value of the TAG Oil Options received under the Arrangement exceeds the amount (if any) that was paid by the Resident Optionee to acquire the Trans-Orient Options.

Resident Holders Holding and Disposing of TAG Oil Shares

In the case of a Resident Holder who is an individual (other than certain trusts), dividends received or deemed to be received on TAG Oil Shares will be included in computing the individual’s income for tax purposes, and will be subject to the gross-up and dividend tax credit rules normally applicable to dividends received from taxable Canadian corporations, including the enhanced dividend tax credit rules applicable to dividends properly designated by TAG Oil as “eligible dividends”, as defined in the Tax Act.

In the case of a Resident Holder that is a corporation, dividends received or deemed to be received on TAG Oil Shares will be included in computing the corporation’s income for tax purposes, and will generally be deductible in computing its taxable income. A Resident Holder that is a “private corporation” or a “subject corporation” (as defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax of 331/3% of the dividends received or deemed to be received on TAG Oil Shares to the extent such dividends are deductible in computing such corporation’s taxable income.

In general, a disposition or deemed disposition of TAG Oil Shares by a Resident Holder may give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of such TAG Oil Shares. The taxation of capital gains and capital losses is generally as described above under the heading “Taxation of Capital Gains and Capital Losses”.

Taxation of Capital Gains and Capital Losses

A Resident Holder will be required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by it in that year. Generally, a Resident Holder will be entitled to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses in excess of taxable capital gains for a taxation year may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act.

A capital loss realized on the disposition of a share by a Resident Holder that is a corporation may, to the extent and under the circumstances specified by the Tax Act, be reduced by the amount of dividends received or deemed to have been received by the corporation on such shares. Similar rules may apply when shares are owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders to whom these rules may be relevant should consult their own advisors.

A Resident Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be required to pay an additional 62/3% refundable tax on certain investment income, which includes taxable capital gains.

Capital gains realized by individuals and certain trusts may give rise to alternative minimum tax.

Eligibility for Investment

The TAG Oil Shares will be qualified investments under the Tax Act and the Regulations on the Effective Date for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans and registered disability savings plans, subject to the specific provisions of such plans, provided that, at that time, the TAG Oil Shares are listed on a “designated stock exchange” as defined in the Tax Act (which includes the TSXV).

Shareholders Not Resident in Canada

The following portion of the summary is applicable only to Holders (as defined above under the heading “General”) who, at all relevant times for purposes of the Tax Act, have not been and are not resident in Canada nor deemed to be resident in Canada, and do not use or hold and are not deemed to use or hold their Trans-Orient Shares in carrying on a business in Canada (a “Non-Resident Holder” or “Non-Resident Holders”).

Non-Resident Holders Participating in the Arrangement

A Non-Resident Holder who receives TAG Oil Shares upon the amalgamation of Trans-Orient and TAG Subco pursuant to the Arrangement will be considered to have disposed of their Trans-Orient Shares for proceeds of disposition equal to the Non-Resident Holder’s adjusted cost base thereof immediately before the exchange. As a result, such a Non-Resident Holder will not recognize a capital gain or capital loss in respect of the disposition. The Non-Resident Holder will also be deemed to have acquired the TAG Oil Shares on amalgamation at a cost equal to the Non-Resident Holder’s adjusted cost base of the Trans-Orient Shares immediately before the amalgamation. If the Non-Resident Holder owns any other TAG Oil Shares as capital property at the time of the amalgamation, the adjusted cost base of all TAG Oil Shares owned by the Non-Resident Holder immediately after the amalgamation will be determined in accordance with certain rules in the Tax Act by averaging the cost of the shares acquired on the amalgamation with the adjusted cost base of those other shares.

Non-Resident Holders who Dissent

A Non-Resident Holder who duly dissents to the Arrangement Resolution and whose Trans-Orient Shares are acquired by Trans-Orient for payment of fair value (a “Non-Resident Dissenter”) will be considered to have disposed of such Trans-Orient Shares for proceeds of disposition equal to the amount paid (net of any interest awarded by a court). Such a disposition could result in a deemed dividend to the Non-Resident Dissenter, to the extent the amount paid exceeds the paid up capital of the Non-Resident Dissenter’s Trans-Orient Shares, and a capital gain or capital loss. In computing the capital gain or capital loss arising from such a disposition, any such deemed dividend is not considered to be part of the proceeds of disposition of the Trans-Orient Shares. Subject to applicable international tax treaties, any such deemed dividend will generally be subject to Canadian withholding tax at a rate of 25% of the gross amount. Such rate is generally reduced under the Canada-United States Income Tax Convention, 1980 (the “U.S. Treaty”) to 15% if the beneficial owner of such dividend is a resident of the United States and entitled to the benefits of the U.S. Treaty. The rate of withholding tax is further reduced to 5% if the beneficial owner of such dividend is a United States resident company that owns at least 10% of the voting stock of Trans-Orient. Any interest awarded by a court should not be subject to withholding tax under the Tax Act.

Non-Resident Warrant Holders

The consequences under the Tax Act applicable to a Non-Resident Warrant Holder resulting from the disposition of the Trans-Orient Warrants contemplated by the Arrangement and any subsequent exercise of a TAG Oil Warrant are generally the same as those described above for Resident Warrant Holders under the heading “Resident Warrant Holders”.

Non-Resident Option Holders

The consequences under the Tax Act applicable to a Non-Resident Option Holder resulting from the exchange of the Trans-Orient Options contemplated by the Arrangement are generally the same as those described above for Resident Option Holders under the heading “Resident Option Holders”.

Non-Resident Holders Holding and Disposing of TAG Oil Shares

Subject to applicable international tax treaties, dividends paid or deemed to be paid on the TAG Oil Shares to a Non-Resident Holder will generally be subject to Canadian withholding tax at a rate of 25% of the gross amount. Such rate is generally reduced under the U.S. Treaty to 15% if the beneficial owner of such dividend is a resident of the United States and entitled to the benefits of the U.S. Treaty. The rate of withholding tax is further reduced to 5% if the beneficial owner of such dividend is a United States resident company that owns at least 10% of the voting stock of TAG Oil.

A Non-Resident Holder will generally not be subject to tax under the Tax Act in respect of a capital gain on the disposition or deemed disposition of TAG Oil Shares unless (a) the Non-Resident Holder’s TAG Oil Shares are or are deemed to be taxable Canadian property of the Non-Resident Holder; and (b) the TAG Oil Shares are not “treaty-protected property”, both as defined in the Tax Act.

Generally, TAG Oil Shares will not constitute taxable Canadian property of a Non-Resident Holder at a particular time provided that such shares are listed on a designated stock exchange for purposes of the Tax Act (which includes the TSXV), unless:

(a)

at any time during the 60-month period ending at the time of disposition of the TAG Oil Shares by such Non-Resident Holder, the Non-Resident Holder, persons not dealing at arm’s length with such Non-Resident Holder, or such Non-Resident Holder together with such persons, owned 25% or more of the issued shares of any class or series of the capital stock of TAG Oil; or

(b)	the Non-Resident Holder’s TAG Oil Shares were acquired in certain types of tax-deferred exchanges in consideration for property that was itself taxable Canadian property.

If the TAG Oil Shares are taxable Canadian property to a Non-Resident Holder, and are not treaty-protected property, the capital gain (or capital loss) realized on a disposition of such TAG Oil Shares pursuant to the Arrangement will generally be computed in the manner described above under the heading “Taxation of Capital Gains and Capital Losses”.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a limited discussion of certain of U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from the Arrangement and the acquisition, ownership and disposition of TAG Oil Shares received pursuant to the Arrangement. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the Arrangement or as a result of the acquisition, ownership and disposition of TAG Oil Shares received pursuant to the Arrangement. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax considerations applicable to such U.S. Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Moreover, this summary is not binding on the Internal Revenue Service (the “IRS”) or the U.S. courts, and no assurance can be provided that the conclusions reached in this summary will not be challenged by the IRS or will be sustained by a U.S. court if so challenged. Neither Trans-Orient nor TAG Oil has requested, and neither Trans-Orient nor TAG Oil intends to request, a ruling from the IRS or an opinion from legal counsel regarding any of the U.S. federal income tax consequences of the Arrangement. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the Arrangement and the acquisition, ownership and disposition of TAG Oil Shares received pursuant to the Arrangement.

To ensure compliance with U.S. Treasury Department Circular 230, U.S. Holders are hereby notified that: (a) any discussion of U.S. federal tax issues in this document is not intended or written to be relied upon, and cannot be relied upon by a U.S. Holder, for the purpose of avoiding penalties that may be imposed under the Internal Revenue Code; (b) this summary was written in connection with the promotion or marketing of the transactions or matters addressed in this document; and (c) each U.S. Holder should seek advice based on such U.S. Holder’s particular circumstances from an independent tax advisor.

Scope of This Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (final, temporary, and proposed), U.S. court decisions, published IRS rulings and published administrative positions of the IRS, and the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), each as applicable and in effect and available as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis and could affect the U.S. federal income tax considerations described in this summary.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is an owner of Trans-Orient Shares participating in the Arrangement or exercising dissent rights that is (a) an individual who is a citizen or resident of the U.S. for U.S. federal income tax purposes, (b) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a “Non-U.S. Holder” is an owner of Trans-Orient Shares participating in the Arrangement or exercising dissent rights that is not a U.S. Holder. This summary does not address the U.S. federal income tax considerations applicable to Non-U.S. Holders arising from the Arrangement. Accordingly, a Non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the Arrangement.

Transactions Not Addressed

This summary does not address the U.S. federal income tax consequences of transactions effected prior or subsequent to, or concurrently with, the Arrangement (whether or not any such transactions are undertaken in connection with the Arrangement), including, without limitation, the following:

  any conversion into Trans-Orient Shares of any Trans-Orient notes, debentures or other debt instruments;

  any vesting, conversion, assumption, disposition, exercise, exchange, or other transaction involving any rights to acquire Trans-Orient Shares, including Trans-Orient Options and Trans-Orient Warrants; and

  any transaction, other than the Arrangement, in which Trans-Orient Shares or TAG Oil Shares are acquired.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations of the Arrangement to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies or that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (c) U.S. Holders that have a “functional currency” other than the U.S. dollar; (d) U.S. Holders that own Trans-Orient Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (e) U.S. Holders that acquired Trans-Orient Shares (or after the Arrangement, TAG Oil Shares) in connection with the exercise of employee stock options or otherwise as compensation for services; (f) U.S. Holders that hold Trans-Orient Shares (or after the Arrangement, TAG Oil Shares) other than as a capital asset within the meaning of Section 1221 of the Code; (g) U.S. Holders who are U.S. expatriates or former long-term residents of the United States; and (h) U.S. Holders that own, or will own after the Effective Time, directly, indirectly, or by attribution, 5% or more, by voting power or value, of the outstanding Trans-Orient Shares or TAG Oil Shares. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the Arrangement.

If an entity that is classified as partnership (or “pass-through” entity) for U.S. federal income tax purposes holds Trans-Orient Shares, the U.S. federal income tax consequences to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) of participating in the Arrangement and owning TAG Oil Shares generally will depend on the activities of the partnership (or “pass-through” entity) and the status of such partners (or owners). Partners of entities that are classified as partnerships (and owners of “pass-

through” entities) for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the Arrangement.

Other Tax Consequences Not Addressed

This summary does not address the state, local, U.S. federal alternative minimum tax, estate and gift, or foreign tax consequences to U.S. Holders of the Arrangement. Each U.S. Holder should consult its own tax advisor regarding the state, local, U.S. federal alternative minimum tax, estate and gift, and foreign tax consequences of the Arrangement.

Certain U.S. Federal Income Tax Consequences of the Arrangement

Characterization of the Arrangement

The exchange by U.S. Holders of Trans-Orient Shares for TAG Oil Shares pursuant to the Arrangement should qualify as a tax-deferred “reorganization” within the meaning of Section 368(a)(1) of the Code (a “Reorganization”). Neither Trans-Orient nor TAG Oil has sought or obtained either a ruling from the IRS or an opinion of counsel regarding any of the tax consequences of the Arrangement. Accordingly, there can be no assurance that the IRS will not challenge the status of the Arrangement as a Reorganization or that the U.S. courts will uphold the status of the Arrangement as a Reorganization in the event of an IRS challenge. The tax consequences of the Arrangement qualifying as a Reorganization or as a taxable transaction are discussed below. U.S. Holders should consult their own U.S. tax advisors regarding the proper tax reporting of an exchange of Trans-Orient Shares for TAG Oil Shares pursuant to the Arrangement.

Tax Consequences If Trans-Orient Classified as a PFIC

A U.S. Holder of Trans-Orient Shares would be subject to special, adverse tax rules in respect of the Arrangement if Trans-Orient was classified as a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”) for any tax year during which such U.S. Holder holds or held Trans-Orient Shares.

A non-U.S. corporation is classified as a PFIC for each tax year in which (i) 75% or more of its income is passive income (as defined for U.S. federal income tax purposes) or (ii) on average for such tax year, 50% or more (by value) of its assets either produce or are held for the production of passive income. For purposes of the PFIC provisions, “gross income” generally means sales revenues less cost of goods sold, and “passive income” generally includes dividends, interest, royalties, rents, and gains from commodities or securities transactions, including certain transactions involving oil and gas. In determining whether or not it is classified as a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest.

Trans-Orient believes that there is a significant likelihood that it qualified as a PFIC during one or more prior tax years, and based on current business plans and financial projections, believes there is a significant likelihood that it will be a PFIC during its current tax year which includes the Effective Date. PFIC classification is factual in nature, and generally cannot be determined until the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurances regarding the PFIC status of Trans-Orient during the current tax which includes the Effective Date or any prior tax year.

Under proposed U.S. Treasury Regulations, absent application of the “PFIC-for-PFIC Exception” discussed below, if Trans-Orient is classified as a PFIC for any tax year during which a U.S. Holder holds Trans-Orient Shares, special rules may increase such U.S. Holder’s U.S. federal income tax liability with respect to the Arrangement. Under the default PFIC rules:

  the Arrangement may be treated as a taxable exchange even if such transaction qualifies as a Reorganization as discussed below;

  any gain on the sale, exchange or other disposition of Trans-Orient Shares and any “excess distribution” (defined as an annual distribution that is more than 25% in excess of the average annual distribution over the past three years) will be allocated rateably over such U.S. Holder’s holding period;

  the amount allocated to the current tax year and any year prior to the first year in which Trans-Orient was classified as a PFIC will be taxed as ordinary income in the current year;

  the amount allocated to each of the other tax years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and

  an interest charge for a deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of the other tax years, which interest charge is not deductible by non-corporate U.S. Holders.

A U.S. Holder that has made a “mark-to-market” election under Section 1296 of the Code or a timely and effective election to treat Trans-Orient as a “qualified electing fund” under Section 1295 of the Code (a “QEF Election”) generally mitigate or avoid the PFIC consequences described above with respect to the Arrangement.

Upon written request from a U.S. Holder, Trans-Orient intends to make available to such U.S. Holder information as to Trans-Orient’s status as a PFIC for the tax year ended July 31, 2009 and its current tax year that includes the Effective Date, and will use commercially reasonable efforts to provide to such U.S. Holder of Trans-Orient Shares all information for the tax year ended July 31, 2009 and its current tax year, that a U.S. Holder making a QEF Election with respect to Trans-Orient is required to obtain for U.S. federal income tax purposes. U.S. Holders are urged to consult with their own tax advisors regarding the potential application of the PFIC rules or any mark-to-market or QEF Election.

Notwithstanding the foregoing, if (i) the Arrangement qualifies as a Reorganization, (ii) Trans-Orient was classified as a PFIC for any tax year during which a U.S. Holder holds or held Trans-Orient Shares, and (iii) TAG Oil also qualifies as a PFIC for the tax year that includes the day after the Effective Date of the Arrangement, then proposed Treasury Regulations generally provide for Reorganization treatment to apply to such U.S. Holder’s exchange of Trans-Orient Shares for TAG Oil Shares pursuant to the Arrangement (for a discussion of the general nonrecognition treatment of a Reorganization, see discussion below under the heading “Tax Consequences if the Arrangement Qualifies as a Reorganization”). For purposes of this summary, this exception will be referred to as the “PFIC-for-PFIC Exception.” In addition, in order to qualify for the PFIC-for-PFIC Exception, proposed Treasury Regulations require a U.S. Holder to report certain information to the IRS on Form 8621 together with such U.S. Holder’s U.S. federal income tax return for the tax year in which the Arrangement occurs.

Based on current business plans and financial projections, TAG Oil does not expect to be classified as a PFIC for the tax year that includes the day after the Effective Date of the Arrangement. Accordingly, it is anticipated that the PFIC-for-PFIC Exception will not be available to U.S. Holders with respect to the Arrangement. PFIC classification is factual in nature, and generally cannot be determined until the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurances regarding the PFIC status of TAG Oil during the tax year which includes the day after the Effective Date of the Arrangement.

Each U.S. Holder should consult its own tax advisor regarding the potential application of the PFIC rules to the exchange of Trans-Orient Shares for TAG Oil Shares pursuant to the Arrangement, and the information reporting responsibilities under the proposed Treasury Regulations in connection with the Arrangement.

In addition, the proposed U.S. Treasury Regulations discussed above were proposed in 1992 and have not been adopted in final form. It is uncertain whether the IRS would consider the proposed U.S. Treasury Regulations to be effective for purposes of determining the U.S. federal income tax treatment of the Arrangement. If gain is not recognized under the proposed U.S. Treasury Regulations, a U.S. Holder’s holding period for the TAG Oil Shares for purposes of applying the PFIC rules presumably would include the period during which the U.S. Holder held its Trans-Orient Shares. Consequently a subsequent disposition of the TAG Oil Shares presumably would be taxable under the default PFIC rules described below. U.S. Holders should consult their own tax advisors regarding whether the proposed U.S. Treasury Regulations under Section 1291 would apply if the Arrangement qualifies as a Reorganization.

Tax Consequences if the Arrangement Qualifies as a Reorganization

If the Arrangement qualifies as a Reorganization and the PFIC rules discussed above do not apply, then the following U.S. federal income tax consequences will result for U.S. Holders:

(a)	no gain or loss will be recognized by a U.S. Holder on the exchange of Trans-Orient Shares for TAG Oil Shares pursuant to the Arrangement;

(b)

the tax basis of a U.S. Holder in the TAG Oil Shares acquired in exchange for Trans-Orient Shares pursuant to the Arrangement will be equal to such U.S. Holder’s tax basis in Trans-Orient Shares exchanged;

(c)

the holding period of a U.S. Holder for the TAG Oil Shares acquired in exchange for Trans-Orient Shares pursuant to the Arrangement will include such U.S. Holder’s holding period for Trans- Orient Shares; and

(d)

U.S. Holders who exchange Trans-Orient Shares for TAG Oil Shares pursuant to the Arrangement generally will be required to report certain information to the IRS on their U.S. federal income tax returns for the tax year in which the Arrangement occurs, and to retain certain records related to the Arrangement.

The IRS could challenge a U.S. Holder’s treatment of the Arrangement as a Reorganization. If this treatment were successfully challenged, then the Arrangement would be treated as a taxable transaction, with the consequences discussed immediately below (including the recognition of any realized gain).

Treatment of the Arrangement as a Taxable Transaction

If the Arrangement does not qualify as a Reorganization for U.S. federal income tax purposes, subject to the PFIC rules discussed above, then the following U.S. federal income tax consequences will result for U.S. Holders:

(a)

a U.S. Holder will recognize gain or loss in an amount equal to the difference, if any, between (i) the fair market value (expressed in U.S. dollars) of the TAG Oil Shares received in exchange for Trans-Orient Shares pursuant to the Arrangement and (ii) the adjusted tax basis (expressed in U.S. dollars) of such U.S. Holder in Trans-Orient Shares exchanged;

(b)

the tax basis of a U.S. Holder in the TAG Oil Shares received in exchange for Trans-Orient Shares pursuant to the Arrangement would be equal to the fair market value of such TAG Oil Shares on the date of receipt; and

(c)	the holding period of a U.S. Holder for the TAG Oil Shares received in exchange for Trans-Orient Shares pursuant to the Arrangement will begin on the day after the date of receipt.

If Trans-Orient is not classified as a PFIC for any tax year in which a U.S. Holder held Trans-Orient Shares, any gain or loss described in clause (a) immediately above generally would be capital gain or loss, which will be long-term capital gain or loss if such Trans-Orient Shares are held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code.

U.S. Holders Exercising Dissent Rights

A U.S. Holder that exercises dissent rights in the Arrangement and is paid cash in exchange for all of such U.S. Holder’s Trans-Orient Shares generally will recognize gain or loss in an amount equal to the difference, if any, between (a) the amount of cash received by such U.S. Holder in exchange for Trans-Orient Shares (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (b) the tax basis of such U.S. Holder in such Trans-Orient Shares surrendered.

Subject to the PFIC rules discussed in this summary, such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if such Trans-Orient Shares are held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. Deductions for capital losses are subject to complex limitations under the Code.

Ownership of TAG Oil Shares

Distributions With Respect to TAG Oil Shares

Subject to the PFIC rules, a U.S. Holder that receives a distribution (including a constructive distribution, but excluding certain pro rata distributions of stock described in Section 305 of the Code) with respect to the TAG Oil Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of TAG Oil, as determined under U.S. federal income tax rules. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of TAG Oil, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the TAG Oil Shares, and (b) thereafter, as gain from the sale or exchange of such Shares. (See more detailed discussion below under the heading “Disposition of TAG Oil Shares”). However, TAG Oil may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder therefore may have to assume that any distribution by TAG Oil with respect to TAG Oil Shares will constitute ordinary dividend income. Dividends paid on the TAG Oil Shares generally will not be eligible for the “dividends received deduction” generally available to U.S. corporate shareholders receiving dividends from U.S. corporations.

For tax years beginning before January 1, 2011, a dividend paid by TAG Oil generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) TAG Oil is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) certain holding period requirements are met. TAG Oil generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) TAG Oil is eligible for the benefits of the Canada-U.S. Tax Convention, or (b) the Trans-Orient Shares are readily tradable on an established securities market in the U.S. However, even if TAG Oil satisfies one or more of such requirements, TAG Oil will not be treated as a QFC if TAG Oil is a PFIC for the tax year during which TAG Oil pays a dividend or for the preceding tax year. (See more detailed discussion below under the heading “Passive Foreign Investment Company Status of TAG Oil”).

If TAG Oil is not a PFIC, but a U.S. Holder otherwise fails to qualify for the preferential tax rate discussed in the preceding paragraph, a dividend paid by TAG Oil to a U.S. Holder generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the dividend rules.

Dispositions of TAG Oil Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of TAG Oil Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the TAG Oil Shares sold or otherwise disposed of. Subject to the PFIC rules, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the TAG Oil Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Status of TAG Oil

If TAG Oil is or becomes a PFIC, the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership and disposition of TAG Oil Shares received pursuant to the Arrangement. Special, and generally unfavorable, rules are applicable to U.S. Holders owning shares in a PFIC. Based on current business plans, current operations and financial projections, TAG Oil does not expect to be classified as a PFIC for its current taxable year or in the foreseeable future. However, the determination of whether or not TAG Oil is a PFIC is made on an annual basis and is based on the types of income TAG Oil earns and the types and value of the TAG Oil’s assets from time to time, all of which are subject to change. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Furthermore, whether TAG Oil will be a PFIC for the current taxable year and each subsequent taxable year depends on its assets and income over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Information Circular. Accordingly, there can be no assurance that the IRS will not challenge the determination made by TAG Oil concerning its PFIC status or that TAG Oil will not be, a PFIC for any taxable year.

Other Considerations

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the Arrangement or in connection with the ownership or disposition of TAG Oil Shares may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the TAG Oil Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

The amount of any distribution or proceeds paid in Canadian dollars to a U.S. Holder in connection with the ownership of TAG Oil Shares, or on the sale, exchange or other taxable disposition of TAG Oil Shares, or any Canadian dollars received as a result of Shareholders exercising dissent rights under the Arrangement, generally will be equal to the U.S. dollar value of such Canadian dollars based on the exchange rate applicable on the date of receipt (regardless of whether such Canadian dollars are converted into U.S. dollars at that time). A U.S. Holder that receives Canadian dollars and converts such Canadian dollars into U.S. dollars at a conversion rate other than the rate in effect on the date of receipt may have a foreign currency exchange gain or loss, which generally would be treated as U.S. source ordinary income or loss for foreign tax credit purposes.

Taxable dividends with respect to TAG Oil Shares that are paid in Canadian dollars will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the dividend, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.

Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Information Reporting; Backup Withholding Tax

Payments of cash made to U.S. Holders relating to the exercise of dissent rights under the Arrangement, and payments of cash or property made to U.S. Holders relating to dividends on, or proceeds arising from the sale or other taxable disposition of TAG Oil Shares, generally will be subject to U.S. federal information reporting and may be subject to backup withholding tax, currently at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9); or (b) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup-withholding tax. However, U.S. Holders that are corporations generally are excluded from these information-reporting and backup-withholding tax rules. Backup withholding is not an additional U.S. federal income tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded to the extent it exceeds such liability, if such U.S. Holder furnishes required information to the IRS. A U.S. Holder that does not provide a correct U.S. taxpayer identification number may be subject to penalties imposed by the IRS. Each U.S. Holder should consult its own U.S. tax advisor regarding the information reporting and backup withholding tax rules.

SECURITIES LAWS CONSIDERATIONS

Canadian Securities Laws

The issuance under the Arrangement of TAG Oil Shares to Shareholders will constitute a distribution of shares by TAG Oil which will be exempt from the registration and prospectus requirements of the securities legislation in all Provinces and Territories of Canada in which Registered Shareholders are resident.

TAG Oil Shares received pursuant to the Arrangement by holders of Trans-Orient Shares who are resident in Canada, may be freely sold pursuant to the securities laws of Canada provided that: (a) any person, company or combination of persons or companies holding a sufficient number of TAG Oil Shares to affect materially the control of TAG Oil will be restricted in reselling such shares pursuant to applicable securities laws; (b) TAG Oil has been a reporting issuer in a jurisdiction of Canada for the four months immediately preceding the trade; (c) no unusual effort is made to prepare the market or to create a demand for the TAG Oil Shares; (d) no extraordinary commission or other consideration is paid to a person or company in respect of the trade; and (e) if the selling shareholder is an insider or officer of TAG Oil, as the case may be, the selling shareholder has no reasonable grounds to believe that TAG Oil is in default of securities legislation.

To the extent that a Shareholder resides in a non-Canadian jurisdiction, the TAG Oil Shares received by such Shareholders may be subject to certain additional trading restrictions under applicable securities laws. All such Shareholders residing outside Canada and the United Stares are advised to consult their own legal advisors regarding such resale restrictions.

U.S. Securities Laws

The TAG Oil Securities to be issued to the Trans-Orient Securityholders pursuant to the Arrangement will not be registered under the 1933 Act or the securities laws of any state of the United States. Such securities will be issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the 1933 Act and exemptions provided under the securities laws of each applicable state of the United States. Section 3(a)(10) of the 1933 Act exempts from registration under the 1933 Act securities issued in exchange for one or more outstanding securities where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have notice of the hearing and the right to appear. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered and the Court will be advised that TAG Oil will rely on the Section 3(a)(10) exemption based on the Court’s approval, if obtained.

The TAG Oil Shares and TAG Oil Warrants received pursuant to the Arrangement may be resold without restriction under the 1933 Act by persons who are not “affiliates” of TAG Oil after the Effective Date or within 90 days before the Effective Date. An “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with such issuer, whether through the ownership of voting securities, by contract, or otherwise. Usually, persons who are directors, executive officers and major shareholders of an issuer are considered to be its affiliates. Trans-Orient Warrantholders and Shareholders who are affiliates of TAG Oil after the Effective Date or within 90 days before the Effective Date will be subject to restrictions under the 1933 Act on the resale of TAG Oil Warrants and TAG Oil Shares received by them in the Arrangement. However, such affiliates may be eligible to resell such TAG Oil Warrants and TAG Oil Shares without registration under the 1933 Act either (a) outside the United States pursuant to and in accordance with Regulation S under the 1933 Act or (b) in a transaction exempt from such registration requirements.

The TAG Oil Shares issuable upon exercise of the TAG Oil Options issued pursuant to the Arrangement and Trans-Orient Warrants as adjusted in accordance with the Arrangement Agreement have not been registered under the 1933 Act or under applicable state securities laws. As a result, such TAG Oil Options and Trans-Orient Warrants may not be exercised by or on behalf of a person in the United States or a “U.S. person”, as such term is defined in Regulation S under the 1933 Act, and any TAG Oil Shares issued upon exercise may not be offered or resold in the United States, unless such TAG Oil Shares have been registered under the 1933 Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available.

This solicitation of proxies is not subject to the requirements of Section 14(a) of the 1934 Act; accordingly this Information Circular has been prepared in accordance with the disclosure requirements of Canadian law. Such requirements are different than those of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act. The financial information of TAG Oil and Trans-Orient and the pro-forma financial information of TAG Oil included or incorporated by reference herein have been prepared in accordance with Canadian GAAP, are subject to Canadian auditing and auditor-independence standards, and may not be comparable in all respects to financial statements of United States companies. Trans-Orient is not currently subject to the reporting requirements in the 1934 Act.

THE TAG OIL SECURITIES TO BE ISSUED IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES, NOR HAS THE SEC OR SECURITIES REGULATORY AUTHORITY OF ANY STATE IN THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The foregoing discussion is only a general overview of certain requirements of United States federal securities laws applicable to the TAG Oil Securities received upon completion of the Arrangement. Holders of TAG Oil Securities may be subject to additional restrictions, including, but not limited to, restrictions under written contracts, agreements or instruments to which they are parties or are otherwise subject, and restrictions under applicable United States state securities laws. All holders of TAG Oil Securities are urged to consult with counsel to ensure that the resale of TAG Oil Securities complies with applicable securities legislation.

DISSENTING SHAREHOLDERS’ RIGHTS

As indicated in the Notice of the Meeting, and as provided in the Plan of Arrangement, any holder of Trans-Orient Shares is entitled to be paid the fair value of such shares in accordance with the Dissent Right in the Plan of Arrangement and the provisions of Sections 237-247 of the BCA if the Shareholder duly dissents to the Arrangement Resolution and the Arrangement becomes effective. A holder of Trans-Orient Shares who dissents to the Arrangement Resolution and is paid the fair value of such Trans-Orient Shares will not be entitled to receive any TAG Oil Shares. The fair value of such Shareholder’s Trans-Orient Shares is their fair value immediately before the adoption of the Arrangement Resolution, excluding any appreciation or depreciation in anticipation of the Arrangement unless exclusion would be inequitable. The payment for such fair value of the Trans-Orient Shares shall be made by Trans-Orient or, if Trans-Orient does not have the funds available to make such payment, then by TAG Oil, as the case may be.

Shareholders registered as such on the Record Date for the Meeting may exercise rights of dissent pursuant to and in the manner set forth in Sections 237-247 of the BCA (as abstract of which is attached at Appendix H), the Plan of Arrangement and the Interim Order, provided that a Dissent Notice duly executed by such Shareholder is received by Trans-Orient at its corporate offices located at Suite 2901, 1050 Burrard Street, Vancouver, British Columbia, V6Z 2S3, two days in advance of the date of the Meeting. Dissenting Shareholders are ultimately entitled to be paid fair value for their Dissenting Shares and shall be deemed to have transferred their Dissenting Shares to Trans-Orient for cancellation immediately on the Effective Date and in no case shall Trans-Orient be required to recognize such persons as holding Trans-Orient Shares after the Effective Date.

A vote against the Arrangement Resolution, an abstention from voting in respect of the Arrangement Resolution, or the execution or exercise of a Proxy to vote against the Arrangement Resolution does not constitute a Dissent Notice, but a Shareholder need not vote against the Arrangement Resolution in order to dissent. However, a Shareholder who consents to or votes in favour of the Arrangement Resolution, other than as a proxy for a Shareholder whose Proxy required an affirmative vote, will cease to be entitled to exercise any Dissent Rights.

Shareholders who do not duly exercise their Dissent Right are not entitled to be paid fair value for their Dissenting Shares, and shall be deemed to have participated in the Arrangement on the same basis as a Shareholder who is not a Dissenting Shareholder and shall receive TAG Oil Shares on the same basis as every other Shareholder.

Pursuant to the terms of the Arrangement Agreement, the obligation of TAG Oil to complete the Arrangement is subject to Trans-Orient not having received Dissent Notices in respect of more than 5% of the number of Trans-Orient Shares which are issued as at the Effective Date, which requirement may be waived by TAG Oil at its discretion. Should TAG Oil and Trans-Orient not complete the Arrangement, whether as a result of the failure of the Shareholders to approve the Arrangement Resolution or Trans-Orient receiving Dissent Notices in excess of 5% of the number of Trans-Orient Shares which are issued as at the Effective Date or for any other reason, Dissenting Shareholders will not be entitled to receive fair value for their Trans-Orient Shares and will continue to be Trans-Orient Shareholders.

Prior to the Effective Date of the Arrangement, Trans-Orient will send a notice of intention to act to each Dissenting Shareholder stating that the Arrangement Resolution has been passed and informing the Dissenting Shareholder of their intention to act on such Arrangement Resolution. A notice of intention need not be sent to any Shareholder who voted in favour of the Arrangement Resolution or who has withdrawn his Dissent Notice. Within one month of the date of the notice given by Trans-Orient of its intention to act, the Dissenting Shareholder is required to send written notice to Trans-Orient that he requires Trans-Orient to purchase all of his Trans-Orient Shares and at the same time to deliver certificates representing those Trans-Orient Shares to Trans-Orient. Additionally, if the dissent is being exercised by a Shareholder on behalf of a Beneficial Shareholder who is not the Dissenting Shareholder, the notice to Trans-Orient must include a written statement signed by the beneficial owner, confirming whether or not the beneficial owner is the beneficial owner of other Trans-Orient Shares and if so, the names of the registered owners of such Trans-Orient Shares, the number of those other Trans-Orient Shares and that dissent is being exercised in respect of all of such Trans-Orient Shares. Upon such delivery, a Dissenting Shareholder is deemed to have sold to Trans-Orient and Trans-Orient is deemed to have purchased the Trans-Orient Shares subject to the demand for payment equal to their fair value immediately before the Arrangement Resolution was passed by the Shareholders, excluding any appreciation or depreciation in anticipation of the Arrangement unless exclusion would be inequitable. Every Dissenting Shareholder who has delivered a demand for payment must be paid the same price as the other Dissenting Shareholders.

A Dissenting Shareholder who has sent a demand for payment under Section 244(1) of the BCA, or Trans-Orient, may apply to the Court which may: (a) set the payout value, or order that the payout be established by arbitration or by reference to the registrar, or a referee, of the last; (b) join in the application of any other Dissenting Shareholder who has delivered a demand for payment under Section 244(1) of the BCA; and (c) make consequential orders and give such directions as it considers appropriate. No Dissenting Shareholder who has delivered a demand for payment may vote or exercise or assert any rights of a Shareholder in respect of the Trans-Orient Shares for which a demand for payment has been given, other than the rights to receive payment for those Trans-Orient Shares. No Dissenting Shareholder may withdraw his demand for payment unless Trans-Orient consents.

Strict adherence to the procedures set forth above and in Sections 237-247 of the BCA is required and failure to do so may result in the loss of all Dissent Rights. Accordingly, each Shareholder who might desire to exercise Dissent Rights should carefully consider and fully comply with the provisions of Sections 237-47 of the BCA and the Interim Order and consult his or her legal advisor.

In addition to Dissent Rights, under the BCA, a Registered Shareholder or a non-Registered Shareholder has the right to apply to Court on the grounds that some act of Trans-Orient has been done, or is threatened, or that some resolution of the Shareholders has been passed or is proposed that is unfair or prejudicial to one or more of the Shareholders, including the applicant. On such an application, the Court may make such order as it sees appropriate including an order to prohibit any act proposed by Trans-Orient or to cancel or vary any transaction or resolution.

Address for Dissent Notices

All Dissent Notices to Trans-Orient, in accordance with the provisions of the Plan of Arrangement, should be addressed to Trans-Orient and delivered to Trans-Orient’s corporate offices at Suite 2901, 1050 Burrard Street, Vancouver, British Columbia, V6Z 2S3.

Strict Compliance with Dissent Provisions Required

The foregoing summary does not purport to be a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of such shareholder’s Trans-Orient Shares, and is qualified in its entirety by reference to the Interim Order and Sections 237-247 of the BCA, the full texts of which are attached to this Information Circular as Appendix F and Appendix H, respectively, and the Plan of Arrangement, which is attached to the Information Circular as Appendix B. The Dissent Rights in the Plan of Arrangement and the provisions of Sections 237-247 of the BCA require strict adherence to the procedures established therein and failure to do so may result in the loss of Dissent Rights. Accordingly, each Shareholder who might desire to exercise Dissent Rights should carefully consider and comply with the provisions of those sections and should consult a legal advisor.

RISK FACTORS OF THE ARRANGEMENT

Shareholders should carefully consider the following risk factors relating to the Arrangement before deciding to vote or instruct their vote to be cast in favour of the Arrangement Resolution. In addition to the risk factors relating to the Arrangement set out below, Shareholders should also carefully consider the risk factors applicable to TAG Oil set out in Appendix C and the risk factors applicable to Trans-Orient set out in Appendix E to this Information Circular. Additional risks and uncertainties, including those currently unknown or considered immaterial by Trans-Orient, may also adversely affect the business of TAG Oil following completion of the Arrangement. All of the risk factors described below to this Information Circular should be considered by Shareholders in conjunction with the other information included in this Information Circular, including the appendices hereto.

Risks Related to the Completion of the Arrangement

Each of Trans-Orient and TAG Oil has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty, nor can Trans-Orient provide any assurance, that the Arrangement Agreement will not be terminated by either Trans-Orient or TAG Oil and TAG Subco before the completion of the Arrangement. In addition, the completion of the Arrangement is subject to a number of conditions precedent, certain of which are outside the control of Trans-Orient or TAG Oil, including Trans-Orient Shareholders approving the Arrangement. There is no certainty, nor can Trans-Orient provide any assurance, that these conditions will be satisfied. If for any reason the Arrangement is not completed, the market price of Trans-Orient Shares may be adversely affected. In addition, in certain circumstances Trans-Orient may have to pay a termination fee to TAG Oil in the amount of $100,000. Moreover, if the Arrangement Agreement is terminated, there is no assurance that the Trans-Orient Board will be able to find a party willing to pay equivalent consideration or a more attractive price for Trans-Orient Shares than the consideration being offered pursuant to the terms of the Arrangement Agreement.

Risks Associated with Fixed Share Exchange Ratio

Pursuant to the provisions of the Plan of Arrangement, Trans-Orient Shares will be exchanged for TAG Oil Shares on the basis of 2.8 Trans-Orient Shares for one TAG Oil Share. This Share Exchange Ratio is fixed and will not increase or decrease due to fluctuations in the market price of the Trans-Orient Shares or TAG Oil Shares. The market value of the consideration that Shareholders will receive pursuant to the Arrangement will depend on the market price of the TAG Oil Shares on the Effective Date. If the market price of the TAG Oil Shares increases or decreases, the market value of the TAG Oil Shares that Shareholders receive will correspondingly increase or decrease. The number of TAG Oil Shares being issued in connection with the Arrangement will not change despite decreases or increases in the market price of Trans-Orient Shares or TAG Oil Shares. Many of the factors that affect the market price of the Trans-Orient Shares or TAG Oil Shares are beyond the control of Trans-Orient and TAG Oil. These factors include fluctuations in the price of oil and natural gas, changes in the regulatory environment, adverse political developments, prevailing conditions in the capital markets, interest rate and exchange rate fluctuations.

Risks Related to Income Taxation

The Arrangement may give rise to adverse tax consequences to Trans-Orient Securityholders. Each of the Trans-Orient Securityholders is urged to consult his or her own tax advisor.

INFORMATION CONCERNING TAG OIL
FOLLOWING COMPLETION OF THE ARRANGEMENT

All information relating to TAG Oil, including the business and operations of TAG Oil following completion of the Arrangement, is based on information made available by TAG Oil. Trans-Orient does not assume any responsibility for the accuracy or completeness of such information.

General

On completion of the Arrangement, TAG Oil will continue to be a corporation governed by the laws of British Columbia. After the Effective Date, TAG Oil will own all of the issued and outstanding Trans-Orient Shares and Trans-Orient will be a direct, wholly-owned subsidiary of TAG Oil as a result of an Amalgamation with TAG Subco. In addition, the TAG Oil Board will be reconstituted such that the majority of the board will be comprised of former directors of Trans-Orient. TAG Oil will otherwise continue its business and operations as conducted prior to the Effective Date.

The business and operations of Trans-Orient will be managed and operated as a subsidiary of TAG Oil. The property, liabilities and obligations of Trans-Orient will effectively become the property, liabilities and obligations of TAG Oil. The head office of TAG Oil will continue to be at Suite 2901, 1050 Burrard Street, Vancouver, British Columbia, V6Z 2S3. Its registered office will continue to be at Suite 2600, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1L3.

Intercorporate Relationships

Upon completion of the Arrangement, TAG Oil’s direct wholly-owned Subsidiaries will be TAG Oil (NZ) Limited, incorporated under the laws of New Zealand, TAG Oil (Canterbury) Limited, incorporated under the laws of New Zealand, Cheal Petroleum Limited incorporated under the laws of New Zealand and Trans-Orient Petroleum Ltd., amalgamated under the laws of British Columbia.

General Development of the Business

See Appendix C to this Information Circular for a description of the history of TAG Oil’s business and operations, including a summary of TAG Oil’s estimated oil and natural gas reserves, and a description of significant events that have taken place in TAG Oil’s business since the end of its most recently completed financial year.

The Arrangement will create an international production and exploration vehicle geared towards immediate production growth and exploration opportunities in New Zealand. The combined companies resulting from the Arrangement will have no debt, $12.5 million in working capital, cash flow from the developing Cheal light-oil discovery and a lower-risk prospect inventory defined by 3D seismic in the Taranaki Basin discovery fairway. This is in addition to the exploration opportunities targeting widespread fractured oil shale source-rock formations in the East Coast Basin. Also, this transaction will result in a reduction of general and administrative expenses and regulatory costs.

The Cheal Acquisition will bring to the transaction a 100% interest in the Cheal asset (PMP 38156-S and PEP 38738-01) located in the Taranaki Basin of New Zealand, containing the Cheal oil discovery, production facilities and the surrounding exploration acreage. The relatively shallow Cheal oil pool has cumulative production of more than 500,000 barrels of oil to date, with remaining proven and probable reserves of approximately 530,000 barrels of oil equivalent (“BOE”), as at March 31, 2009, and is currently producing at average rates of 325-380 barrels of oil per day. BOE’s may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 mcf:1 BOE is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Potential exists to increase production in the near term through optimization of the existing six Cheal wells and further development drilling in and near the Cheal pool. Also, numerous prospects for step-out drilling in the lightly explored 20,000-acre’s covered by the Cheal exploration area and PEP 38738-01 provide a number of lower-risk exploration drilling opportunities to grow near-term production. TAG Oil also brings to the transaction a strong financial position with projected net cash flow from the Cheal Acquisition of $6.5 million over the next 12 months, based on existing production. TAG Oil has no debt and $7 million in working capital.

Trans-Orient brings to the transaction an under-explored frontier acreage position located in the onshore East Coast Basin of New Zealand. Trans-Orient’s 2.2 million-acre exploration permits encompass a portfolio of high-impact conventional prospects such as Waitangi Hill and unconventional opportunities such as Boar Hill leveraging new fracturing technology to target fractured oil shale source-rock formations that have many similarities to developments such as the Bakken Shale in Canada and the United States. Trans-Orient also brings $5.5 million in working capital.

Selected Pro Forma Consolidated Financial Information

The following selected unaudited pro forma consolidated financial information for TAG Oil is based on the assumptions described in the respective notes to the TAG Oil unaudited pro forma condensed consolidated statements of operations and balance sheet as at June 30, 2009 included at Appendix I in this Information Circular. The unaudited pro forma consolidated balance sheet has been prepared based on the assumption that, among other things, the Arrangement had occurred on April 1, 2008. The unaudited pro forma consolidated statements of operations have been prepared based on the assumption that, among other things, the Arrangement had occurred on April 1, 2008. The unaudited pro forma condensed consolidated financial statements are not necessarily indicative of TAG Oil’s or Trans-Orient’s consolidated financial position and results from operations if the events reflected therein were in effect for the periods presented, nor do they purport to project TAG Oil’s consolidated financial position or results from operations for any future period.

The unaudited pro forma consolidated financial statements are based on certain assumptions and adjustments. The selected unaudited pro forma consolidated financial information given below should be read in conjunction with the description of the Arrangement contained in this Information Circular, the unaudited pro forma condensed consolidated financial statements contained in this Information Circular, the audited and unaudited consolidated financial statements of TAG Oil incorporated by reference in this Information Circular and the audited and unaudited consolidated financial statements of Trans-Orient filed on SEDAR.

The following tables represent selected unaudited pro forma consolidated financial information for TAG Oil derived from the TAG Oil unaudited pro forma condensed consolidated statements of operations and balance sheet as at June 30, 2009 included at Appendix I in this Information Circular.

Three Months
Ended June 30
2009
Balance Sheet Data
Cash and Cash Equivalents	10,903,492
Working Capital	11,155,090
Total Assets	22,280,868
Total Liabilities	3,273,700
Total Shareholders’ Equity	20,427,097

	Three Months	Years Ended
	Ended June 30	March 31
	2009	2009
Operating Data
Revenues	1,425,619	12,663,297
Expenses	(1,828,237)	(32,487,470)
Other Items	-	-
Loss from Operations	(402,618)	(19,824,173)
Loss per Share	(0.01)	(0.66)

Share Capital

Based on the number of issued and outstanding TAG Oil Shares as at October 30, 2009, being 16,809,722 TAG Oil Shares and the number of issued and outstanding Trans-Orient Shares as at October 30, 2009, being 36,595,225, TAG Oil will have approximately 29,879,445 issued and outstanding TAG Oil Shares on completion of the Arrangement, including the approximately 13,069,723 TAG Oil Shares to be issued to Trans-Orient Shareholders pursuant to the Plan of Arrangement. Based on the number of Trans-Orient Options and Trans-Orient Warrants issued and outstanding as at October 30, 2009, being 1,945,000 and 200,000, respectively, a further 766,071 TAG Oil Shares will be reserved for issuance on exercise of the TAG Oil Options and TAG Oil Warrants following completion of the Arrangement.

Fully Diluted Share Capital

The following sets out an estimate of the fully diluted share capital of TAG Oil after giving effect to the Transaction:

Description	Number of Securities	Percentage of Total
TAG Oil Shares presently issued and outstanding	16,809,722	52.92%
TAG Oil Shares presently reserved for issuance pursuant to outstanding TAG Oil stock options	1,122,000	3.53%
TAG Oil Shares presently reserved for issuance pursuant to outstanding share purchase warrants	Nil	Nil
TAG Oil Shares issued to Trans-Orient Shareholders pursuant to the Arrangement	13,069,723	41.14%
TAG Oil Shares reserved for issuance pursuant to TAG Oil Options and TAG Oil Warrants issued to holders of Trans-Orient Options and Trans-Orient Warrants under the Arrangement	766,071	2.41%
TOTAL	31,767,516	100%

Principal Holders of TAG Oil Shares Post-Arrangement

To the knowledge of TAG Oil directors and officers, the following persons will beneficially own or exercise control or direction over, directly or indirectly, Shares carrying 10% or more of the voting rights attached to TAG Oil Shares, following the Completion of the Arrangement:

Shareholder Name	Number of Common Shares	Percentage of Class
Alex Guidi	4,598,301	15.39%
Peter Loretto	3,087,551	10.33%

Directors and Officers of TAG Oil Post Arrangement

TAG Oil anticipates that following completion of the Arrangement the TAG Oil Board will be reconstituted such that the majority of the members will be current directors of Trans-Orient. There is no change anticipated with respect to TAG Oil management.

The following table and the notes thereto state the names and residence, position to be held with TAG Oil, length of time as director or officer of TAG Oil, principal occupations of the directors and officers of TAG Oil, the number of securities of TAG Oil and Trans-Orient beneficially owned, directly or indirectly, by each of them at the Record Date, and the number of securities of TAG Oil beneficially owned, directly or indirectly, by each of them at the Effective Date.

Name and Residence	Position to be Held with TAG Oil Post-Arrangement	Position with TAG Oil or Trans- Orient and Periods Served	Principal Occupation	Voting Securities Held or Controlled in TAG Oil/ Trans-Orient at the Record Date(1)	Voting Securities to be Held or Controlled in TAG Oil on the Effective Date(1)	Number of TAG Oil Options/ Trans- Orient Options at the Record Date(2)	Number of TAG Oil Options at the Effective Date(2)
Garth Johnson Surrey, B.C., Canada	Chief Executive Officer, Chief Financial Officer, Corporate Secretary and Director	Chief Executive Officer of TAG Oil since September 2007, and Chief Financial Officer, Corporate Secretary and Director of TAG Oil since April 2001 President of Trans- Orient since January 10, 2008, and Chief Executive Officer and Director of Trans-Orient since March 13, 2008	Company Executive	15,000 TAG Oil Shares, 60,000 Trans- Orient Shares	36,429 TAG Oil Shares	205,000 TAG Oil Options, 500,000 Trans-Orient Options	383,571 TAG Oil Options
John Vaccaro Penticton, B.C., Canada	Director	Director of TAG Oil since June 2008	Investment Advisor, Yield Management Consultants	Nil	Nil	75,000 TAG Oil Options	75,000 TAG Oil Options
Ronald Bertuzzi Vancouver, B.C., Canada	Director	Director of Trans- Orient since November 2008	Retired Medical Sales Consultant	743,253 Trans-Orient Shares	265,448 TAG Oil Shares	140,000 Trans-Orient Options	50,000 TAG Oil Options
Michael Hart Roberts Creek, B.C., Canada	Director	Director of Trans- Orient since December 1999	Independent Businessman	Nil	Nil	140,000 Trans-Orient Options	50,000 TAG Oil Options
Barry MacNeil Surrey, B.C., Canada	Director	Director of Trans- Orient since March 2009	Independent Businessman	14,972 Trans- Orient Shares	5,347 TAG Oil Shares	140,000 Trans-Orient Options	50,000 TAG Oil Options

(1)	Assuming (i) no change in shareholdings between the Record Date and the Effective Date, and (ii) the completion of the Arrangement.

(2)	Assuming (i) no change in options held between the Record Date and the Effective Date, and (ii) the completion of the Arrangement.

The members of the Audit Committee of TAG Oil upon completion of the Arrangement will consist of Messrs. John Vaccaro, Ronald Bertuzzi and Michael Hart. Under National Instrument 52-110 Audit Committee (“NI 52-110”), a member of an audit committee is “independent” if the member has no direct or indirect material relationship with TAG Oil, which could in the view of the TAG Oil Board, reasonably interfere with the exercise of the member’s independent judgment. All of the audit committee members are independent within the meaning NI 52-110. NI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the

Company’s financial statements. All members of the audit committee are considered to be “financially literate” in the context of TAG Oil’s operations.

The Compensation Committee of TAG Oil will consist of Messrs. John Vaccaro and Ronald Bertuzzi upon completion of the Arrangement.

Corporate Cease Trade Orders or Bankruptcies

Other than as referred to below, no proposed director, officer or control person or promoter of TAG Oil, within ten years prior to the date of this Information Circular, has been a director, officer or promoter of any person or company that, while that persons was acting in that capacity, was the subject of a cease trade or similar order for a period of more than thirty (30) consecutive days; or became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had receiver, receiver/manager or trustee appointed to hold its assets.

Penalties or Sanctions

No proposed director, officer or control person, as such term is defined in the Securities Act (British Columbia), or promoter of TAG Oil has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body, including a self-regulatory body, that would likely be considered important to a reasonable security holder making a decision about the Arrangement.

Personal Bankruptcies

No proposed director, officer or control person, as such term is defined in the Securities Act (British Columbia), or promoter of TAG Oil, within ten years prior to the date of this Information Circular, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver/manager or escrow agent appointed to hold the assets of the director, officer or promoter.

Conflicts of Interest

There are no potential material conflicts of interest between TAG Oil and any proposed director, officer or promoter of TAG Oil, except as otherwise disclosed in this Information Circular.

Indebtedness of Directors and Officers

None of the proposed directors or officers of TAG Oil will be indebted to TAG Oil on completion of the Arrangement. None of the directors or officers of TAG Oil or Trans-Orient have, at any time during their respective most recently completed fiscal years or since then, been indebted to TAG Oil or Trans-Orient.

Auditors

The auditors of TAG Oil upon completion of the Arrangement will continue to be DeVisser Gray LLP, located at 401-905 West Pender Street, Vancouver, British Columbia, V6C 1L6.

Registrar and Transfer Agent

The transfer agent and registrar of TAG Oil following completion of the Arrangement will continue to be:

Computershare Investor Services Inc.	Computershare Investor Services Inc.
2nd Floor, 510 Burrard Street	100 University Ave, 11th Floor
Vancouver, B.C. V6C 3B9	Toronto, ON M5J 2Y1

Material Contracts

The following will be the material contracts of TAG Oil on completion of the Arrangement that can reasonably be regarded as not being in the ordinary course of TAG Oil’s business:

Contract	Date	Party	Description
Executive Employment Agreement	September 1, 2007 and amended on October 13, 2009	Garth Johnson	• Ongoing term commencing September 1, 2007

• Compensation of $200,000 per year plus annual bonus to act as TAG Oil’s Chief Executive Officer and Chief Financial Officer, subject to termination provisions
Consulting Agreement	October 1, 2007	PCL Holdings Ltd.	• Ongoing term commencing October 1, 2007 • Compensation of $5,000 per month to perform various consulting and advisory services on financial matters for TAG Oil, subject to termination provisions
Consulting Agreement	November 1, 2008 and amended on June 1, 2009	DLJ Management Corp.	• 2 year term commencing November 1, 2008

• Compensation of $3,000 per month for rental of corporate office space plus all other monthly costs that DLJ Management Corp. incurs for TAG Oil, subject to termination provisions
Consulting Agreement	December 1, 2008	Pacific Reach Management Ltd.	• Ongoing term commencing December 1, 2008 • Compensation of $5,000 per month to perform various consulting and advisory services on strategic matters for TAG Oil, subject to termination provisions
Consulting Agreement	October 1, 2009	Drew Cadenhead	• 15 month term commencing October 1, 2009

• Compensation of NZ$11,833.33 per month from October 1, 2009 to December 31, 2009, and Mr. Cadenhead’s salary will be increased to NZ$23,622.58 per month for a period of one year commencing January 1, 2010 to act as TAG Oil’s Senior Technical Advisor, subject to termination provisions
Consulting Agreement	November 1, 2009	Blair Johnson	• Ongoing term commencing November 1, 2009 • Compensation of NZ$210,000 per year to perform various accounting services for TAG Oil, subject to termination provisions
Director’s Compensation and Indemnity Agreement	June 11, 2008	John Vaccaro	• Provides for indemnity and annual compensation of $12,000 to Mr. Vaccaro for his services as a non-executive director and audit committee member of TAG Oil.
Share Option Plan	December 21, 2007	Directors, Officers, Consultants and Employees	• Reserves 10% of TAG Oil Shares at any time for grants of options to eligible participants in accordance with the policies of TSXV.

Technical Information

Information of a scientific or technical nature relating to TAG Oil’s material properties has been incorporated by reference in this Information Circular from technical reports filed with securities commissions or similar authorities in Canada. See “Technical Information” in Appendix C. The technical reports have been filed on SEDAR and can be reviewed at www.sedar.com.

DOCUMENTS INCORPORATED BY REFERENCE

Information relating to TAG Oil has been incorporated by reference in this Information Circular from documents filed with securities commissions or similar authorities in Canada. See “Documents Incorporated by Reference” in Appendix C. Copies of the TAG Oil documents incorporated herein by reference may be obtained on request without charge from TAG Oil, at its corporate offices located at Suite 2901, 1050 Burrard Street, Vancouver, British Columbia, V6Z 2S3 (Telephone: 604-609-3350 or by faxing a written request to 604-682-1174) or by accessing the disclosure documents available through SEDAR and can be reviewed at www.sedar.com.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for the purposes of this Information Circular, to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed to be an admission for any purpose that the modified or superseded statement, when made, constitute a misrepresentation, an untrue statement of material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, in its unmodified or superseded form, to constitute a part of this Information Circular.

INTERESTS OF EXPERTS

Names of Experts

The following persons and companies have prepared certain sections of this Information Circular as described below, or are named as having prepared or certified a report, valuation, statement or opinion in the Information Circular or in a document incorporated by reference into this Information Circular.

Name	Description

DeVisser Gray LLP, Chartered Accountants Vancouver	Provided the audit report dated July 17, 2009 on the consolidated balance sheets of TAG Oil as at March 31, 2009 and 2008 and the related consolidated statements of operations and deficit, comprehensive loss and cash flows for each of the years then ended

BDO Spicers, Chartered Accountants	Provided the audit report on the consolidated statement of operations and deficit in respect to PMP 38156-S and PEP 38738-01 for the 12 months ended December 31, 2008

Stephen Semeniuk	Provided the opinion referred to under the heading “The Arrangement – Fairness Opinion” to the special committee of the Trans-Orient Board.

Sproule International Limited	Authored the “Evaluation of the P&NG Reserves of TAG Oil Ltd. in the Cheal Area of New Zealand (As of March 31, 2009)”

Interests of Experts

Based on the information provided by the experts, none of the individuals named in the foregoing section, nor the directors, officers and employees in the aggregate, as applicable, of each of DeVisser Gray LLP or Sproule International Limited, hold any registered or beneficial interest, direct or indirect, in any of the securities or other property of Trans-Orient or TAG Oil or any of the associates or affiliates of Trans-Orient or TAG Oil.

The auditors of TAG Oil, DeVisser Gray LLP, report that they are independent of each of Trans-Orient and TAG Oil in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia, Canada.

AVAILABLE INFORMATION

Trans-Orient and TAG Oil file reports and other information with Canadian provincial securities commissions. These reports and information are available to the public free of charge on SEDAR at www.sedar.com. Trans-Orient does not assume any responsibility for the accuracy or completeness of the reports and other information of TAG Oil filed on SEDAR. Shareholders may contact Trans-Orient at its administrative office, at the following address, to request copies of Trans-Orient’s consolidated financial statements and management discussion and analysis for its most recently completed financial year ended July 31, 2009: Suite 2901, 1050 Burrard Street, Vancouver, British Columbia, V6Z 2S3 (Telephone: 604-682-6496). Financial information of Trans-Orient is provided in the comparative financial statements and management discussion and analysis for the financial year ended July 31, 2008 and the unaudited interim financial statements of Trans-Orient for the nine months ended April 30, 2009 available on SEDAR.

OTHER MATTERS

Management of Trans-Orient know of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Trans-Orient Notice of Meeting. However, if any other matter properly comes before the Meetings, the accompanying proxy will be voted on such matter in accordance with the best judgement of the person or persons voting the proxy.

AUDITORS’ CONSENT

We have read the Information Circular of Trans-Orient Petroleum Ltd. (“Trans-Orient”) dated October 30, 2009 relating to the proposed plan of arrangement between Trans-Orient and TAG Oil Ltd. (“TAG Oil”). We have complied with Canadian generally accepted standards for an auditor’s involvement with such documents.

We consent to the incorporation by reference in the above-mentioned Information Circular of our report to the shareholders of TAG Oil on the consolidated balance sheets of TAG Oil as at March 31, 2009 and 2008 and the related consolidated statements of operations and deficit, comprehensive loss and cash flows for each of the years then ended. Our report is dated July 17, 2009.

(signed) “DeVisser Gray LLP”
Chartered Accountants
Vancouver, British Columbia
October 30, 2009

APPROVAL OF TRANS-ORIENT PETROLEUM LTD.

The contents and sending of this Information Circular to the Shareholders has been approved by the Trans-Orient Board of Directors.

TAG Oil has provided the information contained in this Information Circular concerning TAG Oil, its subsidiaries and oil and gas properties, including information incorporated herein by reference and TAG Oil financial information and financial statements. Trans-Orient assumes no responsibility for accuracy or completeness of such information nor for any omission on the part of TAG Oil to disclose facts or events which may affect the accuracy of any such information.

DATED at Vancouver, British Columbia, this 30th day of October, 2009.

By order of the Board

(signed) “Garth Johnson”
President, Chief Executive Officer and Director

A-1

APPENDIX A

ARRANGEMENT RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

The arrangement agreement (the “Arrangement Agreement”) made the 14th day of September, 2009 and amended October 7, 2009 between Trans-Orient Petroleum Ltd. (“Trans-Orient”) and TAG Oil Ltd., with such amendments or variations thereto made in accordance with the terms of the Arrangement Agreement, is hereby confirmed, ratified, authorized and approved.

2.

The arrangement (as the same may be or have been modified or amended, the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia) substantially as set forth in the Plan of Arrangement attached as Appendix B to the information circular of Trans-Orient dated October 30, 2009 (the “Information Circular”), and all transactions contemplated in the Arrangement Agreement, are hereby authorized, approved and adopted.

3.

Notwithstanding that this resolution may be duly passed by the shareholders of Trans-Orient in accordance with the interim order of the Supreme Court of British Columbia (the “Court”), or that the Arrangement has received the approval of the Court, the board of directors of Trans-Orient be authorized and empowered, at any time prior to the Arrangement becoming effective, without further notice to or approval of the shareholders of Trans-Orient or other interested or affected parties to (i) amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement, and (ii) not to proceed with the Arrangement or otherwise give effect to these resolutions, but only if the Arrangement Agreement is terminated in accordance with the provisions thereof.

4.

Trans-Orient be and hereby is authorized to apply for a final order from the Supreme Court to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Information Circular).

5.

Any one director or officer of Trans-Orient is hereby authorized for and on behalf of Trans-Orient to execute, with or without the corporate seal, and deliver all the documents and instruments and do all other things in the opinion of such director or officer may be necessary or desirable to implement these resolutions and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, or the taking of such action.

B-1

APPENDIX B

PLAN OF ARRANGEMENT
UNDER SECTION 288 OF THE
BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

PLAN OF ARRANGEMENT
UNDER DIVISION 5 OF PART 9 OF THE
BRITISH COLUMBIA BUSINESS CORPORATIONS ACT

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.01 Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

(a)	“Amalgamating Corporations” means TAG Subco and Trans-Orient collectively and “Amalgamating Corporation” means either one of them;

(b)	“Amalgamation” means the amalgamation of the Amalgamating Corporations as contemplated by this Plan of Arrangement;

(c)

“Arrangement” means the arrangement under the provisions of Division 5 of Part 9 of the BCBCA on the terms and subject to the conditions set forth in this Plan of Arrangement, subject to any amendment or supplement hereto made in accordance with the provisions hereof or at the direction of the Court in the Final Order;

(d)

“Arrangement Agreement” means the arrangement agreement dated as of September 14, 2009 between TAG, TAG Subco and Trans-Orient, as amended or supplemented prior to the Effective Date, entered into in connection with the Arrangement;

(e)	“Arrangement Filings” means the filings in respect of the Arrangement required by the BCBCA to be filed with the Registrar after the Final Order is made;

(f)	“Business Day” means any day other than a Saturday, a Sunday or a statutory holiday in Vancouver, British Columbia;

(g)	“BCBCA” means the Business Corporations Act (British Columbia);

(h)	“Certificate” means a certificate signed by a senior officer of each of TAG Subco and Trans- Orient formally giving effect to the Arrangement;

(i)

“Common Shares” means the common shares in the capital of the Corporation having the rights, privileges, restrictions and conditions set forth in the Amalgamation Application attached hereto as Appendix A hereof;

(j)	“Corporation” means the corporation resulting from the Amalgamation;

(k)	“Court” means the British Columbia Supreme Court;

(l)

“Depositary” means Computershare Investor Services Inc., being the depositary appointed by TAG for the purpose of, among other things, exchanging certificates representing Trans-Orient Common Shares for TAG Common Shares;

(m)

“Dissent Procedures” means the procedures set forth in Division 2 of Part 8 of the BCBCA required to be taken by a registered holder of Trans-Orient Common Shares to validly dissent in connection with the Arrangement;

(n)	“Dissenting Shareholders” means the registered holders of Trans-Orient Common Shares who dissent in respect of the Arrangement in strict compliance with the Dissent Procedures;

(o)	“Effective Date” means the date set out in the Certificate as being the effective date in respect of the Arrangement;

(p)	“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date;

(q)

“Final Order” means the order of the Court, including any amendment thereto, pursuant to subsection 288(2)(b) of the BCBCA approving the Arrangement or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;

(r)	“Former Trans-Orient Shareholders” means the holders of Trans-Orient Common Shares immediately prior to the Effective Time;

(s)	“Interim Order” means the interim order of the Court, including any amendment thereto, pursuant to subsection 288(2)(b) of the BCBCA made in connection with the Arrangement;

(t)	“Letter of Transmittal” means the letter of transmittal for use by the holders of Trans-Orient Common Shares in the form accompanying the Proxy Circular;

(u)	“Meeting Date” means the date of the Trans-Orient Meeting;

(v)	“Plan of Arrangement” means this plan of arrangement, as amended, modified or supplemented from time to time in accordance herewith and any order of the Court;

(w)	“Proxy Circular” means the management information circular prepared by Trans-Orient for the Trans-Orient Meeting;

(x)	“Registrar” means the Registrar appointed pursuant to section 400 of the BCBCA;

(y)	“TAG” means TAG Oil Ltd., a corporation existing under the BCBCA;

(z)	“TAG Common Shares” means common shares in the capital of TAG;

(aa)	“TAG Subco” means TAG Acquisition Corp., a wholly-owned subsidiary of TAG existing under the BCBCA;

(bb)	“Trans-Orient” means Trans-Orient Petroleum Ltd., a corporation existing under the BCBCA;

(cc)	“Trans-Orient Common Shares” means the common shares in the capital of Trans-Orient;

(dd)	“Trans-Orient Meeting” means the special meeting of the holders of Trans-Orient Common Shares held, among other things, to consider and approve the Arrangement;

(ee)	“Trans-Orient Options” means the outstanding options to purchase Trans-Orient Common Shares issued pursuant to the Trans-Orient Stock Option Plan;

(ff)	“Trans-Orient Stock Option Plan” means the stock option plan of Trans-Orient in existence as of the date hereof;

(gg)	“Trans-Orient Shareholders” means the holders of Trans-Orient Common Shares at the applicable time;

(hh)	“Trans-Orient Subsidiaries” means DLJ Management Corp., Eastern Petroleum (NZ) Limited, Orient Petroleum (NZ) Limited and Orient Petroleum (PNG) Limited;

(ii)	“Trans-Orient Warrants” means the 200,000 warrants to acquire 200,000 common shares at a price of US$0.80 per share until expiry on June 24, 2010.

In addition, words and phrases used herein and defined in the BCBCA shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

1.02 Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

1.03 Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity of any kind or nature whatsoever.

1.04 Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.05 Statutory References

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.01 Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement.

ARTICLE 3
ARRANGEMENT

3.01 Arrangement

At the Effective Time, the following shall occur without any further act or formality:

(a)	the Amalgamating Corporations shall be amalgamated and continue as the Corporation on the terms prescribed in this Plan of Arrangement, and

(i)	the property of each of the Amalgamating Corporations shall continue to be the property of the Corporation,

(ii)	the Corporation shall continue to be liable for the obligations of each of the Amalgamating Corporations,

(iii)	an existing cause of action, claim or liability to prosecution by or against an Amalgamating Corporation shall be unaffected,

(iv)	a civil, criminal or administrative action or proceeding pending by or against an Amalgamating Corporation may continue to be prosecuted by or against the Corporation,

(v)	a conviction against, or ruling, order or judgment in favour of or against an Amalgamating Corporation may be enforced by or against the Corporation,

(vi)	the Corporation will have as its notice of articles, the notice of articles contained in the Amalgamation Application attached hereto as Appendix A, and

(vii)	the Corporation will have as its articles the articles of TAG Subco;

(b)	all Trans-Orient Common Shares held by TAG or TAG Subco shall be cancelled without any repayment of capital in respect thereof;

(c)

all Trans-Orient Common Shares held by Former Trans-Orient Shareholders (other than Dissenting Shareholders) shall be exchanged for TAG Common Shares on the basis of 2.8 Trans- Orient Common Shares for each one TAG Common Share, subject to 3.03 and 4.01 hereof;

(d)	each common share of TAG Subco shall be exchanged for one Common Share;

(e)	the Corporation shall issue one Common Share to TAG for each TAG Common Share issued by TAG pursuant to Section 3.01(c); and

(f)	all of the Trans-Orient Options and Trans-Orient Warrants shall be exercisable for TAG Common Shares following the Effective Time in accordance with their terms.

3.02 Post-Effective Time Procedures

(a)

On or promptly after the Effective Date, TAG shall deliver or arrange to be delivered to the Depositary certificates representing the TAG Common Shares required to be issued to Former Trans-Orient Shareholders in accordance with the provisions of 3.01 hereof, which certificates shall be held by the Depositary as agent and nominee for such Former Trans-Orient Shareholders for distribution to such Former Trans-Orient Shareholders in accordance with the provisions of Article 5 hereof.

(b)

Subject to the provisions of Article 5 hereof, former Trans-Orient Shareholders shall be entitled to receive delivery of the certificates representing the TAG Common Shares to which they are entitled pursuant to 3.01(c) hereof.

3.03 No Fractional TAG Common Shares

Notwithstanding 3.01(c) hereof, no fractional TAG Common Shares shall be issued to Former Trans-Orient Shareholders and any fractional number of TAG Common Shares shall be rounded down to the next whole number of TAG Common Shares without any reimbursement or payment associated therewith.

ARTICLE 4
RIGHTS OF DISSENT

4.01 Rights of Dissent

Holders of Trans-Orient Common Shares may exercise the Dissent Procedures with respect to Trans-Orient Common Shares, in connection with the Arrangement provided that holders who exercise such rights of dissent and who:

(a)

are ultimately entitled to be paid fair value by Trans-Orient for their Trans-Orient Common Shares, which fair value, notwithstanding anything to the contrary contained in the BCBCA, shall be determined as of the Effective Time, shall be deemed to have transferred such Trans-Orient Common Shares, to Trans-Orient for cancellation at the Effective Time; or

(b)

are ultimately not entitled, for any reason, to be paid fair value for their Trans-Orient Common Shares, shall be deemed to have participated in the Arrangement on the basis set forth in 3.01(c) hereof;

but further provided that in no case shall TAG, TAG Subco, Trans-Orient or any other person be required to recognize Dissenting Shareholders as holders of Trans-Orient Common Shares after the Effective Time, and the names of such Dissenting Shareholders shall be deleted from the register of holders of Trans-Orient Common Shares at the Effective Time.

ARTICLE 5
DELIVERY OF TAG COMMON SHARES

5.01 Delivery of TAG Common Shares

(a)

Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented one or more outstanding Trans-Orient Common Shares which were exchanged for TAG Common Shares in accordance with 3.01 hereof, together with a duly completed Letter of Transmittal and such other documents and instruments as would have been required to effect the transfer of the Trans-Orient Common Shares formerly represented by such certificate under the BCBCA and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the TAG Common Shares which such holder is entitled to receive in accordance with 3.02 hereof.

(b)

After the Effective Time and until surrendered for cancellation as contemplated by 0 hereof, each certificate which immediately prior to the Effective Time represented one or more Trans-Orient Common Shares shall be deemed at all times to represent only the right to receive in exchange therefor a certificate representing the TAG Common Shares which the holder of such certificate is entitled to receive in accordance with 3.02 hereof.

5.02 Lost Certificates

In the event that any certificate which immediately prior to the Effective Time represented one or more outstanding Trans-Orient Common Shares which were exchanged for TAG Common Shares in accordance with 3.01 hereof shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing the TAG Common Shares which such holder is entitled to receive in accordance with 3.02 hereof. When authorizing such delivery of a certificate representing the TAG Common Shares which such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom a certificate representing such TAG Common Shares is to be delivered shall, as a condition precedent to the delivery of such TAG Common Shares, give a bond satisfactory to TAG and the Depositary in such amount as TAG and the Depositary may direct, or otherwise indemnify TAG, TAG Subco and the Depositary in a manner satisfactory to TAG and the Depositary, against any claim that may be made against TAG, TAG Subco or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the by-laws of the Corporation.

5.03 Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to TAG Common Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Time, represented outstanding Trans-Orient Common Shares unless and until the holder of such certificate shall have complied with the provisions of 5.01 or 5.02 hereof. Subject to applicable law and to 5.05 hereof, at the time of such compliance, there shall, in addition to the delivery of a certificate representing the TAG Common Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect such TAG Common Shares.

5.04 Withholding Rights

TAG, TAG Subco and the Depositary shall be entitled to deduct and withhold from all dividends or other distributions otherwise payable to any Former Trans-Orient Shareholder such amounts as TAG, TAG Subco or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Income Tax Act (Canada), the United States Internal Revenue Code of 1986 or any provision of any applicable federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Former Trans-Orient Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

5.05 Limitation and Proscription

To the extent that a Former Trans-Orient Shareholder shall not have complied with the provisions of 5.01 or 5.02 hereof on or before the date which is six years after the Effective Date (the “final proscription date”), then the TAG Common Shares which such Former Trans-Orient Shareholder was entitled to receive shall be delivered to TAG by the Depositary for cancellation and shall be cancelled by TAG, and the interest of the Former Trans-Orient Shareholder in such TAG Common Shares shall be terminated as of such final proscription date.

ARTICLE 6
BINDING EFFECT, AMENDMENTS AND PARAMOUNTCY

6.01 Binding Effect

At and after the Effective Time, this Plan of Arrangement shall be binding upon TAG, TAG Subco, Trans-Orient, all holders of Trans-Orient Common Shares.

6.02 Amendments to Plan of Arrangement

(a)

TAG and Trans-Orient reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) agreed to in writing by TAG and Trans- Orient, (iii) filed with the Court and, if made following the Trans-Orient Meeting, approved by the Court (if so required), and (iv) communicated to Former Trans-Orient Shareholders if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by either TAG or Trans-Orient at any time prior to the Trans-Orient Meeting provided that the other of them shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Trans-Orient Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Trans-Orient Meeting shall be effective only if (i) it is consented to in writing by each of TAG and Trans-Orient, and (ii) if required by the Court, it is consented to by holders of the Trans-Orient Common Shares voting in the manner directed by the Court.

6.03 Paramountcy

From and after the Effective Time (i) this Plan of Arrangement shall take precedence and priority over any and all Trans-Orient Common Shares issued prior to the Effective Time, (ii) the rights and obligations of the Former Trans-Orient Shareholders, any trustee or transfer agent therefor and each of TAG and Trans-Orient shall be solely as provided for in this Plan of Arrangement, and (iii) all actions, causes of action, claims or proceedings (actual or contingent, and whether or not previously asserted) based on or in any way relating to the Trans-Orient Common Shares shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

APPENDIX C

INFORMATION CONCERNING TAG OIL LTD.
AND TAG ACQUISITION CORP.

Capitalized terms used in this Appendix C that are not defined herein shall have the meanings ascribed to such terms in the Information Circular to which this Appendix C is attached. All references to dollar amounts in this Appendix C are to Canadian dollars unless expressly stated otherwise.

The following information is presented on a pre-transaction basis and reflects the current business, financial and share capital position of TAG Oil. See “Information Concerning the TAG Oil Following Completion of the Arrangement” in this Information Circular for current and pro forma, business, and financial information relating to TAG Oil on a post-transaction basis.

TECHNICAL INFORMATION

TAG Oil has one property with reserves, PMP 38156-S, which is located in the onshore portion of the Taranaki Basin in New Zealand. The oil and natural gas reserves and resources of that property were evaluated by Sproule International Limited (“Sproule”), an independent qualified reserves evaluator, on March 31, 2009 pursuant to a technical report completed in accordance with the standards of the COGE Handbook and NI 51-101 (the “Technical Report”). The Technical Report and related oil and gas annual disclosure filings on Form 51-101F1, F2 and F3 (“Annual Oil and Gas Filings”) have been filed on SEDAR and can be viewed at www.sedar.com and are available from TAG Oil to Shareholders free of charge, upon request.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of TAG Oil, which have been filed with the securities commissions or similar authorities in the provinces of Canada in which TAG Oil is a reporting issuer, are specifically incorporated by reference into and form an integral part of Information Circular, which have been filed on SEDAR and can be viewed and copies will be provided by TAG Oil to Shareholders, free of charge, upon request at www.sedar.com:

(a)	the management information circular of TAG Oil dated October 31, 2008 prepared in connection with the annual and special meeting of TAG Oil shareholders held December 19, 2008;

(b)	the annual financial statements and management discussion and analysis of TAG Oil for the year ended March 31, 2009;

(c)	the consolidated interim financial statements and management discussion and analysis of TAG Oil for the period ended June 30, 2009;

(d)	the Technical Report filed on July 29, 2009;

(e)	the Form 51-101F1 statement of reserves, data and other oil and gas information dated March 31, 2009;

(f)	the Form 51-101F2 report on reserves data by independent qualified reserves evaluator or auditor filed March 31, 2009;

(g)	the Form 51-101F3 report of management and directors of reserves data and other information dated March 31, 2009;

(h)	the material change report of TAG Oil filed on February 3, 2009 relating to the consolidation of TAG Oil Shares;

(i)	the material change report of TAG Oil filed on May 27, 2009 relating to the filing of a Form 15F with the SEC to voluntarily terminate registration under the Securities Exchange Act of 1934;

(j)	the material change report of TAG Oil filed on June 17, 2009 relating to the entering into of a binding agreement with regards to the Cheal Acquisition;

(k)	the material change report of TAG Oil filed on September 16, 2009 relating to the execution of the Arrangement Agreement;

(l)	the material change report of TAG Oil filed on October 2, 2009 relating to the launching of a normal course issuer bid;

(m)	the material change report of TAG Oil filed on October 27, 2009 relating to the closing of the Cheal Acquisition;

(n)	the material change report of TAG Oil filed on October 28, 2009 relating to the granting of TAG Oil Options; and

(o)	the business acquisition report of TAG Oil filed on November 10, 2009 relating to the Cheal Acquisition.

Any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditors’ report thereon, management’s discussion and analysis of financial condition and results of operations, information circulars, annual information forms and business acquisition reports filed by TAG Oil with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this Information Circular and prior to the date of the Meeting are deemed to be incorporated by reference in this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which is also, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed to be an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

TAG OIL LTD.

Name, Address and Incorporation

TAG Oil was incorporated under the laws of the Province of British Columbia on December 12, 1990 under the name “398052 B.C. Ltd.” It’s name was subsequently changed to “Aldus Energy (Canada) Corp.” on January 28, 1991, to “Aldus Energy Corp.” on April 4, 1991, to “Durum Energy Corp.” on July 18, 1991, to “Durum Cons. Energy Corp.” on October 27, 1998 and to its current name “TAG Oil Ltd.” on June 12, 2002.

TAG Oil’s registered office is located at Suite 2600, Three Bentall Centre, 595 Burrard Street, Vancouver, B.C. V7X 1L3 and principal business office is located at Suite 2901, 1050 Burrard Street, Vancouver, BC V6Z 2S3.

Intercorporate Relationships

TAG Oil conducts its operations through a number of wholly-owned Subsidiaries, TAG Oil (NZ) Limited, incorporated under the laws of New Zealand, TAG Oil (Canterbury) Limited, incorporated under the laws of New

Zealand, Cheal Petroleum Limited, incorporated under the laws of New Zealand and TAG Acquisition Corp., incorporated under the laws of the Province of British Columbia.

Overview of Business

TAG Oil is a Canadian-based oil and gas producer and explorer with assets in the onshore portion of the Taranaki Basin of New Zealand. TAG Oil is poised to grow through profitable operations, acquisition, development and exploration. TAG Oil remains in a strong financial position, with sufficient working capital to fund operations and meet all commitments for the foreseeable future.

Beginning in fiscal 2007 TAG Oil began earning revenues from the sale of hydrocarbons, but the extent of such revenue may be affected by principal markets for hydrocarbon products, seasonality of products, or marketing channels. TAG Oil does not have a reliance on raw materials, or any significant patents or licences, as we operate in an extractive industry.

TAG Oil competes with other companies in bidding for the acquisition of petroleum interests from various authorities, and in exploring for oil and gas in the Australasian region. TAG Oil is also subject to government regulation of the oil and gas properties we hold and in the operations we conduct on those properties.

The development of the Cheal oil field commenced in August 2006, which included completing a production facility designed to have the capacity to process up to 2,000 barrels of oil per day and 3 million cubic feet of gas per day from up to ten development wells. The construction of the production facility commenced in 2006 and was completed in September, 2007. The pre-commissioning test phase commenced on August 10, 2007 and first oil was produced through the facilities in September 2007. The facilities are now fully certified and were formally opened on October 8, 2007.

There is no spot market for natural gas in New Zealand, which means that all gas sales are made under long term contracts for the primary purpose of electricity generation or reticulation to homes and businesses. TAG Oil did not sell any gas in 2006 or 2007.

During the 2008 fiscal year, a total of 169,737 barrels of oil (TAG Oil: 51,770) were produced and 154,240 barrels of oil (TAG Oil: 47,043) were sold. During the 2008 fiscal year TAG Oil’s share of production from the Cheal oil field was 30.5% . As commercial arrangements for the transportation, storage, processing and sale of TAG Oil’s crude oil production have been completed and are in operation, different marketing channels are not currently required. Solution gas produced in association with crude oil production is used to generate electricity for on-site use, with the excess electricity being exported via pipeline and sold or sold into the local grid. During the 2007 fiscal year, a total of 45,094 barrels of oil (100%) were produced, and 44,731 barrels were transported to the Waihapa Production Station and sold to Swift Energy Company. All gas produced in fiscal 2007 was associated with production testing and was flared to atmosphere in compliance with consent conditions or used for on-site electricity generation.

As a result of completing the Cheal Acquisition on October 26, 2009, TAG Oil owns 100% interest in PMP 38156-S and PEP 38738-01 (“Cheal Oil Field”) including the Cheal Oil Field production facility.

TAG Oil’s business is not seasonal, except to the extent that:

  forecast weather may determine the timing of operations and weather delays may affect the speed of completion of operations; and

  its revenues are generally reliant on international oil prices, which are partially affected by seasonality.

Oil prices vary in line with international prices, for which there have been, in past years, seasonal highs in the summer months (for the U.S. driving season) and in the winter months (for the northern hemisphere heating oil season).

TAG Oil’s revenues are also partially reliant on local gas prices (and in the ability to process gas) in New Zealand, which are not affected by seasonality. As gas is sold under long term contracts, gas prices are determined at the outset of the contract and generally only increase by application of an inflation adjustment formula independent of any seasonality factors.

TAG Oil is not dependent upon any significant patents or licenses, except that most of the plant at TAG Oil’s new production station at the Cheal field was designed specifically for the production station. The vessels, heat exchangers and piping are specific to the Cheal process. The designs of the power fluid pump, coalescing filter, and export compressor have been patented by their respective suppliers.

TAG Oil actively competes for prospect acquisitions, exploration permits and licenses, and skilled industry personnel with a substantial number of other oil and gas companies, many of which have significantly greater financial resources than TAG Oil. TAG Oil’s competitors include major integrated oil and natural gas companies and numerous other independent oil and natural gas companies and individual producers and operators.

Certain of TAG Oil customers and potential customers are themselves exploring for oil and natural gas, and the results of such exploration efforts could affect TAG Oil’s ability to sell or supply oil or gas to these customers in the future. TAG Oil’s ability to successfully bid on and acquire additional property rights, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will be dependent upon developing and maintaining close working relationships with industry participants and joint venture parties and its ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.

TAG Oil strives to be competitive by utilizing current technologies to enhance exploitation, development and operational activities.

TAG Oil is subject to government regulation of the oil and gas properties it holds and of the operations it conducts on those properties, such those relating to hazardous substances, environmental effects, health and safety, land access, permit conditions, and those regulations which relate to all companies operating in the relevant jurisdictions such as corporate governance, taxation, and employment laws. Such regulations do not in general have a material effect on TAG Oil’s business, and do not affect TAG Oil’s business in a manner different from the effects on other companies competing in the same industry.

As at March 31, 2009, TAG Oil had two full-time employees, which included TAG Oil’s Chief Executive Officer and Operations Geologist.

Three-year History

During the last three fiscal years and up to October 30, 2009, TAG Oil has completed a variety of significant expenditures on (including acquisitions), and some divestitures, of its oil and gas properties in the normal course of operations.

Subsequent to the fiscal year ended March 31, 2009:

On October 26, 2009, TAG Oil completed the Cheal Acquisition. As a result of completing the Cheal Acquisition, TAG Oil owns 100% interest in Cheal Oil Field including the Cheal Oil Field production facility.

On July 2, 2009 TAG Oil signed a binding agreement to acquire the remaining 66.67% interest in PEP 38748 from the receiver appointed to Austral Pacific Energy Ltd.

In April 2009, TAG Oil signed an agreement for purchase and sale with Greymouth Gas Co. Limited to sell its 16.65% interest in PEP 38746 for cash. The agreement is conditional to receipt of necessary consents required under the joint venture operating agreement and from the Ministry of Economic Development in New Zealand.

During the fiscal year ended March 31, 2009:

The Cheal A6 development well on PMP 38156-S (TAG Oil: 30.5% interest) was drilled in the first quarter of the 2009 fiscal year. This deviated development well was drilled from the Cheal A-Site surface location reaching a total depth of 1930 meters. The well intercepted oil bearing MM3 sands at approximately 1818 meters, but the net sand interval was interpreted as too thin that made the well uneconomic to complete. The well was plugged and abandoned and a whipstock plug was set at 1350 meters for a side track well. Cheal A6ST was drilled approximately 150 meters to the south of Cheal A6 reaching a total depth of 1936 meters. An assessment of the subsurface data indicated a sub-commercial hydrocarbon discovery and the well was plugged and abandoned.

The Cheal A7 development well on PMP 38156-S (30.5% interest prior to the closing of Cheal Acquisition) was drilled in the second quarter of the 2009 fiscal year. This deviated development well was drilled from the Cheal A site surface location reaching a total depth of 1848 meters. Following a short-term production test, the well has commenced production through the Cheal facility.

In May 2007 TAG Oil signed a formal agreement with a subsidiary of New Zealand based Genesis to sell its 15.1% interest in PEP 38738-D and PMP 38156-D containing the Cardiff deep gas prospect for a combination of cash and a 1% royalty on any future production from both permits.

In April 2008 TAG Oil received consent from the MED approving the agreement with Discovery to sell TAG Oil’s 35.5% interest in PEP 38342 for a combination of cash and a 1.11% royalty on future production on the permit.

During the fiscal year ended March 31, 2008:

TAG Oil incurred $5,012,087 (2007: $2,145,899) in costs during the 2008 fiscal year relating to the Cheal oil field production facilities located at PMP 38156-S (30.5% interest prior to the closing of Cheal Acquisition) and $407,836 (2007:$3,224,952) in costs were incurred on other aspects of field development.

During the 2008 fiscal year the Cheal production facilities were completed, commissioned and are fully operational and the three producing wells located at the Cheal B-Site permit area were tied-in to permanent flowlines back to the production facility. As at March 31, 2008 there were six wells tied into the Cheal facility.

Production for the year averaged 465 bbls gross per day (TAG Oil: 142 bbls per day). Additional drilling is required to increase daily production and the Cheal Joint Venture is also considering the implementation of a formal cycling plan to manage gas to oil ratios, while studies are also being conducted to identify the potential benefits of a waterflood program and a fracture stimulation operation in order to further develop the Cheal field to capture the maximum amount of reserves. Gas export from the field commenced on December 21, 2007 with a total of 30.03 mmscf being exported to the Waihapa Production Station.

In July 2008, the Waihapa Production Station was temporarily shut down due to inadequate supplies of gas to the facility from other sources. The Cheal oilfield production produces very small volumes of gas; most of which is used to operate the plant and generate electricity into the grid. The minor amounts of residual gas is processed at the Waihapa Production Station and sold. As a result of the shut down, processing of raw gas from Cheal into the Waihapa Production Station has been suspended.

Since TAG Oil acquired its interest in PMP 38156-S in June 2006, the Cheal oil field has produced 214,831 barrels of oil to March 31, 2008. From November 2004 to March 31, 2008, however, the Cheal oil field has produced 308,525 barrels of oil.

TAG Oil relinquished its interests in PEP 38256, PEP 38341, PEP 38741, PEP 38745, PEP 38751, PEP 38757 and PEP 38765, has sold its interests in PMP 38157, PEP 38342, PEP 38738-D, PMP 38156-D and PEP 38260 and has written-off the net costs associated with each permit. TAG Oil also elected to write-off all costs associated with its interest in PEP 38758 after an assessment was completed that determined that the costs related to the permit were unlikely to be recovered.

Pursuant to an agreement dated September 6, 2007 TAG Oil sold its interest in PMP 38157 for NZ$266,000.

In October 2007, TAG Oil signed a letter of intent (“LOI”) with New Zealand based Genesis Energy Limited (“Genesis”) to sell its 15.1% interest in PEP 38738-D and PMP 38156-D containing the Cardiff deep gas prospect for a combination of cash and a 1% royalty on any future production from both permits. The LOI is conditional to a formal agreement being signed as well as consents required from the MED.

TAG Oil signed an agreement with Discovery Geo Corporation (“Discovery”) to sell its 35.5% interest in PEP 38342 for a combination of cash and a 1.11% royalty on future production on the permit, which is conditional to receiving consent from the MED.

TAG Oil also reached an out of court cash settlement with its joint venture partner in PEP 38260 where the joint venture partner paid NZ$600,000 to TAG Oil in exchange for the cancellation of interest in PEP 38260.

During the year ended March 31, 2008, TAG Oil recorded a write-down of $6,561,682 associated with its oil and gas properties after TAG Oil completed an assessment that determined that the costs related to each permit were unlikely to be recovered.

During the fiscal year ended March 31, 2007:

TAG Oil continued its exploration and acquisition focus in New Zealand, as well as commencing production from its Cheal oil field, as described below.

In June 2006, TAG Oil made a cash payment of $12.8 million, issued five million common shares from treasury and granted a 0.775% gross overriding royalty on PEP 38738-D to acquire all of the outstanding shares of Cheal Petroleum Limited (“Cheal Petroleum”), PEP 38757 Limited and PEP 38758 Limited, all located in New Zealand. Cheal Petroleum held a 30.5% interest in the Cheal oil field (PMP 38156-S and PEP 38738-S) and a 15.1% interest in the Cardiff Deep Gas Prospect (PMP 38156-D and PEP 38738-D).

TAG Oil incurred $3,224,952 in costs during the 2007 fiscal year relating to drilling activities and $2,145,899 that was spent on the Cheal oil field production facilities.

The Cheal oil field had been in production using temporary facilities since July 2006, utilizing wells on both the Cheal A-site and B-site, and together they produced a total of 45,094 barrels of oil to March 31, 2007 and a total of 81,527 barrels of oil to June 30, 2007.

TAG Oil had made $8,644,599 of expenditures during the year relating materially to the drilling of the Radnor-1a well on PMP 38157 (25% interest). The Radnor-1a well was operated by TAG Oil and TAG Oil paid 100% of the costs of the well, but gas inflow rates were considered sub-economic and well data required further analysis.

During the 2007 fiscal year TAG Oil incurred $2,303,203 relating to the drilling, completing and testing of the Mangamingi-1 well on PEP 38758 (100% interest). Mangamingi-1 reached a total depth of 1,871 meters, was perforated and flowed natural gas to flare along with some formation water at uneconomical rates and, as a result, was plugged and abandoned.

TAG Oil also incurred $777,331 of costs primarily associated with the joint venture’s drilling of the Ratanui-1 well on PEP 38741 (45% interest). After evaluating wireline and drilling data the joint venture plugged and abandoned the well.

During the year ended March 31, 2007 TAG Oil’s joint venture partner in PEP 38260 purported to cancel its agreement with TAG Oil and revoke TAG Oil’s right to explore in the permit area, claiming TAG Oil was in default of its obligations. On July 11, 2007 TAG Oil accepted an out of court settlement offer from Green Gate Ltd. with respect to the dispute over PEP 38260 and the Kate prospect.

During the fiscal year ended March 31, 2007, TAG Oil relinquished its interests in PEP 38258, PEP 38732, PEP 38736, PEP 38744, PEP 38766 and PEP 38767 and wrote-off the costs associated with each permit. TAG Oil also elected to write-off all costs associated with its interests in PEP 38757, PEP 38341, PEP 38751, PEP 38256 and PEP 38758 after an assessment was completed that determined that the costs related to each permit were unlikely to be recovered. TAG Oil also wrote-off certain costs associated with PMP 38157 that, at March 31, 2007, TAG Oil deemed to be unrecoverable.

Summary Oil & Gas Reserves and Resources

The Cheal Oil Field located at PMP 38156 S is TAG Oil’s only property with attributed reserves, which is located in the onshore portion of the Taranaki Basin in New Zealand, which lies along the west coast of the North Island. A mining permit, referred to as PMP 38156, was granted on July 26, 2006, covering both the shallow and deep areas of the Cheal Oil Field for an initial term of 10 years with a right to extend the term of the mining permit following delineation of reserves. The development of the Cheal Oil Field was approved by the Cheal Joint Venture parties in 2006, which is in accordance with PEP 38738-01 joint venture operating agreement that now applies to PMP 38156. The Cheal Oil Field includes a production facility that has an initial capacity of 2,000 barrels of oil per day and 3 million cubic feet of gas per day. The production facility and development operations are located on two sites (the “Cheal A-Site” and the “Cheal B-Site”) that are less than a mile apart.

The Cheal A-Site is the location of the Cheal production facility as well as producing wells Cheal A-3X, Cheal A-4 and Cheal A-7. The construction of the production facility at the Cheal A-Site commenced in 2006 and was completed in September, 2007. The pre-commissioning test phase commenced on August 10, 2007 and first oil was produced through the facilities in September 2007. The facilities are now fully certified and were formally opened on October 8, 2007. During fiscal 2009, TAG Oil drilled three new wells. The Cheal A-6 well and a subsequent sidetrack to the south (Cheal A-6ST) encountered oil-bearing sands of insufficient thickness to be commercially produced. The Cheal A-7 well, drilled to the north and east of Cheal A-6, did encounter commercially viable Mt. Messenger sandstones and was completed with temporary tie-in facilities. Production from Cheal-A7 commenced on August 30, 2008.

Development at the Cheal B-Site has consisted of the drilling of four wells in 2006, Cheal B1 to B4. Cheal B-1, B-2 and B-3 were completed as producers and brought into production in December 2007 following the completion of infrastructure connecting the Cheal B-Site with the production facility at the Cheal A-Site. Cheal B-4 was an exploration well targeting Moki, Mt. Messenger and Urenui sandstones to the north west of the Cheal Oil Field’s bounding fault. Cheal B-4 contained thin oil-bearing Miocene-aged sands that confirmed the presence of hydrocarbon charge outside the currently recognised limits of the Cheal Oil Field at the two upper levels, increasing confidence in the resource potential of the north western extension of the Cheal Oil Field, but lacked economic thickness of reservoir rock at these levels. The lower Moki zone was found to be water bearing. This well will may be sidetracked in the future for further evaluation.

During the 2009 fiscal year, a total of 161,713 barrels of oil (100%) were produced and 174,558 barrels of oil (100%) were sold. Solution gas produced in association with crude oil production is used to generate heat and electricity for on-site use, with the excess electricity exported into the local grid. In December 2007, the export of excess gas via a pipeline to the Waihapa Production Station commenced for treatment and on-sale. However, in July 2008, the operator of the Waihapa Production Station suspended operations due to inadequate supplies of gas to the facility from other sources and on November 27, 2008, the gas handling contract was terminated. Other options to purchase Cheal gas have been proposed but no formal agreement has been reached. Currently, all gas produced is consumed on-site for general plant heating needs and on site electricity generation for plant use and export.

On October 26, 2009, TAG Oil completed the Cheal Acquisition. As a result of completing the Cheal Acquisition, TAG Oil owns 100% interest in the Cheal Oil Field including the Cheal Oil Field production facility.

The following table summarizes the wells drilled to date in the Cheal Oil Field, New Zealand:

Cheal Oil Field Wells(1)
Producing – Oil		Non-Producing - Oil
Gross	Net	Gross	Net
6	6	5	5

(1) All Cheal producing wells also produce solution gas.

The estimated reserves and related future net revenue attributable to the Cheal Acquisition are as follows:

Estimated Reserves(1)(3)
Light and Medium Oil (Mbbl)	Additional Solution Gas (MMCF)
1P: 73	1P: 0
2P: 287	2P: 220
3P: 544	3P: 429
Estimated Reserves(2)(3)
1P: 1.86
2P: 9.25
3P: 19.02

(1)

The material assumptions used in preparing the estimated reserves are derived from the Technical Report, adjusted to the 69.5% interest in the Cheal Oil Field that TAG Oil acquired from the Cheal Acquisition minus the oil and gas produced from March 31, 2009 to October 26, 2009 (effective date of the Cheal Acquisition).

(2)

The material assumptions used in preparing the estimated future net revenue are also derived from the Technical Report, adjusted to the 69.5% interest in the Cheal Oil Field that TAG Oil acquired from the Cheal Acquisition, and also adjusted by a 0.7 oil price factor related to Sproule’s oil price estimate of US$53.10, which is stated in the Technical Report.

(3)	The estimated reserves and related future net revenue have been prepared by Drew Cadenhead, Senior Technical Advisor of TAG Oil. Mr. Cadenhead has a B.SC. in Geology from the University of Calgary.

The estimated oil and gas production volumes for the first year following the Cheal Acquisition is as follows:

Estimated Oil and Gas Production Volumes (1)(2)
Light and Medium Oil (Mbbl)	Additional Solution Gas (MMCF)
71	60.5

(1)

The material assumptions used in preparing the estimated oil and gas production volumes for the first year following the Cheal Acquisition are derived from an internally generated decline analysis from the present production trends of existing wells, adjusted to the 69.5% interest in the Cheal Oil Field that TAG Oil acquired from the Cheal Acquisition. Note that consideration has not been given for potential increases in production in the Cheal Oil Field due to upcoming operations such as optimization work on specific wells, fracture stimulating certain wells, and drilling new wells.

(2)	The estimated oil and gas production volumes for the first year following the Cheal Acquisition have also been prepared by Drew Cadenhead, Senior Technical Advisor of TAG Oil.

For further detail of TAG Oil’s oil and gas reserves and resources, please refer to the Technical Report, Annual Oil and Gas Filings and TAG Oil’s business acquisition report relating to the Cheal Acquisition, which have been filed on SEDAR and can be viewed at www.sedar.com and will be provided to by TAG Oil to Shareholders free of charge upon request.

Information Concerning TAG Subco

TAG Subco is a wholly-owned subsidiary of TAG Oil incorporated under the BCA on September 11, 2009 under the name “TAG Acquisition Corp.” TAG Subco was created for the sole purpose of facilitating the acquisition of Trans-Orient by TAG Oil under the terms of the Arrangement.

TAG Subco has not, other than executing and delivering the Arrangement Agreement, carried on any business, has no liabilities and no material assets.

TAG Subco’s registered office is located at Suite 2600, Three Bentall Centre, 595 Burrard St., Vancouver, British Columbia, V7X 1L3.

RECENT DEVELOPMENTS

Since the end of the 2009 fiscal year, the following significant events have taken place within TAG Oil’s business.

Public Offerings of Common Shares

There have been no public offerings of TAG Oil Shares since the end of the 2009 fiscal year.

Normal Course Issuer Bid

On July 9, 2009, TAG Oil’s normal course issuer bid announced in September 2008 to purchase up to 1,516,700 TAG Oil Shares was completed through the facilities of TSXV. As a result of the purchase and cancellation of 1,516,500 TAG Oil Shares there are 16,809,722 TAG Oil Shares issued and outstanding as at the date of this Information Circular.

On October 2, 2009, TAG Oil announced the launch of a normal course issuer bid to purchase up to 1,364,582 TAG Oil Shares over a twelve-month period through the facilities of TSXV.

Cheal Acquisition

On October 26, 2009, TAG Oil completed the Cheal Acquisition. As a result of completing the Cheal Acquisition, TAG Oil owns 100% interest in the Cheal Oil Field including the Cheal Oil Field production facility.

Following completion of the Cheal Acquisition, TAG Oil has proceeded to commence reducing operating costs, increasing production at the Cheal Oil Field through optimization and high-grading TAG Oil’s exploration prospects while continuing to mitigate the risk of TAG Oil’s prospects through technical evaluation and strict cost control. TAG Oil believes that a properly executed development plan at the Cheal Oil Field will allow TAG Oil to increase reserve value through optimization and further drilling with a goal of increasing production and recovery factors. TAG Oil’s short-term plan will continue to focus on maximizing value at the Cheal Oil Field so that oil revenues can fund TAG Oil’s development and exploration programs going forward and TAG Oil is identifying other opportunities for growth through acquisitions and through the provision of funding for suitable development opportunities.

For further information, see the business acquisition report of TAG Oil relating to the Cheal Acquisition, which may be downloaded from SEDAR free of charge at www.sedar.com.

DESCRIPTION OF SECURITIES

TAG Oil is authorized to issue an unlimited number of common shares. As at the date of this Information Circular there were 16,809,722 common shares issued and outstanding. The following is a summary of the rights, privileges, restrictions and conditions attaching to the securities of TAG Oil.

Common Shares

The holders of TAG Oil Shares are entitled to receive notice of, and to one vote per share at, every meeting of shareholders of TAG Oil, to receive such dividends as the Board of Directors of TAG Oil declares and to share equally in the assets of TAG Oil remaining upon the liquidation, dissolution or winding up of TAG Oil after the creditors of TAG Oil have been satisfied.

PRIOR SALES

On June 16, 2006, TAG Oil completed a brokered private placement financing of 40,000,000 TAG Oil shares at a price of $0.75 per share for gross proceeds of $30,000,000, and TAG Oil also issued 5,000,000 TAG Oil Shares valued at $0.70 per share based on the closing share price of TAG Oil Shares on the date of issuance, as partial consideration for the acquisition of Cheal Petroleum Limited, PEP 38757 Limited and PEP 38758 Limited.

During the 12-month period leading up to the date of this Information Circular, there have been no issuances of common shares by TAG Oil.

PRICE RANGE AND TRADING VOLUME

See “Price Range and Trading Volume – TAG Oil” in this Information Circular.

RISK FACTORS

An investment in the TAG Oil Shares is highly speculative and subject to a number of risks. In considering whether to vote in favour of the Arrangement Resolution, Trans-Orient Shareholders should carefully consider the information described in this Information Circular, including the risk factors described below. These risk factors, together with all other information included or incorporated by reference in this Information Circular, including information contained in the section “Forward Looking Information”, should be carefully reviewed and considered by Shareholders. In considering the Arrangement, Shareholders should consider the following.

Failure to Locate Commercial Quantities of Hydrocarbons and Geological and Geographic Risks

Exploration for hydrocarbons is a speculative venture necessarily involving substantial risk. There is no certainty that the expenditures incurred on our exploration properties will result in discoveries of commercial quantities of hydrocarbons. TAG Oil’s future success in exploiting and increasing its current reserve base will depend on TAG Oil’s ability to develop its current properties and on its ability to discover and acquire properties or prospects that are producing. But, there is no assurance that TAG Oil’s future exploration and development efforts will result in the discovery or development of additional commercial accumulations of oil and natural gas.

In addition, even if further hydrocarbons are discovered, the costs of extracting and delivering the hydrocarbons to market and variations in the market price may render uneconomic any discovered deposit. Geological conditions are variable and unpredictable. Even if production is commenced from a well, the quantity of hydrocarbons produced inevitably will decline over time, and production may be adversely affected or may have to be terminated altogether if TAG Oil encounters unforeseen geological conditions.

TAG Oil is subject to uncertainties related to the proximity of any reserves that it may discover to pipelines and processing facilities. It expects that its operational costs will increase proportionally to the remoteness of, and any restrictions on access to, the properties on which any such reserves may be found. Adverse climatic conditions at such properties may also hinder TAG Oil’s ability to carry on exploration or production activities continuously throughout any given year.

TAG Oil’s development of oil and gas production facilities is subject to risks that may adversely impact on the commercial viability of the project as the realized revenues from the project may be less than anticipated and the capital and operating costs may be greater than anticipated. The risks to revenue include the development wells not producing predicted rates of oil and gas production, decreases in the market prices of oil and gas, and increased storage and transportation costs.

Marketability and Price of Oil and Natural Gas

The marketability and price of oil and natural gas that may be acquired or discovered may be affected by numerous factors beyond our control. TAG Oil may be affected by the differential between the price paid by refiners for light, quality oil and various grades of oil produced. TAG Oil is subject to market fluctuations in the prices of oil and natural gas, deliverability uncertainties related to access to gas processing facilities, storage, proximity of reserves to pipeline and processing facilities and government regulation relating to prices, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.

Funding Requirements

Oil exploration involves a high degree of technical and commercial risk and is characterized by a continuous need for fresh capital. The development of any reserves found on TAG Oil’s exploration properties may depend upon TAG Oil’s ability to obtain financing through joint venturing of projects, equity financing or utilizing cash flow.

There is no assurance that market conditions will continue to enable TAG Oil to raise funds if required, or that TAG Oil will be able to enter into agreements with third parties to fund permit obligations or be able to renegotiate such obligations. TAG Oil faces competition from other oil companies for oil and gas properties and investor dollars.

TAG Oil believes that its current cash flow from operations is sufficient to satisfy TAG Oil’s expenditure plans and requirements for the foreseeable future. If TAG Oil’s cash flow from operations decreases to a level where it is insufficient to satisfy its capital expenditure plans and requirements or TAG Oil increases its capital expenditure plans and requirements, there can be no assurance that additional equity financing will be available to meet these plans and requirements. If TAG Oil is unable to fund its permit obligations using cash flow, share issues or farm-out agreements or to renegotiate such obligations, TAG Oil may be unable to carry out its plan of operations and may be forced to abandon or forfeit some of its permit interests or reduce or terminate its operations.

Limited Financial Resources

TAG Oil has limited financial resources and, if our business is not profitable, TAG Oil may not be able to raise sufficient funds to sustain, continue or expand our business. Although TAG Oil currently has operating revenues that are sufficient to sustain our exploration and development activities, TAG Oil expects to continue to rely principally on the issuance of common shares to raise funds to finance further business growth. There is no assurance that market conditions will permit us to raise necessary funds on acceptable terms or at all.

History of Losses

During the fiscal year ended March 31, 2009, TAG Oil had a net loss of $18,874,565 and an accumulated deficit of $57,517,923 from its historical operating results. There is no assurance that the business of TAG Oil will be profitable in the future. Management cannot guarantee that TAG Oil will continue to generate revenue in the future. A failure to generate sufficient revenues may cause TAG Oil to eventually terminate operations. TAG Oil has not paid dividends to date, has no current plans to pay any such dividends, and there is no assurance that TAG Oil will pay a dividend at any time in the future.

Dilution

TAG Oil’s Notice of Articles authorizes the issuance of an unlimited number of common shares. TAG Oil expects to continue to rely on the issuance of common shares to raise funds to finance its business. Such additional share issuances may be dilutive TAG Oil’s shareholders.

Environmental Risks

TAG Oil is subject to laws and regulations that control the discharge of materials into the environment, require removal and cleanup in certain circumstances, require the proper handling and disposal of waste materials, or otherwise relate to the protection of the environment. In operating and owning petroleum interests, we may be liable for damages and the costs of removing hydrocarbon spills for which we are held responsible. Laws relating to the protection of the environment have in many jurisdictions become more stringent in recent years and may, in certain circumstances, impose strict liability, rendering TAG Oil liable for environmental damage without regard to negligence or fault on our part. Such laws and regulations may expose us to liability for the conduct of, or conditions caused by others or for acts of TAG Oil that were in compliance with all applicable law at the time such acts were performed. The application of these requirements or the adoption of new requirements could have a material adverse effect on our business, results of operations, financial condition, cash flows and shareholder value.

Carbon Emissions Regime

The New Zealand government is a signatory to the Kyoto protocol and in order to meet the requirements of this protocol, it is in the process of implementing Climate Change initiatives. A proposed bill is now before the New Zealand Parliament and undergoing the consultation process to introduce a cap and trade emissions trading scheme. TAG, along with other members of the oil and gas exploration and production community, is eligible for involvement in the government consultation process.

Title to Properties and Consequences of Failure to Satisfy Prescribed Permit or Licence Terms and Conditions

In all cases, the terms and conditions of the permit or licence granting TAG Oil, or the party from which TAG Oil acquired, the right to explore for, and develop, hydrocarbons, prescribe a work program and the date or dates before which such work program must be done. TAG Oil believes that it is in substantial compliance with all such permits and licenses. However, varying circumstances, including the financial resources available to TAG Oil, equipment availability, and other circumstances beyond TAG Oil’s control or influence may result in the failure to satisfy the terms and conditions of a permit or license and result in the complete loss of the interest in the permit or license without compensation. Such terms and conditions may be renegotiated with applicable regulatory authorities, but there is no assurance that if a term or condition of a license or permit that is required to be satisfied has not been met, that such term or condition will be successfully renegotiated with the applicable authority.

Possible Lack of or Inadequacy of Insurance

TAG Oil maintains insurance against certain public liability, operational and environmental risks on behalf of TAG Oil and where applicable, on behalf of the respective joint venture, but there is no assurance that an event causing loss will be covered by such insurance, that such insurance will continue to be available to TAG Oil, or that the benefits of such insurance will be adequate to cover any liability of TAG Oil.

Effect of Different Currencies

TAG Oil holds cash reserves in Canadian and U.S. dollars and to a lesser extent in New Zealand dollars. TAG Oil expects to incur the majority of our petroleum property expenditures in New Zealand dollars. TAG Oil does not currently hedge its exposure to foreign currency exchange rate changes, although TAG Oil may choose to selectively hedge exposure to foreign currency exchange rate risk in the future. TAG Oil manages some of this risk by shifting a portion of its cash on hand from one currency to another in a timely manner. A decrease in the value of the New Zealand currency against the value of the Canadian and U.S. will be a benefit to TAG Oil. An increase in value of the New Zealand dollar relative to the Canadian or U.S. dollar would have a detrimental effect on TAG Oil as its expenses incurred would, in turn, increase in Canadian and U.S. dollars.

No Title Insurance

The possibility exists that title to one or more properties may be lost due to an omission in the claim of title. TAG Oil does not maintain title insurance and there is no guarantee of title. The properties may be subject to prior unregistered agreements or transfers or native land claims, and title may be affected by undetected defects. TAG Oil has investigated the rights to explore the various oil and gas properties it holds or proposes to participate in and, TAG Oil believes that those rights are in good standing. In addition, many of TAG Oil’s properties are located on private property and may be subject to delays and/or disputes with landowners in certain circumstances. Such delays/disputes may affect TAG Oil’s ability to explore for, produce or develop its oil and gas properties.

Uncertainty of Reserves Figures

Actual results of production expenditures, revenues and reserves will likely vary from estimates, and these variances may be material. Estimates of oil and gas reserves referred to below are interpreted through geological, petro-physical and reservoir engineering data. Such interpretations are inherently uncertain, as are the projections of future rates of production and timing of development expenditures. The accuracy of the reserves estimates is a function of the quality of available data, engineering and geological interpretation and judgment. Factors such as historical production from the area compared with the production from other producing areas, assumed effects of governmental regulations, assumptions of future oil and gas prices, future operating costs, development costs and remedial workover costs, will affect the estimates of economically recoverable quantities and of future net cash flow. Any significant variance in the assumptions could materially affect the estimated quantity and value of reserves. TAG Oil’s reserves are evaluated by an independent reserves evaluator each year. Copies of TAG Oil’s technical reports prepared by Sproule may be viewed on SEDAR at www.sedar.com.

Competition

The oil and gas industry is highly competitive. TAG Oil encounters strong competition from other independent operators and from major oil companies in acquiring oil and natural gas properties suitable for exploration, development, production, contracting for drilling equipment, securing trained personnel and for capital to finance such activities. Many of these competitors have financial resources and personnel resources available to them that are substantially larger than that of TAG Oil. The availability of a ready market for any oil and gas that may be discovered by TAG Oil depends on numerous factors beyond its control, including the proximity and capacity of natural gas pipelines, oil storage capabilities and the effect of regional or national regulations.

Certain of TAG Oil’s customers and potential customers are themselves exploring for oil and natural gas, and the results of such exploration efforts could affect TAG Oil’s ability to sell or supply oil or gas to these customers in the future. TAG Oil’s ability to successfully bid on and acquire additional property rights, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will be dependent upon developing and maintaining close working relationships with industry participants and joint venture parties and its ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.

Foreign Jurisdiction Risks; Governmental Laws and Local Conditions

Claims of aboriginal peoples in New Zealand may adversely affect the rights or operations of TAG Oil and there is no assurance that governmental regulation will not vary, including regulations relating to prices, royalties, allowable production, environmental matters, import and export of hydrocarbons and protection of water resources and agricultural lands. TAG Oil’s exploration interests in New Zealand are subject to regulations that relate directly and indirectly to our operations, including title to the petroleum interests, production, marketing and sale of hydrocarbons, taxation, environmental matters, restriction on the withdrawal of capital from a country and other factors. There is no assurance that the laws relating to the ownership of petroleum interests and the operation of TAG Oil’s business in New Zealand will not change in a manner that may materially and adversely affect TAG Oil’s business.

Value of Properties

The amounts attributed to TAG Oil’s properties in its financial statements represent acquisition and exploration expenditures to date, and should not be taken to in any way reflect realizable value.

Difficulty of U.S. Shareholders to Enforce Legal Proceedings Against Foreign Directors

TAG Oil is incorporated under the laws of British Columbia, Canada, and all four of TAG Oil’s directors and officers are residents of Canada. Consequently, it may be difficult for U.S. shareholders to effect service of process within the U.S. upon TAG Oil or upon its directors or officers, or to realize in the U.S. upon judgments of U.S. courts predicated upon civil liabilities under the Exchange Act. Furthermore, it may be difficult for shareholders to enforce judgments of the U.S. courts based on civil liability provisions of the U.S. federal securities laws in a foreign court against TAG Oil or any of TAG Oil’s non-U.S. resident officers or directors.

Labour Requirements

TAG Oil may be required to hire and train local workers in its petroleum and natural gas operation. Some of these workers may organize into labour unions and any strike or labour unrest could adversely affect TAG Oil’s ongoing operations and its ability to explore for, produce and market its oil and gas production.

Operators and Key Employees

TAG Oil is a majority interest owner in two of its three properties and has operatorship in the property in which it does not have a majority interest in, which means that TAG Oil can control the timing of activities related to such properties.

In addition, the success of TAG Oil largely depends upon the performance of its key employees and on the advice and project management skills of various consulting geologists, geophysicists and engineers retained by TAG Oil from time to time. Although there are other personnel available in the sector who could replace TAG Oil personnel there is likely to be some difficulty in finding immediate replacements of suitable caliber.

Conflicts of Interest

Certain of the directors of TAG Oil are or were directors and/or officers of other companies engaged in the petroleum exploration and development or related industries. Currently, TAG Oil has a common director and a common officer with Trans-Orient. Additionally, two directors of TAG Oil are currently employed by a subsidiary of Trans-Orient. It is possible that conflicts of interest may arise between their duties as director and/or officer of the other companies, and as director or officer of TAG Oil. TAG Oil may also make application for interests in petroleum properties with companies with which it is associated, or may become associated. The percentage participation of TAG Oil and any other company in a property is determined by the board of directors of each such company independently, using the best business judgment of the TAG Oil Board. Persons who are not willing to rely on the discretion and judgment of management and the TAG Oil Board and any companies with which it is associated, or may become associated should not consider a purchase of our securities.

Furthermore, under TAG Oil’s Articles and the relevant legislation, any such conflict of interest is required to be disclosed and any contract in which a director or officer has a material interest must be referred to the TAG Oil Board for approval, and the interested director will not vote on any resolution giving such approval. TAG Oil requires confidentiality obligations from all officers, employees and consultants.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

TAG Oil is a “venture issuer” as that term is defined under NI 52-110. NI 52-110 requires TAG Oil, as a venture issuer, to disclose certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following.

The Audit Committee’s Charter

The audit committee has a charter. A copy of the audit committee’s charter is attached to TAG Oil’s Information Circular dated July 15, 2005, and may be downloaded without charge from SEDAR at www.sedar.com.

Composition of the Audit Committee

TAG Oil is required under the rules of the TSXV to have an audit committee comprised of not less than three directors, a majority of whom are not officers, control persons or employees of TAG Oil or an affiliate of TAG Oil. TAG Oil’s current members of the audit committee are Messrs. John Vaccaro, Dan Brown and Giuseppe (Pino) Perone.

TAG Oil is required to disclose whether the members of its audit committee are “independent” and “financially literate” within the meaning of NI 52-110.

NI 52-110 provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with TAG Oil, which could in the view of the TAG Oil Board, reasonably interfere with the exercise of the member’s independent judgment. Mr. Vaccaro is independent within the meaning NI 52-110. Messrs. Brown and Perone are not independent within the meaning NI 52-110 because they are employees of DLJ Management Corp. that provides office space management, accounting and reporting services to TAG Oil.

NI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by TAG Oil’s financial statements. All members of the audit committee are considered to be “financially literate” in the context of TAG Oil’s operations.

Audit Committee Oversight

The audit committee has not made any specific recommendations to the TAG Oil Board to nominate or compensate any external auditor.

Relevant Education and Experience

Relevant information regarding the education and experience of the members of TAG Oil’s audit committee is set out as follows, which has been supplied by the respective audit committee members:

Mr. John Vaccaro has been a member of the TAG Oil Board since June 11, 2008. Mr. Vaccaro has over 20 years of experience in the financial services industry where he directed and provided investment consulting to high net worth individuals as well as corporate and institutional clients. He acted as a senior investment executive with CIBC Wood Gundy from January 2002 to March 2007. Mr. Vaccaro has since established a private client consulting practice in the financial services sector, Yield Management Consultants, and acts as Managing Partner and a consultant for the practice. Mr. Vaccaro is also an active a member of the Fellowship of the Canadian Securities Institute and holds a degree from the University of British Columbia in Urban Land Economics with double Majors.

Mr. Dan Brown has been a member of the TAG Oil Board since July 20, 2007. Mr. Brown has been a controller in the oil and gas industry for a number of years and has also provided corporate accounting services to public and private companies for more than seven years. Mr. Brown has also been a director of certain public companies operating in the oil and gas industry.

Mr. Giuseppe (Pino) Perone has been a member of the TAG Oil Board since July 20, 2007. Mr. Perone is currently practicing as a corporate lawyer for a group of public companies and has legal experience in a variety of corporate and commercial matters. Mr. Perone obtained a B.A. with Distinction in Sociology from the University of Victoria in 2001 and an LL.B. from the University of Alberta in 2005, and has previously articled at the law firm of Lang Michener LLP in their Vancouver, British Columbia office. Mr. Perone is also an active member of the Law Society of British Columbia and the Canadian Bar Association.

Reliance on Certain Exemptions

Since the commencement of TAG Oil’s most recently completed financial year, TAG Oil has not relied on:

(a)	the exemption in section 2.4 (De Minimis Non-audit Services) of NI 52-110; or

(b)	an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions) of NI 52- 110.

Pre-Approval Policies and Procedures

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees

The audit committee has reviewed the nature and amount of the non-audited services provided by DeVisser Gray and TAG Oil’s New Zealand auditor BDO Spicers, Chartered Accountants and Advisors (“BDO Spicers”), to ensure auditor independence. Fees incurred with DeVisser Gray and BDO Spicers for audit and non-audit services in the last two fiscal years for audit fees are outlined in the following table:

Nature of Services	Fees Paid to Auditor in Year Ended March 31, 2008	Fees Paid to Auditor in Year Ended March 31, 2009
Audit Fees(1)	$42,104	$36,196
Audit-Related Fees(2)	$7,674	$788
Tax Fees(3)	$2,000	$2,000
All Other Fees(4)	Nil	Nil
Total	$51,778	$38,984

Notes:

(1)

“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of TAG Oil’s consolidated financial statements and include both the fees of the Company’s principal auditor, DeVisser Gray, and BDO Spicers. Audit fees also include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)

“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	“All Other Fees” include all other non-audit services.

Exemption

TAG Oil is relying on the exemption provided by section 6.1 of NI 52-110 which provides that TAG Oil, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

AUDITORS, REGISTRAR AND TRANSFER AGENT OF TAG OIL

The auditors of TAG Oil are DeVisser Gray LLP, of Vancouver, British Columbia. The registrar and transfer agent for TAG Oil is Computershare Investor Services Inc. at its principal office in Toronto, Ontario.

INTERESTS OF EXPERTS

The persons and companies that have prepared certain sections of this Information Circular, or are named as having prepared or certified a report, valuation, statement or opinion in this Information Circular are DeVisser Gray, BDO Spicers, Stephen Semeniuk and Sproule. As at the date hereof, none of the aforementioned persons and companies beneficially own, directly or indirectly, common shares of TAG Oil.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, officer or promoter of TAG Oil or, to the knowledge of management of TAG Oil, shareholder holding enough securities to materially affect the control of TAG Oil has had any material interest, direct or indirect, in any transaction completed since the completion of the most recent financial year of TAG Oil or in any proposed transaction which has materially affected or would materially affect TAG Oil or any of its subsidiaries.

ADDITIONAL INFORMATION

Additional information relating to TAG Oil is available on the internet on SEDAR at www.sedar.com. TAG Oil Shareholders may contact TAG Oil to request copies of TAG Oil’s financial statements and management discussion and analysis by sending a written request to TAG Oil at Suite 2901, 1050 Burrard St., Vancouver, British Columbia, V6Z 2S3. Financial information is provided in TAG Oil’s comparative financial statements and management discussion and analysis for the financial year ended March 31, 2009 and may be viewed on the SEDAR website at www.sedar.com.

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APPENDIX D

TRANS-ORIENT FAIRNESS OPINION

Stephen W. Semeniuk, CFA
Capital Research & Consulting

Trans-Orient Petroleum Ltd.

Fairness Opinion on the Proposed Arrangement

With TAG Oil Ltd.

Prepared by: Stephen W. Semeniuk, CFA

Submitted: September 15, 2009

3845 Southridge Avenue, West Vancouver, B.C. V7V 3H9
Phone 604.926.6481 Email stephen_semeniuk@shaw.ca

Summary and Conclusions

The accompanying report is the Fairness Opinion on the proposed business Arrangement whereby Trans-Orient Petroleum Ltd. ('Trans-Orient') is to be acquired by TAG Oil Ltd. ('TAG'). Under the Arrangement, the holders of Trans-Orient common shares will receive 1.0 common share of TAG for each 2.8 Trans-Orient common shares held. All outstanding Trans-Orient options and warrants will be exchanged for options and warrants of TAG in an amount and at exercise prices adjusted in accordance with the same exchange ratio. On completion of the Transaction, current Trans-Orient shareholders will own 43.74% of TAG shares when calculated on the basis of the companies' outstanding shares on September 15, 2009.

The companies have already combined operations and technical staff in New Zealand. The Arrangement will formalize the process of uniting certain operating functions into a larger company that will provide potential investors with development potential as well as exploration exposure to two basins in New Zealand. The companies have over a decade of experience in New Zealand and have accumulated an extensive technical data base. TAG has become the operator of the Cheal oil field and intends to accelerate the development of that asset.

The terms of the Arrangement can be justified to Trans-Orient shareholders on the basis that the exchange share exchange ratio is based on the weighted average share trading values of respective companies' shares for the twelve week period prior to the date of this report as well as the underlying net asset value of the companies' shares. Due to the discontinuity of trading in Trans-Orient shares compared to the higher dollar value volume in trading of TAG shares, more weighting was placed on the net asset values of the respective shares relative to the average ratio of the weekly closing market prices of TAG and Trans-Orient shares. On this basis, the share exchange ratio calculated under the unweighted market and adjusted net asset ratios of 1.9 and 3.1 resulted in a ratio of 2.7 Trans-Orient shares to 1.0 TAG shares. An equal weighting of both values would have resulted in a ratio of 2.5 to 1.0. When additional value was allowed for TAG's 3P reserve potential, the adjusted net asset value ratio was increased to 3.4 to 1. Under this assumption the resulting weighted ratio became 2.9 Trans-Orient shares for each 1.0 TAG share. The propose exchange ratio of 2.8 Trans-Orient shares for each 1.0 TAG share falls with the range of 2.7 to 1.0 and 2.9 to 1.0 considered as appropriate by the writer.

The Arrangement between Trans-Orient and TAG will result in a larger company with operating and exploration expertise in New Zealand. TAG will then provide exploration exposure of about 2.275 million acres onshore and offshore in the East Coast Basin as well as a 100% interest in the producing Cheal oilfield in the Taranaki Basin, an area currently accounting for almost all of New Zealand's oil and gas production. As a larger company with oil production as well as significant exploration exposure, TAG will provide greater investor appeal compared to TAG and Trans-Orient continuing separately without combining. This fact could lower TAG's cost of capital in any future financings and raise interest in the company as a potential joint venture partner.

As TAG shares trade in higher volumes and values relative to Trans-Orient shares, shareholders will have greater liquidity for their investment, either to dispose of their interests or to add to their positions. The increased liquidity under the Arrangement has value implications not fully reflected in the net asset value and market price comparisons made by the writer.

Based on the above information, observations and analyses by the writer as well as other relevant factors applying to the companies, **it is the writer's considered opinion that the proposed exchange ratio under proposed Arrangement of 1.0 TAG share for every 2.8 Trans-Orient shares is fair, from a financial point of view, to Trans-Orient and its shareholders as a whole and to the minority non-controlling shareholders of the company.** This opinion is given for the exclusive use of the Board of Directors of Trans-Orient and the company's shareholders and is given as of this date. The writer reserves the right to amend or withdraw the conclusions reached in this report, if a material change occurs in any of the facts, representations and reports which have been relied upon in preparing this Fairness Opinion.

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September 15, 2009

Special Committee of the Board of Directors
Trans-Orient Petroleum Ltd.
Suite 404 - 999 Canada Place
Vancouver, BC V6C 3E2

Gentlemen:

Re: Proposed Plan of Arrangement with TAG Oil Ltd.

Introduction

You have asked the writer to provide a fairness opinion on the proposed plan of arrangement ('Arrangement') by which Trans-Orient Petroleum Ltd. ('Trans-Orient') is to be acquired by TAG Oil Ltd. ('TAG') by way of a share exchange. Under the Arrangement, the holders of Trans-Orient common shares will receive 1.0 TAG common share for each 2.8 common shares held. All outstanding Trans-Orient options and warrants will be exchanged for options and warrants of TAG in an amount and at exercise prices adjusted in accordance with the same exchange ratio.

The share exchange ratio was established by the companies' after due consideration of the companies' recent share trading prices on the TSX Venture Exchange ('TSX-V') as well as the underlying adjusted net asset values of the companies. As of August 27, 2009, there were 36,595,225 Trans-Orient common shares outstanding and TAG's capitalization consisted of 16,809,722 common shares. On completion of the Arrangement, TAG will have 29,879445 common shares issued and outstanding of which current Trans-Orient shareholders will own approximately 43.74%.

The companies have already combined key operations and staff in New Zealand. The proposed Arrangement will formalize the process of uniting certain operating functions into a larger company that will provide potential investors with development potential as well as exploration exposure to two basins in New Zealand. The companies have over a decade of experience in New Zealand and have accumulated an extensive technical data base. TAG will become the operator of the Cheal oilfield on completion of the acquisition of the remaining interest from the operator's receivers and intends to accelerate the development of the oilfield as well as increase the pace of exploration.

Background of Trans-Orient Petroleum Ltd.

Trans-Orient is an exploration stage company conducting oil and natural gas exploration in New Zealand. Trans-Orient was incorporated in British Columbia on July 25, 1986 as Palo Duro Exploration Ltd. The Company's name was changed to Stoney Creek Mines Ltd. on July 15, 1988 and on June 30, 1992, to Cyn-Tech Ventures Ltd. and on June 29, 1995 to Consolidated Cyn-Tech Ventures Ltd. The name changes involved consolidations of three for one in 1992 and five for in 1995. On June 27, 1996, the Company split its shares on a three new for one old basis and changed its name to its Trans-Orient and was re-domiciled in the Yukon Territory as of September 26, 1997, by way of continuance under the *Business Corporations Act* (Yukon). On January 16, 2006,

4

Trans-Orient again re-domiciled to British Columbia by way of continuance under the *Business Corporations Act* (British Columbia). Trans-Orient currently has no producing properties and none of its properties contain any proven oil or gas reserves.

On November 8, 2006, Trans-Orient acquired two onshore petroleum exploration permits (PEP 38348 and PEP 38349) from the Government of New Zealand and a third permit PEP 50940 was added in April 2009 and covers an additional 112,000 acres in New Zealand's lightly explored East Coast Basin. PEP 50940 is located in the northern, oil prone area of the East Coast basin where local oil and gas seeps confirm the existence of an active hydrocarbon system. This new permit complements the unconventional fractured oil-shale opportunities that Trans-Orient has identified on the company's adjoining permit PEP 38348. The combined coverage of Trans-Orient's 100% interests in its three permits is 2,275,902 net acres.

During the fiscal year ended on July 31, 2007, Trans-Orient completed two private placements for gross proceeds of $10.45 million. The Company is focused on exploring both conventional and unconventional oil and gas prospects located in the East Coast Basin of New Zealand. Trans-Orient states that its capital program is flexible and can be modified to address prevailing economic conditions and opportunities. Although the Company has not drilled any wells, several wells in its permit areas have encountered shales in the past and oil seeps are present on both of Trans-Orients onshore permits.

Trans-Orient has acquired more than 50 kilometres of 2D seismic over specific portions of both permits and has identified a number of drilling prospects, three of which the Company intends to drill this year. The Company has received a report from Sproule International Limited ('Sproule') entitled 'Technical Assessment of the Undiscovered Hydrocarbon Resource Potential of PEP 38348 and 38349 Onshore East Basin New Zealand' dated May 31, 2008 (the 'Technical Report') on both of its prospects where the Company holds 100% working interests. The Technical Report and identifies numerous structural traps, and potential reservoirs that include Miocene shell and turbidite fan sandstones with porosities of 20% or more and very porous shallow-marine Pliocene limestones. The mid-case estimate of in-place undiscovered resource potential on the Trans-Orient permits was estimated by Sproule to be 1.7 billion barrels (unrisked) of oil equivalent ('boe'), on the basis of currently defined prospects and leads.

Background of TAG Oil Ltd.

TAG Oil Ltd. is a Canadian-based oil and gas producer and explorer currently focused on development activities in the onshore portion of the Taranaki Basin of New Zealand. TAG was incorporated In British Columbia on December 12, 1990 under a numeric name. The company's name was changed to Aldus Energy (Canada) Corp. on January 28, 1991 and to Aldus Energy Corp. on April 4 1991. Subsequently, on July 18, 1991 the latter name was changed to Durham Energy Corp. and to Durum Cons. Energy corp. as of October 27, 1998. The current name 'TAG Oil Ltd.' was adopted on June 12, 2002.

TAG has focused on oil and gas exploration since its inception. The company has held exploration interests in Canada, Australia, New Zealand and Papua New Guinea. Effective June 1, 1999, the company sold its main Canadian interests in the Karr

5

properties in Alberta including minor interests in a gas processing plant and related gas gathering facilities and interests in 70,720 undeveloped acres for $1.1 million. On September 21, 2000, the company voluntarily delisted from the TSX-V, then known as the Canadian Venture Exchange but continued to trade over-the-counter ('OTC') in the United States after filing its initial 20-F registration statement with the SEC. TAG was relisted on TSX-V effective July 18, 2005. TAG shares graduated to Tier-1 status on TSX-V effective September 29, 2008,

TAG has held various exploration interests in New Zealand since 2000, primarily in the Canterbury Basin. The company's first direct involvement in the Taranaki Basin was in 2005 when the company with partner Austral Pacific Energy Ltd. ('Austral Pacific') acquired the interests of Tap (New Zealand) Pty Ltd. located in the onshore portion of the Taranaki Basin. The permits had actually been relinquished by Magellan Petroleum (NZ) Ltd. In fiscal year 2006, TAG (with partners) drilled a number of exploration wells and made its first hydrocarbon discoveries at SuppleJack-1 and SuppleJack South-1A. Both wells were later deemed as not being commercial.

More significantly, on June 16, 2006, TAG announced the completion of the acquisition of 100% of Cheal Petroleum Limited, PEP 38757 Ltd. and PEP 38758 Ltd. from South Pacific Lease Operations Ltd. ('South Pacific'). Through this transaction, TAG acquired a 30.5% interest in the proven Cheal Oil Field (PEP 38738-S), and a 15.1 % interest in PEP 38738-D, which holds the Cardiff Deep gas discovery, both situated in the Taranaki Basin.

The Cheal acquisition included two wells about to be placed into production, and four development and appraisal wells that were to be drilled as part of an underway development plan for the field. The two existing wells (Cheal A-3X and Cheal A-4) had produced 37,000 barrels and 54,000 barrels of oil respectively, averaging over 300 bbls/day each on intermittent 2005 testing. Funds for TAG's original acquisition of the Cheal interests and subsequent work commitments were provided by a series of financings that raised $20.37 million during the 2006 fiscal year followed by an additional $28.05 million in the 2007 fiscal year.

Sproule had assigned the Cheal oil pool gross proved undeveloped reserves of 1,589,700 boe, and gross probable reserves of 1,830,000 boe (together, 2P). Sproule had reported another 1,592,500 boe of gross possible reserves for a 3P reserve total of 5,012,200 boe of which the net assigned to TAG amounted to 1,528,721 boe. The consideration for the acquisition of Cheal Petroleum included a cash component of approximately $12.8 million and 5.0 million TAG shares and an overriding 0.775% royalty on PEP 38738-D production.

At the date of this report there are six wells producing at the Cheal oil field (TAG: 30.5%). TAG has been focused on completing the acquisition of the remaining 69.5% interest in the Cheal field from the receiver appointed to Austral Pacific after that company was unable to restructure debt pursuant to the extension of its loan facility with Investec Bank (Australia) Ltd. ('Investec'). On April 30, 2009, Austral Pacific announced that it had agreed with its lender to the appointment of a receiver. Investec is owed approximately US$16.8 million, which amount is now due for payment after the expiry of the previously announced standstill arrangements.

Upon increasing its ownership position in the Cheal field to 100%, TAG intends to

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reduce operating costs, increase production at Cheal field through optimization and prioritizing the company's exploration prospects. TAG believes that a revised development plan will increase the reserve value of the Cheal field through optimization and new drilling aimed at increasing recovery and production. Such actions were not undertaken under Austral Pacific's cash constraints. The maximizing of output from the Cheal field will ultimately fund TAG's ongoing development and exploration programs.

Overview of New Zealand's Petroleum Sector

According to various Government publications, hydrocarbons are found in most of New Zealand's sedimentary basins. But only since the 1960s have oil and gas production become significant to the country's economy and fuel needs. New Zealand's oil and gas is currently produced from 21 petroleum mining licences/permits and fields all located in the Taranaki Basin. New Zealand's estimated remaining producing field reserves, as at 1 January 2006, were some 55 million barrels of oil (mmbbls) and 1048 billion cubic feet (bcf) of gas (initially 407 mmbbls of oil and 5621 bcf of gas). Non-producing field reserves contain additional estimated reserves of 147 mmbbls of oil and 1144 bcf of gas. See below.

NORTHLAND BASIN
WANGANUI BASIN
TASMAN SEA
TARANAKI BASIN
EAST COAST BASIN
WEST COAST BASIN
SOUTH PACIFIC OCEAN
CANTERBURY BASIN
WEST SOUTHLAND BASIN
GREAT SOUTH BASIN

The Taranaki Basin has been the main focus for hydrocarbon exploration and production in New Zealand. The first well was drilled in 1865 and petroleum has been continuously produced from the basin since about 1900. The modern era of exploration and production began in 1959 with the discovery of the gas-condensate field at Kapuni on the Taranaki Peninsula. Subsequently, the third offshore well drilled in New Zealand discovered the 'giant' Maui gas-condensate field in 1969. More recently offshore oil discoveries were made with the Tui and Maari fields along with the Kupe and Pohokura gas discoveries. There have also been a number of smaller discoveries onshore in Taranaki Basin with the Turangi, Rimu and Kauri fields.

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All other New Zealand basins have been explored with varying efforts since the early 1900s. Oil seeps are evident in most basins and exploration drilling has encountered many structures with hydrocarbon potential. An onshore gas discovery was made in the East Coast Basin in 1998, while sub-commercial discoveries have also been made in the offshore Canterbury and Great South basins. According to the Government's Crown Minerals website, to present approximately 500 million barrels of oil and 7 trillion cubic feet of natural gas have been discovered in the Taranaki Basin with fewer than 500 exploration wells.

New Zealand's oil export earnings reached a record high level in 2008 climbing to third behind only dairying and meat exports and well above the country's wine exports of NZ$903 million. In comparison, New Zealand's exports of dairy products of $9.3 billion accounted for 21.6% of total merchandise exports in 2008 while meat was the next largest at 12% then followed by oil.

Other 2008 oil production statistics published by Crown Minerals show that crude oil, condensate and naptha production was 21.3 million barrels. This was just under the New Zealand oil industry's record output in 1997 of 21.5 million barrels when the former Maui B crude oil field reached peak output. Other information in the latest Energy Data File published by the Ministry of Economic Development's Energy Information section indicates that when expressed in petajoule energy terms, 2008 oil production was 128 PJ, ahead of the previous record high of 121PJ in 1997. Strong flows of crude oil from the Tui oil field and condensate from the Pohokura wet gas field accounted for most of the increased output. The Tui accounted for 65% of 2008 production; the Pohokura field provided 20.7% while the Maui field slipped to 8% of production. The Energy Data File notes that full production from the new offshore Maari oilfield was expected to add 35,000 bbls a day to New Zealand's oil production in 2009.

Reasons for the Transaction

Trans-Orient and TAG have proposed the Transaction to combine their respective petroleum interests in New Zealand into one larger company. Trans-Orient and TAG have certain members of management and directors in common and the companies had already announced that the two companies had expanded their operations in New Zealand by moving their technical and operational base to New Plymouth, located in the Taranaki region. The move is intended to create a strong regional technical and exploration team particularly as TAG, on becoming the operator of the Cheal oilfield, intends to accelerate the development of the field as well as increase the pace of exploration. TAG and Trans-Orient have over a decade of experience in New Zealand and collectively have accumulated an extensive technical data base. The companies have decided on a single operations manager for both companies and the chief operating officer of Trans-Orient will relocate to New Zealand to provide continuing technical support for the companies.

The Arrangement should increase market interest and facilitate any future fund raising that might be required to support the companies' combined oil and gas exploration and development activities. Post Arrangement, TAG will be a larger oil and gas producing company with proven management and technical expertise in New Zealand's main oil and gas production area. The Arrangement will provide current Trans-Orient shareholders with exploration exposure to TAG's lower risk prospects located in the

8

Taranaki Basin. Trans-Orient's activities have been focussed on other less explored areas.

Assignment

The writer was engaged by the Special Committee of the Trans-Orient Board of Directors to provide a fairness opinion on the proposed Arrangement.

In connection with the preparation of this fairness opinion, the writer has not, nor has he been requested to, complete an independent estimate of the likely value of TAG shares or the likely trading range of the shares after considering the effects of the Arrangement. The Trans-Orient Board of Directors believes that market interest and future fund raising activities to support the Company's oil development and exploration and capital raising activities will be facilitated through the Arrangement with TAG. Being part of a larger entity with multiple exploration projects throughout New Zealand is expected to facilitate future fund raising with less implicit dilution than what might occur, if Trans-Orient as well as TAG were to continue separately as a smaller companies.

Definition of Value

Normally, the definition of value that applies for the purposes of a valuation report or fairness opinion is 'Fair Market Value'. This concept of value, assuming a going concern scenario, is the highest price obtainable, expressed in terms of money, in an open and unrestricted market between knowledgeable, prudent and willing parties, dealing at arm's length, who are fully informed and not under compulsion to transact.

Junior oil and exploration companies, like Trans-Orient, typically do not have operating sources of revenue but they are faced with significant cash outflows arising out of ongoing exploration commitments. If such companies are able to finance their activities by accessing internal or external sources of funding, the going concern criterion is appropriate. TAG, in contrast, is an operating company with a source of cash flow.

The issue of fairness applying to arrangements between companies is usually based on the values that can be attributed to shareholders' ownership rights. On a post-Arrangement basis, the pro rata tangible and intangible values attributed to such shareholders' interests should equate to or exceed the prior amount of such values. The risk reduction attribute of some business transactions is generally regarded as a value enhancing attribute.

Credentials and Independence of Valuator

The writer is a CFA® charter holder who has been granted a Master of Business Administration degree in finance from Michigan State University and is experienced in the valuation of listed and unlisted companies and their assets, having held Director of Research and Vice President, Research positions with several Canadian based investment dealers. The writer is a past director of the Canadian Council of Financial Analysts and since 1991 has been providing financial research and consulting services to members of the legal profession, investment dealers and industry.

9

In this present capacity and previously, while in the employ of others, the writer has prepared a variety of valuations and fairness opinions on mining properties, other assets and businesses as prescribed under various provincial securities regulations. These assignments have been undertaken for various clients in the mining industry as well as in other sectors. The writer meets the independence requirements as set out in Part 6 of Multilateral Instrument 61-101 – *Protection of Minority Security Holders in Special Transactions.*

Relationship of Writer with Interested Parties

The writer has no past, present or intended interest in the shares and properties of the companies. The writer is not an insider, associate or affiliated with Trans-Orient or with TAG. The writer has not acted as an advisor to the companies or to their respective affiliates and shareholders in connection with the Arrangement.

Additionally, there are no understandings, commitments or agreements between the writer, Trans-Orient or the latter's respective predecessor and subsidiary companies and affiliates with respect to future business dealings. The writer may in the future - in the course of conducting financial advisory services to a broad spectrum of corporate clients - perform financial and research services for companies referred to in the preparation of this report.

Scope of the Review

In performing this assignment, the writer relied on information provided by the managements of Trans-Orient and TAG and referred to publicly available information on Trans-Orient and TAG either provided by the companies such as press releases and other recent filings the companies have made that are available from public sources or available to the writer through subscription. Other information on Trans-Orient and TAG and their respective share trading data was accessed through Canada Stockwatch.

In the course of this engagement, the writer held a number of discussions with the respective managements of Trans-Orient and TAG. The writer had access to all information requested from the companies and no suggestions were requested of or offered by the companies as to the approach or methodology used in the preparation of this fairness opinion. Documents and sources of information accessed by the writer include:

- Arrangement Agreement by the companies in draft form
- Trans-Orient, Consolidated Interim Consolidated Financial Statements and management discussion and analysis ('MD&A') for the three and nine month periods ended April 30, 2009 and 2008
- Trans-Orient, Form 20-F for the fiscal year ended July, 31, 2008 as well as other Form 20-Fs submitted as Annual Information Forms (AIF)
- Trans-Orient, TSX-V, Form 2B – Listing Application dated October 28, 2008
- Sproule International Limited, 'Technical Assessment of the Undiscovered Hydrocarbon Resource Potential of PEP 38348 and 38349 Onshore East Basin New Zealand' dated May 31, 2008

10

- AJM Petroleum Consultants, Resource Estimation and Economic Evaluation East Coast Basin, New Zealand dated October 10, 2008
- Sproule International Limited, 'Evaluation of P&NG Reserves of TAG Oil Ltd. in the Cheal Area of New Zealand (as at March 31, 2009)'
- TAG, Consolidated Financial Statements for the full year periods ended on March 31, 2009 and March 31, 2007 and quarterly report for the period ended June 30, 2009
- Project descriptions, maps, press releases and other information available on the companies' websites as well as other sources
- TAG, Form 20-F for fiscal years 2008 and 2007
- TAG, Form 51-102F3 dated June 16, 2006 relating to the acquisition of Cheal Petroleum Limited from South Pacific
- Durum Cons. Energy Corp., 2000 Annual Report
- Austral Pacific Energy Ltd., Annual Information Form dated March 24, 2009
- Austral Pacific Energy Ltd., selected press releases and share trading price data as carried by Canada Stockwatch
- Information on the Cheal oilfield provided on the Austral Pacific website
- Trading data for Trans-Orient and TAG common shares available on Canada Stockwatch.

Considerations as to Fairness

In assessing the fairness of the Arrangement, the writer has analyzed, reviewed and considered numerous factors. Among these are the following:

- the recent past trading volumes and prices of Trans-Orient and TAG shares on TSX-V and the relative pricing of the shares subsequent to TAG's announcement on June 17, 2009, of its agreement to acquire the remaining 69.5% interest in the Cheal permits from the receivers to Austral Pacific
- TAG's planned work budget for the Cheal permits from 2009 onwards
- the respective working capital positions of the companies and the exploration and development and financing requirements of Trans-Orient and TAG
- the potentially improved liquidity position the Arrangement provides to Trans-Orient shareholders as their shares will be exchanged for shares of TAG shares that trade in relatively greater volumes and dollar amounts than Trans-Orient shares thereby increasing interest and visibility of their share holdings in TAG on completion of the Arrangement
- additionally, Trans-Orient shareholders acquiring TAG shares may be able to dispose of their shares or acquire additional shares in the public market place much easier than if they continued to hold shares in an smaller entity
- the dilution implications inherent in the Arrangement as Trans-Orient shareholders, as a group, will hold approximately 43.74% of TAG when calculated on the basis of companies' outstanding shares on the announcement of their Arrangement agreement

Recent Trading History of Trans-Orient and TAG Shares

Shown below are the weekly high, low and closing prices and volumes for Trans-Orient and TAG shares subsequent to the TAG's announced intent on June 17th to acquire the remaining 69.5% interest in the Cheal oil and gas field permits from the receivers to Austral Pacific. The comparison period ends on Friday, September 4th, the last full week of trading prior to the companies' announcement of their proposed Arrangement made on Monday September 16th. Weeks are dated by the Monday of each week.

The companies established the share exchange ratio under the Arrangement on the basis of the respective weighted average prices of the companies' shares as well as on the underlying adjusted net asset values of the companies.

TAG wk. of	Volume	High	Low	Close
08/31	367,600	0.53	0.38	0.50
08/24	94,036	0.40	0.37	0.40
08/17	221,160	0.40	0.38	0.39
08/10	15,706	0.45	0.425	0.45
08/03	74,080	0.44	0.38	0.44
07/27	34,640	0.45	0.385	0.42
07/20	7,592	0.45	0.42	0.43
07/13	18,600	0.45	0.385	0.45
07/06	41,200	0.47	0.425	0.425
06/29	41,470	0.465	0.40	0.44
06/22	88,000	0.43	0.38	0.39
06/15	191,288	0.51	0.335	0.41
Total	1,195,372			

Trans-Orient wk. of	Volume	High	Low	Close
08/31	1,892	0.23	0.23	0.23
08/24	19,000	0.25	0.235	0.24
08/17	20,014	0.25	0.24	0.24
08/10	35,195	0.27	0.245	0.27
08/03	79,700	0.25	0.215	0.25
07/27	6,700	0.20	0.19	0.20
07/20	no trades			
07/13	100,000	0.30	0.27	0.27
07/06	5,500	0.24	0.23	0.24
06/29	32,500	0.36	0.20	0.24
06/22	63,849	0.36	0.15	0.18
06/15	96,235	0.15	0.13	0.15
Total	460,585			

Volume-wise, trading in TAG shares appears to have increased since the end of July while the trading in Trans-Orient shares has decreased. In terms of respective share volumes, the 1,195,372 TAG shares traded in the observation period from June 15th to September 4th represented approximately 2.6 times the number of Trans-Orient shares that were traded in the same period. The table that follows on the next page shows the ratios of the respective high, low and closing share prices calculated based on the

12

information shown in the two above tables. As the average ratio of the weekly closing prices for TAG share prices to Trans-Orient share prices is approximately 1.93 to 1.0, the dollar value of trading in TAG shares exceeds the dollar value trading in Trans-Orient shares by a factor of approximately 5 times (i.e. 2.6 x 1.93).

The underlying assumption of referring to the share price comparisons is that the respective share trading prices of TAG and Trans-Orient are assumed to mirror the underlying values the companies. However, Trans-Orient shares traded on fewer available days than TAG shares and in lower total volumes and values. In the 57 available trading days in the twelve week observation period, 460,585 Trans-Orient shares traded on 29 trading days. For TAG, 1,195,372 shares were traded over 47 trading days. No Trans-Orient shares were traded for the week of July 20th contributing to the six consecutive trading days (July 17th to July 24th) on which no trading occurred.

The lack of continuity in the trading of Trans-Orient shares compared to the more frequent trading in TAG shares explains the wide disparity in some of the observed price ratios presented below. In the following table, simple averages were computed for the average weekly high, low and closing price ratios to provide suggestions as to the relative values of the companies' shares. The summary average comparisons offset the impact of statistical outliers on the calculation of weekly relative values and ratios.

Ratio of Share Prices	High	Low	Close
08/31	2.30	1.65	2.17
08/24	1.60	1.57	1.67
08/17	1.60	1.58	1.63
08/10	1.67	1.73	1.67
08/03	1.76	1.77	1.76
07/27	2.25	2.03	2.10
07/20	no trades for Trans-Orient		
07/13	1.50	**1.43**	1.67
07/06	1.96	1.85	1.77
06/29	1.29	2.00	1.83
06/22	1.19	2.53	2.17
06/15	**3.40**	2.58	2.73
Simple Average of Ratios	1.87	1.88	1.93

A high range ratio of 3.40 is observed for the ratios of weekly high prices and a low range value of 1.43 can be seen among the comparisons of weekly low prices. Due to the discontinuity in trading in Trans-Orient shares as well as the relative low trading values, the sole reliance on market values to establish a share exchange ratio would be problematic and other measures of value must be considered.

Relative Net Asset Values

In their negotiations, the companies had agreed to the adjusted net asset values of their respective companies. A section of their summary working paper is shown as the table on the following page. The companies agreed to include the value of the Cheal oil field at the 2P (i.e. proved + probable) level discounted at 10% as provided in Table S -1 of

13

the Sproule technical report. As shown in the previous table, the resulting net asset values agreed to by the companies are $0.63 per with respect to TAG and $0.20 per share for Trans-Orient. The share exchange ratio suggested by these calculations is 1.0 TAG share as equal to 3.12 Trans-Orient shares.

In the writer's opinion, the use of 2P reserves understates the development potential of TAG relative to the high risk nature of Trans-Orient's exposure to exploration risk. The writer has calculated that the inclusion of possible reserves (i.e. 3P) and inclusion of Sproule's resulting reserve values discounted at 15% would increase the net asset value of TAG by approximately $8.5 million or $0.50 a share and widen the relative adjusted net asset value relationship between the companies from 1.0 TAG share = 3.12 Trans-Orient shares to 1.0 TAG share = 5.65 shares.

	TOP Notes		TOP	TAG	T
Working Capital, adjusted					
Current Assets			4,900,652	3,976,025	C
Inventory				250,000	Ir
Current Liabilities			-	- 200,000	
Upcoming capex - **both have 2 wells in '09**			-	-	
Long-term liabilities - SuppleJack Wells and Kahili -P&A			-	- 650,000	
				-	
				-	
			4,900,652	3,376,025	
Other assets					
Suite 1406- based on prop tax assessment			268,224	-	
Premium for East Coast potential upside	CAPEX spent on East Coast		2,000,000		
APX Shares- current market			-	-	
AMG Oil Shares- current market	826,431 Shares of AMG Oil - US$0.25		206,608		
			2,474,832	-	
Reserves - US$9.3million for 100%					
Cheal (NPV at 10%) 2P - Sproule March 2009		9,300	-	9,300,000	
Less: Royalty to Investec -25%				- 2,092,500	
			7,375,485	10,583,525	
Shares outstanding					
Current			36,595,225	16,809,722	
Warrants and options to be exercised - out of the money			-	-	
			36,595,225	16,809,722	
Value per share			$ 0.20	$ 0.63	
Exchange ratio (Assume TAG shares for TOP)			0.32		
Exchange ratio (Assume TOP shares for TAG)			3.12		

There are 6 wells included in Sproule's 1P value calculations. The 2P level, used in the companies' negotiations, assumes two additional wells and the 3P values assume 9 wells and makeovers. Even if the full 3P value assumption is not realized, there is additional value in TAG not recognized in the adjusted net asset values negotiated between TAG and Trans-Orient. A potential realization of only one tenth of TAG's incremental 3P value of $8.5 million implicit in the 3P value would increase the adjusted net asset value of TAG by approximately $0.05 a share and alter the exchange ratio of relative values of the companies in terms of underlying share values to 1.0 TAG share = 3.4 Trans-Orient shares.

Reference to TAG's 3P reserve values underscores the low risk, upside development potential of the Cheal oilfield relative to the exploration risk faced by Trans-Orient shareholders should the Arrangement not proceed.

14

Post Arrangement Working Capital

Referring to the table on the previous page, it can be seen that on a post Arrangement basis, the combined working capital position of TAG will be approximately $8.9 million. However, this does not mean that TAG will have excess working capital at its disposal as the current working capital positions of TAG and Trans-Orient are almost fully committed to meet the respective pre Arrangement capital spending plans of the companies.

Given the precipitous decline in share prices in the past year, TAG and Trans-Orient consider that the companies are adequately financed at the current time. TAG expects that the on a post Arrangement basis, any exploration success combined with the company's land position and exploration exposure could attract potential partnership interests on the part of larger oil and gas companies.

Tax Implications to Trans-Orient Shareholders

The Transaction is expected to have no material adverse tax effects on the majority of Trans-Orient shareholders. As a corporate entity, Trans-Orient must be able to manage its affairs as best it can to maximize its value as a corporate entity. Consequently, this Fairness Opinion relates to the proposed Transaction and its effect on current Trans-Orient shareholders on a pretax basis.

Observations

The terms of the Arrangement can be justified to Trans-Orient shareholders on the basis that the exchange share exchange ratio is based on the weighted average share trading values of respective companies' shares for the twelve week period prior to the date of this report as well as the underlying net asset value of the companies' shares.

The writer's analysis of the relative positions of the companies recognized that Trans-Orient shares trade in lower volumes and values than TAG shares. For this reason, more weight was given to the respective adjusted net asset values of the companies. Additionally, the writer considered that the companies' computations of the relative net asset values of the companies gives no weight to the fact that by combining with TAG, Trans-Orient shareholders will actually acquire oil production and development exposure in the Taranaki Basin. In addition to TAG's current oil production, the Arrangement gives Trans-Orient shareholders the upside potential of TAG's possible (3P) reserves. By only recognizing 10% of the potential $8.5 million increment available by moving from the value of TAG's 2P to 3P reserves would increase the relative value of TAG shares from 1.0 TAG share = 3.1 Trans-Orient shares to 1.0 TAG share = 3.4 Trans-Orient shares.

Due to the discontinuity of trading in Trans-Orient shares compared to the higher dollar value volume in trading of TAG shares, the writer doubled the weighting of the net asset values of the shares relative to the average ratio of the weekly closing market prices of TAG and Trans-Orient shares. On this basis, the share exchange ratio calculated under the unweighted market and adjusted net asset ratios of 1.9 and 3.1 became 2.7 Trans-Orient shares to 1.0 TAG shares. When the adjusted net asset value ratio was increased to 3.4 to 1.0, the resulting weighted ratio became 2.9 Trans-Orient shares for each 1.0 TAG share. The propose exchange ratio of 2.8 Trans-Orient shares for each

15

1.0 TAG share, as negotiated between the companies, falls within the exchange range considered as appropriate by the writer.

As Trans-Orient has no operating cash flow and reserves relative to TAG's situation means that the Arrangement has risk reduction attributes for Trans-Orient shareholders. First of all, as TAG has cash flow to support its development activities implies that TAG shareholders will experience less dilution as fewer shares will be issued on any subsequent financing. In contrast, Trans-Orient has no sources of cash flow and dilution to existing shareholders is a certainty should the Arrangement not proceed if and when additional financing is required in the future.

The fact that Trans-Orient's cash requirements relate to pure exploration expenditures relative to TAG's development expenditures implies higher risk exposure for Trans-Orient shareholders. Under the Arrangement, the risk exposure of Trans-Orient shareholders will be reduced because TAG's expenditures relate to the development of a known oilfield. The reduced risk provided through the Arrangement to Trans-Orient shareholders is a characteristic that has value implications. Additionally, Trans-Orient shareholders owning TAG shares will participate in the relatively lower risk development activities relating to the Cheal oilfield being conducted by TAG. The realization of TAG's potential 3P reserves likely has a higher probability of success than the immediate exploration activities of Trans-Orient where any successes will translate into additional financing requirements at a time when markets and investors are still uncertain.

Similarly, another benefit of the Arrangement to Trans-Orient shareholders is that because TAG shares trade in higher volumes and values relative to Trans-Orient shares, Trans-Orient shareholders with have greater liquidity for their investment, either to dispose of their interests or to add to their investment positions. The increased liquidity that the Arrangement will provide to Trans-Orient shareholders has value implications not fully reflected in respective adjusted net asset value comparisons of the companies as well as in the market price comparisons of Trans-Orient and TAG shares.

The proposed Arrangement between Trans-Orient and TAG will result in a larger company with proven operating and exploration expertise in New Zealand. On completion, TAG will provide an exploration exposure of approximately 2.275 million acres onshore and offshore in the East Coast Basin of New Zealand as well as a 100% interest in the producing Cheal oilfield in the Taranaki Basin, a region that currently accounts for almost all of New Zealand's oil and gas production. Operating as a larger company with oil production as well as significant exploration exposure, should result in gaining greater market interest in TAG compared to TAG and Trans-Orient continuing separately without combining. This fact could lower TAG's cost of capital in any future financings as well as potentially raise interest in the company as a potential joint venture partner by larger oil and gas companies.

16

Conclusions as to Fairness

Based on the above information, observations and analyses by the writer as well as other relevant factors applying to the companies, **it is the writer's considered opinion that the proposed exchange ratio under proposed Arrangement of 1.0 TAG share for every 2.8 Trans-Orient shares is fair, from a financial point of view, to Trans-Orient and its shareholders as a whole and to the minority non-controlling shareholders of the company**.

This opinion is given for the sole and exclusive use of the Board of Directors of Trans-Orient and the company's shareholders and is given as of this date. The writer reserves the right to amend or withdraw the conclusions reached in this Fairness Opinion, if a material change occurs in any of the facts, representations and reports which have been relied upon in preparing this report, or if information provided to the writer and upon which he has relied, is inaccurate in any material respect. This report has been prepared solely for the purpose of providing information. It should not be construed as a recommendation to buy or sell any of the securities mentioned herein and no representations or warranties of any kind are intended, neither implied nor should be inferred.

Yours truly,

Stephen W. Semeniuk, CFA

17

Certificate of Qualifications

I, Stephen Semeniuk, of 3845 Southridge Avenue, West Vancouver, Canada hereby certify that:

1. I graduated with a B. Comm. (Hons.) degree from the University of Windsor.

2. I was granted a M.B.A. in finance from Michigan State University.

3. I am a CFA® charter holder, having completed the program offered by the Institute of Chartered Financial Analysts in 1982.

4. I have been practicing as an independent financial consultant since January 1991 in providing securities valuation services, fairness opinions, and financial consulting and research services to lawyers, government, investment dealers and industry.

5. I was formerly Vice President, Research of LOM Western Securities Ltd., at that time, the leading underwriter of junior resources and industrial companies in Western Canada. I have also held securities research positions with Vancouver-based Odlum Brown Ltd. and Brink Hudson and Lefever Ltd.

6. I have also held financial planning and operations analysis positions with B.C.R.I.C., Power Corporation of Canada, Chemcell Ltd. and Ford Motor Company of Canada.

7. The attached Fairness Opinion on the Transaction between Trans-Orient Petroleum Ltd. and TAG Oil Ltd., was prepared for the Board of Directors of Trans-Orient Petroleum Ltd. and is based on information, documents, and data provided to me as well as other data, materials and analyses I collected or prepared. I reserve the right to amend or withdraw the conclusions reached in this report, if a material change occurs in or if any of the facts, information or representations provided to me is materially inaccurate.

8. In preparing this Fairness Opinion, I was not required to any of the properties mentioned in this report.

9. I have no past, present or intended interest in the shares or holdings of the companies discussed in this report.

10. I consent to use of this Fairness Opinion by Trans-Orient Petroleum Ltd. and TAG Oil Ltd. for corporate, judicial and regulatory purposes and for its inclusion in the companies' Information Circular and public files. The report, however, should not be construed as a recommendation to buy or sell any shares mentioned in this report. No such representations are intended or implied.

____________________, West Vancouver, B.C., April 15, 2009.

Stephen W. Semeniuk, B. Comm., MBA, CFA

18

APPENDIX E

INFORMATION CONCERNING TRANS-ORIENT PETROLEUM LTD.

Capitalized terms used in this Appendix E that are not defined herein shall have the meanings ascribed to such terms in this Information Circular to which this Appendix E is attached. All references to dollar amounts in this Appendix E are to Canadian dollars unless expressly stated otherwise.

TRANS-ORIENT PETROLEUM LTD. AND CORPORATE STRUCTURE

Name, Address and Incorporation

Trans-Orient is a company based in Vancouver, British Columbia, Canada. The Company’s registered office is located at 1100-888 Dunsmuir Street, Vancouver, British Columbia, V6C 3K4 and the principal business office is located at 999 Canada Place, World Trade Centre, Suite 404, Vancouver, British Columbia, V6C 3E2

Business Overview

Trans-Orient’s operating strategy is focused on its international oil and gas exploration operations through its 100% interests in PEP 38348, PEP 38349 and PEP 50940 that consist of 2,275,902 net acres of lightly explored land located in New Zealand’s East Coast Basin. Trans-Orient’s business plan has been focused on conventional and unconventional oil and gas prospects located in the East Coast Basin of New Zealand. Trans-Orient’s short and long term goals have been to aggressively explore both the conventional and unconventional opportunities in New Zealand. However, Trans-Orient’s capital program is flexible and can be modified to address prevailing economic conditions. Trans-Orient has also been prudent and proactive to maintain a strong balance sheet and carefully manage the capital requirements of early stage exploration. Trans-Orient’s present exploration strategy can be divided into three opportunities: a shallow (less than 500m) early cash flow oil opportunity, a conventional Miocene-aged oil and gas exploration program, and an unconventional fractured oil-shale opportunity.

RISK FACTORS

The operations of Trans-Orient are speculative due to the high-risk nature of its business, which is exploration of oil and natural gas properties. The risks below are not the only ones facing Trans-Orient. Additional risks not currently known to Trans-Orient, or that Trans-Orient currently deems immaterial may also impair Trans-Orient’s operations. The order in which the following risk factors appear does not necessarily reflect management’s opinion of their order or priority.

Investors and Trans-Orient Shareholders should consider the following risk factors:

  Even if hydrocarbons are discovered, the costs of extracting and delivering the hydrocarbons to market may render uneconomic any discovered deposit. Geological conditions are variable and unpredictable. Even if a well is drilled and production is commenced, the quantity of hydrocarbons produced inevitably will decline over time and production may be adversely affected or may have to be terminated altogether if the Company encounters geological conditions that cannot be foreseen.

  Trans-Orient also is subject to uncertainties related to the proximity of any reserves that it may discover to pipelines and processing facilities. It expects that its operational costs will increase proportionally to the remoteness of, and any restrictions on access to, the properties on which any such reserves may be found. Adverse climatic conditions at such properties also may hinder Trans-Orient’s ability to carry on exploration or production activities continuously throughout any given year.

  The marketability and price of any oil or natural gas that may be discovered and extracted by Trans-Orient is subject to numerous factors beyond Trans-Orient’s control, including market fluctuations in the prices of oil and natural gas. Trans-Orient’s ability to operate at a profit also will be affected by the quality of any oil that Trans-Orient discovers and produces, if any, as refiners will typically demand and pay higher prices for light, quality oil. In addition, government regulations relating to prices of hydrocarbons, taxes, royalties, land tenure, allowable production, the export of oil and natural gas, and many other aspects of the oil and natural gas business will impact Trans-Orient’s future operations.

  Trans-Orient has limited financial resources and has no operating revenues and expects to continue to rely principally on working capital on hand, the issuance of common shares and the sale of its assets to finance its business. There is no assurance that market conditions will permit Trans-Orient to raise funds on acceptable terms or at all.

  Trans-Orient has a history of losses from operations. In addition, Trans-Orient has a limited operating history. Trans-Orient is in the exploration stage and there can be no assurance that the Company will enjoy commercial success in its business activity.

  Trans-Orient has 3 petroleum exploration permits in New Zealand and it has no properties on which any hydrocarbons are known to exist in commercial quantities or at all. Exploration for hydrocarbons is a speculative venture necessarily involving substantial risk and there is no certainty that any exploration expenditures that Trans-Orient may incur will result in discoveries of commercial quantities of hydrocarbons.

  Trans-Orient’s business is subject to extensive government regulation and the exploration operations on its two petroleum exploration permits in New Zealand. Such regulation governs not only Trans-Orient’s title to the petroleum exploration permits, the mandated work programs for the prospects, environmental matters and taxation, but, if petroleum reserves are discovered and successfully developed (which cannot be assured), also the production, marketing and sale of hydrocarbons, as well as other matters. The government of any foreign jurisdiction in which Trans-Orient operates also may impose restrictions on the withdrawal of capital from that jurisdiction or impose other foreign currency exchange controls.
  There is no assurance that the laws relating to the ownership of petroleum interests and the operation of the Trans-Orient’s business in the jurisdictions in which it currently operates, or in the jurisdictions in which Trans-Orient may operate in the future, will not change or be applied in a manner that may materially and adversely affect Trans-Orient’s business.

  Trans-Orient is subject to laws and regulations that control the discharge of materials into the environment, require removal and cleanup in certain circumstances, require the proper handling and disposal of waste materials, or otherwise relate to the protection of the environment. In operating and owning petroleum interests, Trans-Orient may be liable for damages and the costs of removing hydrocarbon spills for which Trans-Orient is held responsible. Laws relating to the protection of the environment have in many jurisdictions become more stringent in recent years and may, in certain circumstances, impose strict liability, rendering Trans-Orient liable for environmental damage without regard to its negligence or fault. Such laws and regulations may expose Trans-Orient to liability for the conduct of, or conditions caused by others or for acts of Trans-Orient that were in compliance with all applicable law at the time such acts were performed. The application of these requirements or the adoption of new requirements could have a material adverse effect on our business, results of operations, financial condition, cash flows and shareholder value.

  In all cases, the terms and conditions of the permits or licences granting Trans-Orient, or the party from which Trans-Orient acquired, the right to explore for, and develop, hydrocarbons, prescribe a work program and the date or dates before which such work program must be done. Trans-Orient believe that they are in substantial compliance with all such permits and licenses. However, varying circumstances, including the financial resources available to Trans-Orient, equipment availability, reliance on third party operators of permits and licenses, and other circumstances beyond Trans-Orient’s control or influence may result in the failure to satisfy the terms and conditions of a permit or license and result in the complete loss of the interest in the permit or license without compensation. Such terms and conditions may be renegotiated with applicable regulatory authorities, but there is no assurance that if a term or condition of a license or permit that is required to be satisfied has not been met, that such term or condition will be successfully renegotiated with the applicable authority.

  Trans-Orient maintains insurance against certain public liability, operational and environmental risks on behalf of Trans-Orient, but there is no assurance that an event causing loss will be covered by such insurance, that such insurance will continue to be available to Trans-Orient, or that the benefits of such insurance will be adequate to cover our liability.

  Trans-Orient holds cash reserves in Canadian and U.S. dollars and to a lesser extent in New Zealand dollars. Trans-Orient expects to incur the majority of its petroleum property expenditures in New Zealand dollars. Trans-Orient does not currently hedge its exposure to foreign currency exchange rate changes, although Trans-Orient may choose to selectively hedge exposure to foreign currency exchange rate risk in the future. Trans-Orient manages some of this risk by shifting a portion of its cash on hand from one currency to another in a timely manner. A decrease in the value of the New Zealand currency against the value of the Canadian and U.S. will be a benefit to Trans-Orient. An increase in value of the New Zealand dollar relative to the Canadian or U.S. dollar would have a detrimental effect on Trans-Orient as expenses incurred would, in turn, increase in Canadian and U.S. dollars.

  The possibility exists that title to one or more properties may be lost due to an omission in the claim of title. Trans-Orient does not maintain title insurance over any of its petroleum exploration permits. Accordingly, if a problem is discovered with respect to the title of any of its prospects, Trans-Orient may be forced to forfeit its interest without compensation.

  The oil and gas industry is highly competitive. Trans-Orient encounter strong competition from other independent operators and from major oil companies in acquiring oil and natural gas properties suitable for exploration, development, production, contracting for drilling equipment, securing trained personnel and for capital to finance such activities. Many of these competitors have financial resources and personnel resources available to them that are substantially larger than Trans-Orient’s. The availability of a ready market for any oil and gas that may be discovered by Trans-Orient depends on numerous factors beyond Trans-Orient’s control, including the proximity and capacity of natural gas pipelines, oil storage capabilities and the effect of regional or national regulations.

  Claims of aboriginal peoples in New Zealand or other potential areas of operation may adversely affect the rights or operations of Trans-Orient and there is no assurance that governmental regulation will not vary, including regulations relating to prices, royalties, allowable production, environmental matters, import and export of hydrocarbons, and protection of water resources and agricultural lands. Trans-Orient’s exploration interests in New Zealand are subject to regulations that relate directly and indirectly to its operations, including title to the petroleum interests, production, marketing and sale of hydrocarbons, taxation, environmental matters, restriction on the withdrawal of capital from a country and other factors. There is no assurance that the laws relating to the ownership of petroleum interests and the operation of Trans-Orient’s business in New Zealand will not change in a manner that may materially and adversely affect its business.

  The amounts attributed to Trans-Orient’s properties in its financial statements represent acquisition and exploration expenditures only and should not be taken to in any way reflect realizable value.

  Trans-Orient may incur significant costs to avoid investment company status and may suffer adverse consequences if deemed to be an investment company under the United States Investment Company Act of 1940, as amended (the “Investment Company Act”). Some of Trans-Orient’s equity investments in other businesses may constitute investment securities under the Investment Company Act. A company may be deemed to be an investment company if it owns investment securities with a value exceeding 40% of its total assets, subject to certain exclusions. Investment companies are subject to registration under, and compliance with, the Investment Company Act unless a particular exclusion or safe harbour provision applies. If Trans-Orient were to be deemed an investment company, it would become subject to the requirements of the Investment Company Act. As a consequence, Trans-Orient would be prohibited from engaging in business or issuing securities as it has in the past and might be subject to civil and criminal penalties for non-compliance. In addition, certain of Trans-Orient’s contracts might be voidable and a court-appointed receiver could take control of Trans-Orient and liquidate the business. Unless an exclusion or safe harbour was available to Trans-Orient, it would have to attempt to reduce its investment securities as a percentage of its total assets. This reduction can be attempted in a number of ways, including the disposition of investment securities and the acquisition of non-investment security assets. If Trans-Orient were required to sell investment securities, Trans-Orient may sell them sooner than it otherwise would have based on economic factors solely. These sales would likely be at depressed prices and Trans-Orient may never realize anticipated benefits from, or may incur losses on, these investments. Trans-Orient may be unable to sell some investments due to contractual or legal restrictions or the inability to locate a suitable buyer. Moreover, Trans-Orient may incur tax liabilities when it sells assets.

  Trans-Orient is incorporated under the laws of British Columbia, Canada and all four of Trans-Orient’s directors and officers are residents of Canada. Consequently, it may be difficult for U.S. shareholders to effect service of process within the U.S. upon Trans-Orient or upon its directors or officers, or to realize in the U.S. upon judgements of U.S. courts predicated upon civil liabilities under the Exchange Act. Furthermore, it may be difficult for shareholders to enforce judgements of the U.S. courts based on civil liability provisions of the U.S. federal securities laws in a foreign court against Trans-Orient or any of Trans-Orient’s non-U.S. resident officers or directors.

  The success of Trans-Orient largely depends upon the performance of its key employees and on the advice and project management skills of various consulting geologists, geophysicists and engineers retained by Trans-Orient from time to time. Although there are other personnel available in the sector who could replace Trans-Orient personnel there is likely to be some difficulty in finding immediate replacements of suitable caliber.

  The directors and principal shareholders of Trans-Orient beneficially own a sufficient number of the outstanding common shares of Trans-Orient to have substantial influence over matters which require a vote of Trans-Orient’s shareholders, such as the election of members of the Board as well as extraordinary matters which require shareholder approval. Should the directors and the principal shareholders vote their shares in a like manner on a matter requiring a simple or special majority vote of Trans-Orient’s shareholders, it is most likely that their position on the matter would control or significantly affect the outcome of the vote. Additionally, because the directors and principal shareholders possess substantial influence over Trans-Orient through their shareholdings, the value attributable to the right to vote held by other shareholders may be perceived to be reduced. This could result in a reduced value for the shares owned by other shareholders who do not have the same level of control over Trans-Orient’s affairs.

  Trans-Orient Shareholders who are U.S. taxpayers should be aware that Trans-Orient may have been a passive foreign investment company (“PFIC”) for the recent fiscal year and may also have been a PFIC in prior years. U.S. taxpayers should obtain independent advice as to the consequences of the Company being a PFIC.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Information Circular, no director, executive officer, employee, proposed management nominee for election as a director of Trans-Orient nor any associate of any such director, executive officer, or proposed management nominee of Trans-Orient or any former director, executive officer or employee of Trans-Orient or any of its subsidiaries is indebted to Trans-Orient or any of its subsidiaries or is indebted to another entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Trans-Orient or any of its subsidiaries, other than routine indebtedness.

MANAGEMENT CONTRACTS

As of the date of this Information Circular, Trans-Orient or Trans-Orient Subsidiaries does not have any active management or employment agreements.

No management functions of Trans-Orient or Trans-Orient Subsidiaries are to any substantial degree performed by a person or company other than the directors or executive officers of Trans-Orient or Trans-Orient Subsidiaries.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as set forth above or elsewhere in this Information Circular and other than transactions carried out in the ordinary course of business of Trans-Orient or any of its subsidiaries, none of the directors or executive officers of Trans-Orient, a director or executive officer of a person or company that is itself an informed person or Trans-Orient Subsidiaries, nor any shareholder beneficially owning, directly or indirectly, common shares of Trans-Orient, or exercising control or direction over common shares of Trans-Orient, or a combination of both, carrying more than 10% of the voting rights attached to the outstanding shares of Trans-Orient nor an associate or affiliate of any of the foregoing persons has since August 1, 2008 (being the commencement of Trans-Orient’s last completed financial year) any material interest, direct or indirect, in any transactions which materially affected or would materially affect Trans-Orient or any of its subsidiaries.

AUDITORS, TRANSFER AGENT AND REGISTRARS

The auditors of Trans-Orient are DeVisser Gray LLP, of Vancouver, British Columbia.

Trans-Orient’s transfer agent and registrar is:

Computershare Investor Services Inc.	Computershare Investor Services Inc.
2nd Floor, 510 Burrard Street	100 University Ave, 11th Floor
Vancouver, B.C., V6C 3B9	Toronto, ON M5J 2Y1

LEGAL PROCEEDINGS

There are no legal proceedings nor proceedings known to be contemplated to which Trans-Orient is party.

F-1

APPENDIX F

INTERIM ORDER

SUPREME COURT
OF BRITISH COLUMBIA
VANCOUVER REGISTRY

NOV 05 2009

ENTERED

No. S-098060
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

TRANS-ORIENT PETROLEUM LTD.

PETITIONER

AND

ORDER

BEFORE THE HONOURABLE MR. JUSTICE DAVIES	))))	WEDNESDAY, THE 4TH DAY OF NOVEMBER, 2009

THE APPLICATION of the Petitioner, TRANS-ORIENT PETROLEUM LTD., made WITHOUT NOTICE, for an Interim Order for directions of the Court in connection with a proposed plan of arrangement pursuant to Section 291 of the *Business Corporations Act* (British Columbia), S.B.C. 2002, c. 57, as amended, coming on for hearing before me at 800 Smithe Street, Vancouver, British Columbia on the 4th day of November, 2009;

AND UPON HEARING Laura McLeod, counsel for the Petitioner;

AND UPON READING the Petition herein dated November 4th, 2009 and the Affidavit of Garth Johnson, sworn on the 3rd day of November, 2009;

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THIS COURT ORDERS that:

1. The Petitioner, Trans-Orient Petroleum Ltd. ("Trans-Orient"), be permitted to convene, hold and conduct a Special Meeting of the registered holders of common shares of the Petitioner (the "Shareholders") to *inter alia*, consider and, if deemed advisable, pass with or without amendment, a special resolution (the "Special Resolution"), authorizing, approving and agreeing to adopt a plan of arrangement (the "Arrangement") among the Petitioner, its Shareholders, TAG Oil Ltd. and TAG Acquisition Corp. as described in the Plan of Arrangement attached as Exhibit "A" to the Affidavit of Garth Johnson, sworn on November 3rd, 2009 and to transact such other business as may properly come before the Special Meeting.

2. The Special Meeting shall be called, held and conducted in accordance with the provisions of the *Business Corporations Act* (British Columbia) S.B.C. 2002, c. 57, as amended, applicable securities legislation and the Articles of the Petitioner, subject to the terms of this Order.

3. The following information:

   (a) the Notice of Special Meeting;

   (b) the Management Information Circular and the Appendices to the Management Information Circular, including the Plan of Arrangement; and,

   (c) the Requisition for the Hearing of the Application for a Final Order approving the Arrangement;

   (collectively the "Meeting Materials");

   in substantially the same form referred to in the Affidavit of Garth Johnson, sworn on the 3rd day of November, 2009, with such amendments and inclusions thereto as counsel for the Petitioner may advise are necessary or desirable, provided that such amendments and inclusions are not inconsistent with the terms of this Order, together with a Form of Proxy and a Voting Instruction Form, shall be sent to:

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(a) the Shareholders at their registered addresses as they appear on the books of the Petitioner at the close of business on October 28, 2009, being the record date fixed by the Board of Directors of the Petitioner for the determination of Shareholders entitled to Notice of the Special Meeting, such Meeting Materials to be sent at least twenty-one (21) days prior to the date of the Special Meeting, excluding the date of mailing, by one of the following methods:

(i) by prepaid ordinary or air mail addressed to the Shareholder at his, her, or its address as it appears on the applicable securities registers of the Petitioner as at the Record Date; or

(ii) by email or facsimile transmission to any Shareholder who identifies himself, herself or itself to the satisfaction of the Petitioner, acting through its representatives, who requests such email or facsimile transmission;

(b) the directors and auditors of the Petitioner by mailing the Meeting Materials by prepaid ordinary mail, or by email or facsimile transmission, to such persons at least twenty-one (21) days prior to the date of the Special Meeting, excluding the date of mailing or transmittal; and

(c) in the case of non-registered holders of common shares of the Petitioner, by providing copies of the Meeting Materials to intermediaries and registered nominees for sending to beneficial owners in accordance with National Instrument 54-101 – *Communications with Beneficial Owners of Securities of a Reporting Issuer* of the Canadian Securities Administrators at least four (4) business days prior to the twenty-first (21st) day prior to the date of the Special Meeting;

and that service of the Requisition as herein described, shall constitute good and sufficient service of such Requisition providing notice of the Application for the Final Order upon all who may wish to appear in these proceedings, and no other service need be made.

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4. The Meeting Materials be mailed by prepaid ordinary mail to the holders of options and other rights to acquire securities of the Petitioner, which mailing shall occur at least ten (10) days prior to the date of the Special Meeting, excluding the date of mailing and excluding the date of the Special Meeting, and that service of the Meeting Materials as herein described shall constitute good and sufficient service of such Notice of Special Meeting and Requisition upon all such persons and no other service need be made, and such service shall be effective on the fifth day after the said Meeting Materials are mailed.

5. The accidental omission to give notice of the Special Meeting or Application for the Final Order to or the non-receipt of such notices by one or more of the persons specified herein, shall not invalidate any resolution passed or proceedings taken at the Special Meeting.

6. The Chair of the Special Meeting shall be an officer or director of the Petitioner or such other person as may be appointed by the shareholders of the Petitioner for that purpose.

7. The Chair of the Special Meeting is at liberty to call on the assistance of legal counsel to the Petitioner at any time and from time to time, as the Chair of the Special Meeting may deem necessary or appropriate during the Special Meeting, and such legal counsel is entitled to attend the Special Meeting for this purpose.

8. The Special Meeting may be adjourned for any reason upon the approval of the Chair of the Special Meeting, and if the Special Meeting is adjourned, it shall be reconvened at a place and time to be designated by the Chair of the Special Meeting to a date which is not more than 30 days thereafter.

9. The quorum required at the Special Meeting shall be the quorum required by the Articles of the Petitioner.

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10. The vote of Shareholders required to adopt the Special Resolution at the Special Meeting shall be the affirmative vote of not less than two-thirds of the votes cast by the Shareholders who vote in person or by proxy on the Special Resolution.

11. The Chair or Secretary of the Special Meeting shall, in due course, file with the Court Affidavit(s) verifying the actions taken and the decisions reached by the Shareholders of the Special Meeting with respect to the Arrangement.

12. Each Shareholder of the Petitioner be accorded the rights of dissent with respect to the Special Resolution approving the Arrangement, as set out in Article 4 of the Plan of Arrangement and described in the Management Information Circular.

13. The only persons entitled to notice of or to vote at the Special Meeting or any adjournment(s) thereof either in person or by proxy shall be the registered holders of the shares of the Petitioner as at the close of business on October 28, 2009 (and under applicable securities legislation and policies, the beneficial owners of the common shares of the Petitioner registered in the name of intermediaries) and the directors and auditors of the Petitioner.

AND THIS COURT FURTHER ORDERS that the Petitioner be at liberty to give notice of this Application to persons outside the jurisdiction of this Honourable Court in the manner specified herein.

AND THIS COURT FURTHER ORDERS that unless the directors of the Petitioner by resolution determine to abandon the Arrangement, the Application for the Final Order be set down for hearing before the presiding Judge in Chambers at the Courthouse at 800 Smithe Street, Vancouver, British Columbia, on December 14, 2009 at 9:45 a.m., or so soon thereafter as counsel may be heard, and that, upon approval by the Shareholders at the Special Meeting of the Special Resolution approving the Arrangement, all in the manner required by Section 289 of the *Business Corporations Act* (British Columbia), the Petitioner be at liberty to proceed with the Final Application on that date.

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AND THIS COURT FURTHER ORDERS that any Shareholder of the Petitioner and any holder of any option or other right to acquire a security of the Petitioner may appear and make submissions at the Application for the Final Order provided that such person shall file an Appearance, in the form prescribed by the Rules of Court of the Supreme Court of British Columbia, with this Court and deliver a copy of the filed Appearance, together with a copy of all material on which such person intends to rely at the Final Application, including an outline of such person's proposed submissions, to the solicitor for the Petitioner at its address for delivery as set out in the Petition, on or before 4:00 p.m. (Pacific Standard Time) on December 10th, 2009, or as the Court may otherwise direct.

AND THIS COURT FURTHER ORDERS that subject to other provisions in this Order no material other than that contained in the Management Information Circular need be served on any persons in respect of these proceedings.

AND THIS COURT FURTHER ORDERS that if the Final Application is adjourned, only those persons who have filed and delivered an Appearance in accordance with this Interim Order need to be served and provided with notice of the adjourned date.

AND THIS COURT FURTHER ORDERS that the provisions of Rule 10 and Rule 51A be hereby dispensed with for the purposes of any further application to be made pursuant to this Petition.

AND THIS COURT FURTHER ORDERS that the Petitioner and its Shareholders, directors and auditors shall, and hereby do, have liberty to apply for such further Orders as may be appropriate.

BY THE COURT

~~DISTRICT~~ REGISTRAR

APPROVED AS TO FORM:

Laura McLeod

Counsel for the Petitioner

090046.001\Pleadings\0015

APPENDIX G

NOTICE OF APPLICATION OF HEARING AND
PROPOSED FORM OF FINAL ORDER

Notice of Application	G - 2

Proposed Form of Final Order	G - 4

No. ____________
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

TRANS-ORIENT PETROLEUM LTD.
PETITIONER

IN THE MATTER OF SECTIONS 288 TO 299 OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA),
S.B.C. 2002, c. 57, as amended,

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
TRANS-ORIENT PETROLEUM LTD., ITS SHAREHOLDERS,
TAG ACQUISITION CORP. AND TAG OIL LTD.

REQUISITION

REQUIRED:

A Hearing before the presiding Judge in Chambers at the Courthouse at 800 Smithe Street, Vancouver, British Columbia at 9:45 a.m. on December 14, 2009, for an Application for a Final Order as set forth in the Petition for the proceedings (the “Final Order”).

The Final Order approving the Arrangement, will, if made, constitute the basis for an exemption from the registration requirements of the United States Securities Act of 1933, as amended, under Section 3(a)(10) thereof, with respect to certain shares to be distributed pursuant to the Arrangement.

Please take notice that any Trans-Orient Petroleum Ltd. shareholder, director or auditor, or any other party served with the Interim Order filed herein, who has filed an Appearance in the form prescribed by the Rules of Court of the Supreme Court of British Columbia or any other interested party with leave of the Court, may appear on the 14th day of December, 2009 to support or oppose the Application either in person or by counsel, provided that such person must request a copy of the Petition for the proceedings, and any other court document as may be desired, on or before 4:00 p.m. (Pacific Standard Time) on November 27, 2009 and must deliver a copy of such person’s filed Appearance, together with all material on which such person intends to rely at the hearing of the Final Application, including an outline of such person’s proposed submissions, to the solicitor for the Petitioner at the address for delivery set out below by or before 4:00 p.m. (Pacific Standard Time) on December 10th, 2009.

The Petitioner’s address for delivery is:

Taylor Veinotte Sullivan, Barristers
Suite 300 – 1168 Hamilton Street
Vancouver, BC V6B 2S2
Telephone:	(604) 687-7007
Attention:	Patrick J. Sullivan

If you wish to be notified of any adjournment of the Final Application, you must give notice of your intention by filing and delivering the form of “Appearance” as referred to above. You may obtain a form of Appearance at the Court Registry, at 800 Smithe Street, Vancouver, British Columbia.

At the Hearing of the Final Application the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court deems fit.

Any person desiring further information about the steps that must be taken prior to making submissions may contact Patrick Sullivan of Taylor Veinotte Sullivan, Barristers at 300 – 1168 Hamilton Street, Vancouver, B.C., 604-687-7007. If you do not attend, either in person or by counsel, at that time, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, without any further notice to you.

          Dated at the City of Vancouver, in the Province of British Columbia, this 4th day of November, 2009.

_____________________________
Counsel for the Petitioner,
Trans-Orient Petroleum Ltd.

It is anticipated that this Application will not be contentious and will take 15 minutes to be heard.

No. ____________
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

TRANS-ORIENT PETROLEUM LTD.
PETITIONER
IN THE MATTER OF SECTIONS 288 TO 299 OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA),
S.B.C. 2002, c. 57, as amended,

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
TRANS-ORIENT PETROLEUM LTD., ITS SHAREHOLDERS,
TAG ACQUISITION CORP. AND TAG OIL LTD.

ORDER

BEFORE THE HONOURABLE	MONDAY, THE 14TH DAY OF DECEMBER, 2009

     UPON THE APPLICATION of the Petitioner, TRANS-ORIENT PETROLEUM LTD., coming on for hearing before me at 800 Smithe Street, Vancouver, British Columbia, on the 14th day of December, 2009;

     AND UPON HEARING Laura McLeod, counsel for the Petitioner;

     AND UPON READING the Petition herein, the Interim Order of Master <> pronounced November 4th, 2009, the Affidavit of Garth Johnson, sworn November 3rd, 2009, and the Affidavit of Garth Johnson, sworn December <>, 2009;

     AND UPON all of the terms of the Interim Order in this proceeding pronounced on November 4th, 2009 having been complied with and the requisite approval of the Shareholders of the Petitioner having being obtained at the Special Meeting of the Petitioner called and held in accordance with the Interim Order;

     AND UPON CONSIDERING the fairness to the parties affected thereby of the terms and conditions of the Arrangement and of the transactions contemplated by the Arrangement;

     AND UPON IT APPEARING that the terms and conditions of the Arrangement may properly be approved by this Honourable Court;

     AND UPON BEING ADVISED by Counsel for the Petitioner that this Honourable Court’s approval of the Arrangement and its determination that the Arrangement is fair to the shareholders of the Petitioner, will serve as the basis of a claim to an exemption for the distribution of securities of TAG Oil Ltd. pursuant to the Arrangement from the registration requirements of the United States Securities Act of 1933, as amended, pursuant to Section 3(a)(10) thereof.

     THIS COURT DECLARES that the Arrangement as described in the Plan of Arrangement, a copy of which is annexed as Schedule “A” to this Order, be and is hereby approved as being fair to the Shareholders of the Petitioner.

     THIS COURT ORDERS that the Arrangement be and is hereby, approved, and shall be implemented in the manner set forth in the Plan of Arrangement and be binding on the Petitioner and its Shareholders in accordance with the terms of the Plan of Arrangement.

     AND THIS COURT FURTHER ORDERS that the Petitioner shall, and hereby does, have liberty to apply for such further Order or Orders as may be appropriate.

BY THE COURT

__________________
REGISTRAR

APPROVED AS TO FROM

___________________________
Counsel for the Petitioner

APPENDIX H

DISSENT RIGHTS

BRITISH COLUMBIA BUSINESS CORPORATIONS ACT

DIVISION 2 — DISSENT PROCEEDINGS

Definitions and application

237 (1) In this Division:

“dissenter” means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

“notice shares” means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

“payout value” means,

(a) in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b) in the case of a dissent in respect of an arrangement approved by a court order made under section 291(2)(c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement, or

(c) in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable,

     (2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a) the court orders otherwise, or

(b) in the case of a right of dissent authorized by a resolution referred to in section 238(1)(g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238 (1) A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent as follows:

(a) under section 260, in respect of a resolution to alter the articles to alter restrictions on the powers of the company or on the business it is permitted to carry on;

(b) under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c) under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d) in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e) under section 301(5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

(f) under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g) in respect of any other resolution, if dissent is authorized by the resolution;

(h) in respect of any court order that permits dissent.

     (2) A shareholder wishing to dissent must

(a) prepare a separate notice of dissent under section 242 for

(i) the shareholder, if the shareholder is dissenting on the shareholder’s own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is dissenting,

(b) identify in each notice of dissent, in accordance with section 242(4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c) dissent with respect to all of the shares, registered in the shareholder’s name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

     (3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a) dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b) cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239 (1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action

     (2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a) provide to the company a separate waiver for

(i) the shareholder, if the shareholder is providing a waiver on the shareholder’s own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is providing a waiver, and

(b) identify in each waiver the person on whose behalf the waiver is made,

     (3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder’s own behalf, the shareholder’s right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a) the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b) any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder,

     (4) If the shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240 (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent

     (2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a statement advising of the right to send a notice of dissent.

     (3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors’ resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not consented to, or voted in favour of, the resolution, whether or not their shares carry the right to vote,

(a) a copy of the resolution,

(b) a statement advising of the right to send a notice of dissent, and

(c) if the resolution has passed, notification of that fact and the date on which it was passed

     (4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241 If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a) a copy of the entered order, and

(b) a statement advising of the right to send a notice of dissent

Notice of dissent

242 (1) A shareholder intending to dissent in respect of a resolution referred to in section 238(1) (a), (b), (c), (d), (e) or (f) must,

(a) if the company has complied with section 240(1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b) if the company has complied with section 240(3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c) if the company has not complied with section 240(1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i) the date on which the shareholder learns that the resolution was passed, and

(ii) the date on which the shareholder learns that the shareholder is entitled to dissent

     (2) A shareholder intending to dissent in respect of a resolution referred to in section 238(1)(g) must send written notice of dissent to the company

(a) on or before the date specified by the resolution or in the statement referred to in section 240(2)(b) or (3)(b) as the last date by which notice of dissent must be sent, or

(b) if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

     (3) A shareholder intending to dissent under section 238(1)(h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a) within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b) if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241

     (4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c) if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i) the name and address of the beneficial owner, and

(ii) a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder’s name

     (5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243 (1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a) if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i) the date on which the company forms the intention to proceed, and

(ii) the date on which the notice of dissent was received, or

(b) if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

     (2) A notice sent under subsection (1)(a) or (b) of this section must

(a) be dated not earlier than the date on which the notice is sent,

(b) state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c) advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244 (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a) a written statement that the dissenter requires the company to purchase all of the notice shares,

(b) the certificates, if any, representing the notice shares, and

(c) if section 242(4)(c) applies, a written statement that complies with subsection (2) of this section

     (2) The written statement referred to in subsection (1)(c) must

(a) be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b) set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) that dissent is being exercised in respect of all of those other shares.

     (3) After the dissenter has complied with subsection (1),

(a) the dissenter is deemed to have sold to the company the notice shares, and

(b) the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

     (4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

     (5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

     (6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245 (1) A company and a dissenter who has complied with section 244(1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a) promptly pay that amount to the dissenter, or

(b) if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

     (2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a) determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b) join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244(1), and

(c) make consequential orders and give directions it considers appropriate.

     (3) Promptly after a determination of the payout value for notice shares has been made under subsection (2)(a) of this section, the company must

(a) pay to each dissenter who has complied with section 244(1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter’s notice shares, or

(b) if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares

     (4) If a dissenter receives a notice under subsection (1)(b) or (3)(b),

(a) the dissenter may, within 30 days after receipt, withdraw the dissenter’s notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b) if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

     (5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a) the company is insolvent, or

(b) the payment would render the company insolvent Loss of right to dissent

246 The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a) the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b) the resolution in respect of which the notice of dissent was sent does not pass;

(c) the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d) the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e) the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f) a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g) with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h) the notice of dissent is withdrawn with the written consent of the company;

(i) the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division

Shareholders entitled to return of shares and rights

247 If, under section 244(4) or (5), 245(4)(a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a) the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244(1)(b) or, if those share certificates are unavailable, replacements for those share certificates,

(b) the dissenter regains any ability lost under section 244(6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c) the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

I-1

APPENDIX I
PRO FORMA FINANCIAL STATEMENTS
Pro Forma Consolidated Balance Sheet
Expressed in Canadian Dollars
(Unaudited)
As at June 30, 2009

	TAG Oil Ltd. (1)	Trans-Orient	Adjustments	Pro Forma
		Petroleum		TAG Oil Ltd.
Assets		Ltd.
Current
Cash and cash equivalents	$5,062,885	$5,840,607	$-	$10,903,492
Amounts receivable and prepaids	230,656	50,206	-	280,862
Inventory	855,447	-	-	855,447
	6,148,988	5,890,813	-	12,039,801
Oil and gas properties	8,281,888	1,767,610	(417,589)	9,631,909
Equipment	41,547	123,500	(123,500)	41,547
Investments	16,200	555,561	(4,150)	567,611
	$14,488,623	$8,337,484	$(545,239)	$22,280,868

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities	$722,905	$11,806	$150,000	$884,711
Asset retirement obligations	2,388,989	-	-	2,388,989
	3,111,894	11,806	150,000	3,273,700

Share capital (Notes 4 and 5)	69,646,835	27,969,157	(20,338,718)	77,277,274
Contributed surplus	875,633	-	-	875,633
Deficit	(57,725,810)	(16,195,700)	16,195,700	(57,725,810)
	12,796,658	11,773,457	(4,143,018)	20,427,097
Accumulated other comprehensive loss	(1,419,929)	(3,447,779)	3,447,779	(1,419,929)
	$14,488,623	$8,337,484	$(545,239)	$22,280,868

See accompanying notes.

I-2

Pro Forma Consolidated Statements of Operations and Deficit
Expressed in Canadian Dollars
(Unaudited)
For the three month period ended June 30, 2009

	TAG Oil Ltd. (1)	Trans-Orient	Adjustments	Pro Forma
		Petroleum		TAG Oil Ltd.
Revenue		Ltd.
Production revenue	$1,930,551	$-	$-	$1,930,551
Royalties	(504,932)	-	-	(504,932)
	1,425,619	-	-	1,425,619

Expenses
General and administrative	327,833	231,213	-	559,046
Depletion, depreciation and accretion	715,519	5,169	-	720,688
Directors & officers insurance	10,875	-	-	10,875
Foreign exchange	2,240	(85,460)	-	(83,220)
General exploration	18,716	-	-	18,716
Interest income	(23,883)	(13,787)	-	(37,670)
Legal settlement	(51,693)	-	-	(51,693)
Production costs	633,027	-	-	633,027
Stock based compensation	872	57,596	-	58,468
	(1,633,506)	(194,731)	-	(1,828,237)
Net loss for the period	$(207,887)	$(194,731)	$-	$(402,618)

Loss per share – basic and diluted	$(0.01)	$(0.01)	$-	$(0.01)

See accompanying notes.

I-3

Pro Forma Consolidated Statements of Operations and Deficit
Expressed in Canadian Dollars
(Unaudited)
For the year ended March 31, 2009

	TAG Oil Ltd. (1)	Trans-Orient	No Pro Forma	Pro Forma
		Petroleum	Adjustments	TAG Oil Ltd.
Revenue		Ltd.
Production revenue	$16,143,790	$-	$-	$16,143,790
Royalties	(3,480,493)	-	-	(3,480,493)
	12,663,297	-	-	12,663,297

Expenses
General and administrative	1,499,701	1,601,214	-	3,100,915
Depletion, depreciation and accretion	4,448,875	7,045	-	4,455,920
Directors & officers insurance	45,000	25,680	-	70,680
Foreign exchange	(355,035)	499,406	-	144,371
General exploration	519,016	-	-	519,016
Interest income	(158,559)	(199,064)	-	(357,623)
Legal settlement	(182,347)	-	-	(182,347)
Loss on sale of investment	-	68,153		68,153
Production costs	4,998,856	-	-	4,998,856
Stock based compensation	19,587	206,249	-	225,836
Gain on sale of inventory	(132,241)	-	-	(132,241)
Write-off of oil and gas properties	19,564,716	11,218	-	19,575,934

Net loss for the period	$(17,604,272)	$(2,219,901)	$-	$(19,824,173)

Loss per share – basic and diluted	$(1.05)	$(0.06)	$-	$(0.66)

See accompanying notes

(1)

This consolidated balance sheet and the consolidated statements of operations line items of TAG Oil Ltd. are inclusive of figures reported in the Company’s June 30, 2009 quarterly financial statements as filed on SEDAR with the addition, on a pro forma basis, of the effect of acquiring an additional 69.5% interest in PMP 38156-S and PEP 38738-01 (“Cheal” or “the acquisition”), as reported in the Company’s Business Acquisition Report dated November 10, 2009. This acquisition was completed on October 26, 2009 for US$2,000,000 in cash, a 25% net oil revenue royalty on the first 500,000 barrels produced after the effective date of June 1, 2009, reducing to 7.5% for the life of the Cheal pool, and the completion of certain permit work commitments, including optimization and drilling operations, within 30 months. The above balance sheet of TAG Oil Ltd. as at June 30, 2009 has been prepared as if the Cheal acquisition was completed on June 30, 2009 and the statements of operations in this report have been prepared as if the acquisition had been made on the first day of the periods presented. The Company also recorded an asset retirement obligation included in the June 30, 2009 balance sheet above, of $1,569,539 in connection with the acquisition. The revenues and expenses recorded in the consolidated statement of operations associated with this additional interest, included below for the periods ended March 31, 2009 and June 30, 2009 are summarized as follows:

	Year ended March 31, 2009	Three months ended June 30, 2009
Production revenue	$11,219,934	$1,341,733
Expenses	(9,949,641)	(1,379,565)
Net loss	$1,270,293	$(37,832)

Notes to the Pro Forma Financial Statements
For the Period Ending June 30, 2009
(Unaudited)

1. Basis of Presentation

The unaudited pro forma consolidated interim balance sheet of TAG Oil Ltd. (the “Company” or “TAG”) as at June 30, 2009 and unaudited pro forma consolidated interim statement of operations for the three months ended June 30, 2009 have been prepared by management of TAG after giving effect to the business combination between TAG and Trans-Orient Petroleum Ltd. (“Trans-Orient”). These unaudited pro forma consolidated interim statements include:

a)	A pro forma balance sheet combining the unaudited consolidated interim balance sheet of TAG at June 30, 2009 and the unaudited consolidated interim balance sheet of Trans-Orient at April 30, 2009; and

b)

The pro forma statement of operations combining the audited consolidated statement of operations of TAG for the year ended March 31, 2009 and the unaudited consolidated statement of operations for Trans-Orient ended July 31, 2009.

c)

The pro forma statement of operations combining the unaudited consolidated interim statement of operations of TAG at June 30, 2009 and the unaudited consolidated interim statement of operations of Trans-Orient for the three month period ending April 30, 2009.

The pro forma consolidated balance sheet as at June 30, 2009 has been prepared as if the combination with Trans-Orient had occurred on June 30, 2009. The pro forma consolidated statement of operations have been prepared as if the transaction had occurred on the first day of the periods presented.

It is management’s opinion that these pro forma consolidated financial statements include all adjustments necessary for the fair presentation, in all material respects, of the transactions described in these notes in accordance with Canadian generally accepted accounting principles applied on a consistent basis with TAG’s accounting policies. The pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of TAG which would have actually resulted had the proposed transaction been effected on the dates indicated. Further the pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.

The unaudited pro forma consolidated financial statements should be read in conjunction with the historical financial statements and notes thereto of TAG and Trans-Orient and the business acquisition report of TAG filed on November 10, 2006.

2. Business Acquisition

On September 16, 2009 TAG and Trans-Orient announced their intention to merge. TAG will issue 1 TAG common share for every 2.8 common shares of Trans-Orient. The transaction is being accounted by the purchase acquisition method with TAG being identified as the acquirer. In addition, each Trans-Orient stock option and share purchase warrant will be transferred to TAG and each holder will receive an option or warrant to purchase that number of TAG shares determined by dividing the number of shares by 2.8, at an exercise price per TAG share equal to the Trans-Orient exercise price multiplied by 2.8.

The preliminary allocation of purchase price is summarized below in the table and is subject to change:

Purchase price:
13,069,723 common shares of TAG	$7,630,439
Acquisition costs	150,000
$7,780,439
Net assets acquired:
Cash and cash equivalents	$5,840,607
Non-cash working capital	38,400
Oil and gas properties	1,350,021
Investments	551,411
$7,780,439

The fair value of the net assets of Trans-Orient to be acquired will ultimately be determined the date of closing of the transaction. Therefore, it is likely that the fair values of assets and liabilities acquired will vary from those shown above and the differences may be material.

3. Pro Forma Adjustments

The pro forma unaudited consolidated statements include the following pro forma adjustments reflecting transactions disclosed in the Circular.

a)	The assumption that the completion of the arrangement among TAG, TAG Acquisition Corp. and Trans-Orient will occur to record all of the purchase accounting adjustments as described in Note 2.

b)	Assuming the cancellation of common shares of Trans-Orient held by TAG.

c)	TAG common shares valued at $0.58 per share reflecting the TAG share price at September 23, 2009.

4. Share Capital Continuity

a)	A continuity of TAG issued common share capital and related recorded values after giving effect to the pro forma transactions described in note 2 above is set out below:

	Number of Shares	Amount
Commons shares of TAG at June 30, 2009	16,812,222	$69,604,084
Common shares issued for acquisition of Trans-Orient	13,069,723	7,630,439
Elimination of investment in Trans-Orient by TAG	(1,928)	(1,118)
	29,880,017	$77,233,405

b)	Continuity of stock options:

		Average weighted
	Number of Shares	price
Stock options of TAG outstanding at June 30, 2009	222,000	$3.78
Stock options of Trans-Orient at June 30, 2009 (before the transfer	544,643	2.90
to TAG options there were 1,525,000 options at a weighted
average price of US$0.89)
	766,643	$3.15

c)	Continuity of share purchase warrants:

		Average weighted
	Number of Shares	price
Share purchase warrants of TAG outstanding at June 30, 2009	-	$0.00
Share purchase warrants of Trans-Orient at June 30, 2009 (before	71,429	2.60
the transfer to TAG warrants there were 200,000 share purchase warrants at a price of US$0.80)
	71,429	$2.60

Refer to Note 5

5. Subsequent Event

a)

On October 28, 2009, TAG granted 900,000 options to certain directors, employees and consultants pursuant to its stock option plan. The options are exercisable at $1.25 per share until October 28, 2014 and vest over a period of eighteen months.

b)

On October 28, 2009, Trans-Orient granted 420,000 options to certain directors pursuant to its stock option plan. The options are exercisable at $0.45 per share until October 28, 2014 and vest over a period of eighteen months.

The effect on note 4b above is as follows:

		Average weighted
	Number of Shares	price
Stock options of TAG outstanding at June 30, 2009	222,000	$3.78
Stock options of TAG granted October 28, 2009	900,000	$1.25
Stock options of Trans-Orient at June 30, 2009 (before the transfer to TAG options there were 1,525,000 options at a weighted average price of US$0.89)	544,643	2.90
Stock options of Trans-Orient granted on October 28, 2009 (before the transfer to TAG options there were 420,000 options at a price of $0.45)	150,000	$1.26
	1,816,643	$2.05